                                                                    Exhibit 99.1

                             SHARE SALE AND PURCHASE
                                    AGREEMENT
                           relating to Cramer Systems
                                  Group Limited

Dated 18 July 2006

Broadview (1)
Kennet (2)
HarbourVest (3)
The Executives (4)
The Management Shareholders (5)
Amdocs Limited (6)
Amdocs Astrum Limited (7)
Jonathan McKay (8)


                                                                (SJ BERWIN LOGO)

     DATE 18 July 2006

     PARTIES

(1)  BROADVIEW details of which are set out in Part 1 of Schedule 1
     ("Broadview");

(2)  KENNET details of which are set out in Part 2 of Schedule 1 ("Kennet");

(3) HARBOURVEST details of which are set out in Part 3 of Schedule 1 ("HarbourVest");

(4) THE EXECUTIVES details of which are set out in Part 5 of Schedule 1 (the "Executives");

(5)  THE MANAGEMENT SHAREHOLDERS details of which are set out in Part 6 of
     Schedule 1 (the "Management Shareholders");

(6) AMDOCS LIMITED (number 19528) whose registered office is at Tower Hill House, Le Bordage, Suite 5, St Peter Port, Guernsey GY1 3QT, The Channel Islands (the "Buyer Parent");

(7) AMDOCS ASTRUM LIMITED (number 423608) whose registered office is at 1st Floor, Block 5, East Point Business Park, Dublin 3, Eire (the "Buyer"); and

(8)  JONATHAN MCKAY of The Beacon, Penn, Buckinghamshire HP10 8ND.

     INTRODUCTION

(A) The Buyer wishes to buy all of the issued and to be issued share capital of the Company.

(B) Each Seller is the legal and beneficial owner of the Sellers' Shares set out against his/its name in Part 4 of Schedule 1 of this Agreement and each has the right, power and authority to sell and transfer its proportion of the Sellers' Shares in the manner contemplated by this Agreement.

(C) In accordance with Article 10 of the Articles, the Buyer has before the execution of this Agreement made a written offer in the agreed form (the "Co-sale Offer Document") to Broadview and Kennet to buy all the Preferred Shares held by each of them, subject at all times to the provisions of
     Article 10.4 of the Articles.

(D) The Sellers have agreed to sell to the Buyer and the Buyer has agreed to purchase the Sellers' Shares for that part of the Consideration which is referable to the Sellers' Shares in accordance with the terms of this Agreement, and otherwise in the manner and on and subject to the terms of this Agreement. The agreement so made by Broadview and Kennet in respect of their Preferred Shares is made by them by way of acceptance of the offer referred to in Recital (C).

(E) The Sellers hold the Vested Options and the Unvested Options set against their respective names in columns 7 (Vested Options) and 8 (Unvested Options) of Part 4 Schedule 1 (together, the "Sellers' Options"). The Sellers have agreed on Completion to exercise those Vested Options and to sell to the Buyer, and the Buyer has agreed to purchase, the shares in the capital in the Company issuable on exercise of the Sellers' Vested Options (together, the "Sellers' Option Shares") for that part of the Consideration which is referable to the Sellers' Option Shares in accordance with the terms of this Agreement, and otherwise in the manner and on and subject to the terms of this Agreement. The Sellers have further agreed to exchange the Unvested Options set against their respective names in column 8 (Unvested Options) of Part 4 of Schedule 1 for a number of Rollover Options calculated in accordance with Schedule 11 of this Agreement.

(F) Schedule 9 contains details of all the Shares and Options other than the Sellers' Shares and the Sellers' Options respectively.

(G) The Sellers' Shares and the Sellers' Option Shares together represent more than ninety per cent. of the total voting rights conferred by all the shares in issue in the capital of the Company on a fully diluted basis (that is, assuming the exercise of all rights to subscribe for, or to convert any security into, shares of any class in the Company).

(H) After the signing of this Agreement the Warrantors shall cause the Company to send to all the holders of Shares and Options other than the Sellers, and to any other person who after the date of this Agreement holds shares of any class in the capital of the Company or rights to subscribe for, or to convert any security into, shares of any class in the Company, letters in the agreed form containing details of the Buyer's offer for their shares and rights, in each case offering the consideration referred to in Schedule 11.

(I) At Completion the Buyer shall acquire the Sellers' Shares and the Sellers' Option Shares, together with any other shares in the capital of the Company whose holders have at that time accepted the offer made to them by the Buyer as referred to in Recital (H) and shall at Completion issue Rollover Options to holders of Unvested Options whose holders have at that time accepted the offer so made by the Buyer.

(J) If and to the extent that the offer made by the Buyer as referred to in Recital (H) is not accepted in accordance with its terms by any person to whom it is made, the parties intend that any issued shares in the Company be compulsorily acquired by the Buyer in accordance with the drag-along provisions contained in Articles 7.9 and 7.10 of the New Articles for the price per share of the relevant class set out in Schedule 11. To the extent not exercised in accordance with their terms or the subject of an acceptance of the Buyer's offer as referred to in Recital (H), rights to subscribe for, or to convert any security into, shares of any class in the Company will lapse not later than 40 days after Completion.

     OPERATIVE PROVISIONS

1    DEFINITIONS

     In this Agreement, except where a different interpretation is necessary in the context, the words and expressions set out below shall have the following meanings:

A Ordinary Shares                    A ordinary shares of 0.01p each in the
                                     capital of the Company

A Preferred Shares                   A participating preferred shares of 0.1p
                                     each in the capital of the Company

Accounts the audited consolidated balance sheet as at the Accounts Date, and the audited consolidated profit and loss account for the financial year ended on the Accounts
                                     Date, of the Company together with the
                                     statement of cash flows, auditors' report and directors' report annexed thereto and the notes thereon

Accounts Date                        31 July 2005

Agreement                            this agreement including the Introduction
                                     and the Schedules

Approval an approval, grant, authority, consent or licence granted by a government or governmental authority

Articles the articles of association of the Company in force at the date of this Agreement

B Ordinary Shares                    B ordinary shares of 0.01p each in the
                                     capital of the Company

Borrowings                           any third party (and not intra-Group
                                     Company) indebtedness for or in respect of:

                                     (a)  monies borrowed;

                                     (b)  any amount raised by acceptance under
                                          any acceptance credit facility or
                                          dematerialised equivalent;

                                     (c)  any amount raised under any note
                                          purchase facility or the issue of
                                          bonds, notes, debentures, loan stock
                                          or any similar instrument;

                                     (d)  the amount of any liability in respect
                                          of any lease or hire purchase contract
                                          which would, in accordance with
                                          International Financial Reporting
                                          Standards issued and/or adopted by the
                                          International Accounting Standards
                                          Board, be treated as a finance or
                                          capital lease;

                                     (e)  receivables sold or discounted (other
                                          than receivables to the extent they
                                          are sold on a non-recourse basis);

                                     (f)  any amount raised under any other
                                          transaction (including any forward
                                          sale or purchase agreement) having the
                                          commercial effect of borrowing;

                                     (g)  any derivative transaction entered
                                          into in connection with protection
                                          against or benefit from fluctuation in
                                          any rate or price;

                                     (h)  any counter-indemnity obligation in
                                          respect of a guarantee, bond, standby
                                          or documentary letter of credit or any
                                          other instrument issued by a bank or
                                          financial institution; and

                                     (i)  the amount of any liability in respect
                                          of any guarantee or indemnity for any
                                          of the terms referred to at (a) to (h)
                                          (inclusive) of this definition

B Preferred Shares                   B redeemable participating preferred shares
                                     of 0.01p each in the capital of the Company

Business the business of the Group Companies as at Completion

Business Day                         a day (other than a Saturday, Sunday or
                                     public holiday) when banks are open for
                                     business in the City of London and the
                                     United States of America

Buyer Completion Adjustment          has the meaning given in clause 12.10

Buyer Condition                      has the meaning given in clause 2.1

Buyer's Group                        the Buyer, its subsidiaries and subsidiary
                                     undertakings from time to time, (excluding
                                     the Company and the Subsidiaries) and any
                                     holding company or undertaking of the Buyer
                                     from time to time

C Ordinary Shares                    C ordinary shares of 0.01p each in the
                                     capital of the Company

Claim                                any claim for breach of Warranty or any
                                     other provision of this Agreement including without limitation a claim under the Tax
                                     Covenant

Companies                            the Company and the Subsidiaries and each
                                     or any of them

Company                              Cramer Systems Group Limited, short
                                     particulars of which are set out in Part 1
                                     of Schedule 2

Completion                           completion of the sale and purchase of the
                                     Sellers' Shares and the Sellers' Option
                                     Shares in accordance with the terms of
                                     clause 7 of this Agreement

Completion Accounts                  the consolidated balance sheet of the Group
                                     Companies as at the Completion Accounts
                                     Date prepared in accordance with clause
                                     12.1

Completion Accounts Date             31 July 2006 if the Completion Date falls
                                     on or before 15 August 2006, 31 August 2006
                                     if the Completion Date falls after 15
                                     August 2006 and on or before 15 September
                                     2006, 30 September 2006 if the Completion
                                     Date falls after 15 September 2006 and on
                                     or before 15 October 2006, and if the
                                     Completion Date falls after 15 October 2006
                                     and on or before the Longstop Date, the
                                     Completion Date

Completion Date                      the date of Completion

Completion Escrow Account            a United States dollar interest-bearing
                                     account in the name of the Escrow Agents or
                                     any account replacing that bank account
                                     pursuant to the terms of the Escrow
                                     Instruction Letter

Completion Escrow Agents             Olswang of 90 High Holborn London WC1V 6XX
                                     and SJ Berwin LLP of 10 Queen Street Place
                                     London EC4R 1BE, or in either case any
                                     replacement for that firm from time to time
                                     as agreed between the Buyer and the
                                     Sellers' Representatives

Completion Escrow Amount             US$4,000,000

Completion Exchange Rate             the closing mid-point rate for conversion
                                     of pounds sterling into United States
                                     dollars as published by Bloomberg's
                                     Financial Service on Bloomberg's Screen:
                                     "Currency HP", area: "Compsite (Ldn).
                                     Market: "mid/trd" on the Business Day prior
                                     to the Completion Accounts Date

Computer Data                        the computer-readable information or data
                                     used by the Group in the Business and
                                     stored in electronic form

Computer Hardware                    the computer hardware, firmware, equipment
                                     and ancillary equipment (other than
                                     Computer Software and Computer Data) used
                                     by the Group in the Business

Computer Software                    the computer programs used and/or supplied
                                     by the Group in the Business from time to
                                     time

Condition Satisfaction Date          has the meaning given in clause 2.5

Confidential Information             all information of a confidential nature
                                     disclosed by one party to another party,
                                     including, for the avoidance of doubt, the
                                     provisions and subject matter of this
                                     Agreement

Consideration                        the consideration referred to in clause 4

Consultants                          those individuals who are providing
                                     personal services to the Company or the
                                     Subsidiaries under an agreement which is
                                     not a contract of employment with the
                                     Company including, in particular, where the
                                     individual acts as a consultant or is an
                                     independent contractor or is on secondment
                                     to the Company and "Consultant" shall mean
                                     any one of them

Constitutional Documents             with respect to any corporate entity, its
                                     memorandum and articles of association or
                                     analogous documents in the case of any
                                     jurisdiction outside England and Wales,
                                     shareholders' agreements and other similar
                                     documents governing the formation,
                                     organisation and management of that entity

Co-sale Offer Document               shall have the meaning set out in Recital
                                     (C) of this Agreement

Covenantor                           has the meaning given in clause 14.5

D Ordinary Shares                    D ordinary shares of 0.01p each in the
                                     capital of the Company

Director a current director of the Company details of whom are set out in Part 1 of Schedule 2

Disclosure Attachments               the documents attached to the Disclosure
                                     Letter for the purposes set out in the
                                     Disclosure Letter, but which are not the
                                     Disclosure Documents

Disclosure Date                      2 Business Days prior to the date of this
                                     Agreement

Disclosure Documents                 the 27 (twenty seven) documents appended to
                                     the Disclosure Letter and listed in the
                                     schedule annexed thereto

Disclosure Letter                    a letter in the agreed form dated on or
                                     before the date of this Agreement from the
                                     Warrantors to the Buyer, delivered to the
                                     Buyer (and copied to the Institutions for
                                     their information) immediately before
                                     execution of this Agreement, for which the
                                     Buyer has acknowledged receipt

Drag Along Date                      the date when a drag along notice is served
                                     in accordance with Article 7.9.2 of the New
                                     Articles

Dragged Shares                       all of the shares in the issued share
                                     capital of any class (including Y Shares)
                                     on the Drag Along Date except to the extent
                                     that stock transfer forms in respect of
                                     those shares (or any of them) are delivered
                                     to the Buyer on or prior to the Drag Along
                                     Date whether in accordance with paragraph
                                     1.1a of Schedule 3 or otherwise in a form
                                     and manner acceptable to the Buyer (acting
                                     reasonably)

E Ordinary Shares                    E ordinary shares of 0.01p each in the
                                     capital of the Company

Employees                            those persons (including Directors) who are
                                     employed by any Group Company; where such
                                     expression appears in Part 2 of Schedule 5,
                                     it shall be in respect of Employees at the
                                     date of signing in respect of the
                                     Warranties given on the date of this
                                     Agreement and in respect of Employees at
                                     the date of Completion in respect of the
                                     Warranties given on the date of Completion
                                     save where the particular Warranty
                                     expressly states to the contrary

Encumbrance                          any interest or equity or right of any
                                     person (including any right to acquire,
                                     option or right of pre-emption) or any
                                     mortgage, charge, pledge, lien, assignment,
                                     hypothecation, security interest, title
                                     retention or any other security agreement
                                     or arrangement

Environment                          all or any of the following media, namely
                                     the air (including the air within buildings
                                     and other natural or man-made structures
                                     above or below ground) water and land and
                                     any living organisms supplied by those
                                     media

Environmental Consent                any assessment, authorisation, certificate,
                                     consent, licence, permission, permit,
                                     ruling, variation, modification, transfer
                                     or any other information or approval
                                     required by any Environmental Law or
                                     agreement made pursuant to Environmental
                                     Law

Environmental Law                    all applicable laws, including common law,
                                     statutes, subordinate legislation and other
                                     national and local laws and statutory
                                     guidance to the extent that they relate
                                     both to the preservation or protection of
                                     the Environment

Escrow Account                       has the meaning given in Part 1 of Schedule
                                     7

Escrow Agents                        has the meaning given in Part 1 of Schedule
                                     7

Escrow Amount                        has the meaning given in Part 1 of Schedule
                                     7

Escrow Instruction Letters           the letters relating to the operation of
                                     the Escrow Account and the Completion
                                     Escrow Account respectively, in the agreed
                                     form

F Ordinary Shares                    F ordinary shares of 0.01p each in the
                                     capital of the Company

Final Option Exercise Date           the date falling 39 days after Completion

FSMA                                 the Financial Services and Markets Act 2000

G Ordinary Shares                    G ordinary shares of 0.01p each in the
                                     capital of the Company

Governmental Entity                  any supra national, national, state,
                                     municipal or local government (including
                                     any subdivision, court, administrative
                                     agency or commission or other authority
                                     thereof) or any quasi governmental or
                                     private body exercising any regulatory,
                                     taxing, importing or other governmental or
                                     quasi governmental authority, including the
                                     European Union

Group                                the Company and the Subsidiaries

Group Company                        any of the Companies

Guy Dubois Option Holder Letter      the letter in the agreed form addressed to
                                     Guy Dubois

H Ordinary Shares                    H ordinary shares of 0.01p each in the
                                     capital of the Company

ICTA                                 the Income and Corporation Taxes Act 1988

IHTA                                 the Inheritance Tax Act 1984

Independent Accountants              Ernst & Young LLP or such other firm as is
                                     agreed by the Buyer and the Sellers'
                                     Representatives

Information Technology               the Computer Hardware, Computer Data and
                                     Computer Software so far as any of the
                                     above are material to the Business

Institutions                         Broadview, Kennet and HarbourVest, and
                                     "Institution" shall be interpreted
                                     accordingly

Intellectual Property                patents, trade marks, service marks,
                                     registered designs, trade names, business
                                     names, domain names, copyright, database
                                     rights, rights in inventions, know-how and
                                     other intellectual property rights,
                                     semi-conductor topographies, inventions,
                                     rights in designs, whether registered or
                                     unregistered and including: (a) renewals,
                                     reversions or extensions applications and
                                     rights to apply for the grant of any of the
                                     foregoing; (b) rights under licenses,
                                     consents, statutes, orders or otherwise in
                                     relation to any of the foregoing; and (c)
                                     all rights or forms of protection having
                                     equivalent or similar effect anywhere in
                                     the world

Intellectual Property Rights         all the Intellectual Property used or
                                     exploited by any Group Company from time to
                                     time

Key Employee                         any person who at, or at any time during
                                     the 12 months immediately preceding the
                                     Completion Date, is or was an employee or
                                     Consultant of or to the Company or any of
                                     the Subsidiaries and who during that period
                                     is or was acting at management grade and is
                                     or was in possession of confidential
                                     information relating to any of the Company
                                     or the Subsidiaries including without
                                     limitation all of the Management
                                     Shareholders, Jonathan Craton and Donald
                                     Gibson (two of the Executives)

Know How all trade secrets, know-how, inventions, product information and unpublished information relating to the Intellectual
                                     Property Rights, secret or confidential
                                     information, current and/or prospective
                                     suppliers and customers (including any
                                     customer or supplier lists), data and
                                     information in the possession of and/or
                                     used by any of the Companies in the conduct of its business whether in writing or on computer disk

Lease                                means any lease underlease licence or
                                     occupational arrangement pursuant to which any Group Company holds an interest in any of the Properties

Longstop Date                        has the meaning given by clause 2.7

LPMPA                                the Law of Property (Miscellaneous
                                     Provisions) Act 1994

Management Accounts                  the consolidated management accounts of the
                                     Company for the period from the Accounts
                                     Date to 30 June 2006 such accounts
                                     including a balance sheet as at 30 June
                                     2006, a copy of which is included in the
                                     Disclosure Documents

Net Cash                             the consolidated cash of the Group
                                     including any balances credited to the
                                     account of any Group Company with banks or other financial institutions at the
                                     Completion Accounts Date expressed in
                                     pounds sterling (excluding any proceeds
                                     actually received by or on behalf of any Group Company from the exercise of Options which have vested in accordance with their terms on or prior to the Final Option
                                     Exercise Date or which would have been
                                     received by or on behalf of any Group
                                     Company but for those Options being
                                     exercised on a cashless basis), less (i) the amount of the Borrowings of the Group as at the Completion Accounts Date expressed in pounds sterling and less (ii) the Working Capital Deficit Amount expressed in pounds sterling and less (iii) the Tax Amount expressed in pounds sterling, the overall resulting sum to be converted into US dollars at the Completion
                                     Exchange Rate

Net Cash Adjustment                  the Buyer's Completion Adjustment or the
                                     Sellers' Completion Adjustment as the case
                                     may be

New Articles                         the Articles as amended in the agreed form

Non-Disclosable Information          all information (including, but not limited
                                     to Confidential Information) which relates
                                     to the Companies, the Business, the
                                     negotiations relating to and the terms of
                                     this Agreement and the commercial or
                                     financial arrangements of any party

Notice of Exercise of Options        in relation to any Option Holder holding
                                     Options over A Ordinary Shares, B Ordinary
                                     Shares or E Ordinary Shares which have
                                     vested in accordance with their terms, a
                                     written notice of exercise of those Options
                                     in the agreed form served by or on behalf
                                     of that Option Holder in accordance with
                                     the terms of the relevant Options

Notified Withholding Amount          the sum of the estimated aggregate amounts
                                     referred to in paragraph 1.1 (k)(iv),
                                     (viii) and (ix) of Part 1 of Schedule 3 to
                                     be contained in the notice to be given by
                                     the Sellers to the Buyer on Completion in
                                     accordance with paragraph 1.1 (k) of Part 1
                                     Schedule 3

Options the options to subscribe for or acquire any share in the capital of the Company as at the date of this Agreement, whether unvested or vested at that date, further details of which are set out in Parts 1 and 2 of Schedule 9

Option Holders                       the holders of the Options, further details
                                     of which are set out in Schedule 9

Optionholder Instruction Forms       the instruction forms (or any one of them)
                                     forming part of the UK Option Holder
                                     Letter, US Option Holder Letter, Guy Dubois
                                     Option Holder Letter and ROW Option Holder
                                     Letter under which Option Holders elect on
                                     or prior to the Final Option Exercise Date
                                     either to exercise their Options and agree
                                     to sell their resulting ordinary shares in
                                     the capital of the Company to the Buyer on
                                     the terms set out therein or to accept
                                     Rollover Options in exchange for their
                                     Options

Ordinary Shares                      the A Ordinary Shares, B Ordinary Shares, C
                                     Ordinary Shares, D Ordinary Shares, E
                                     Ordinary Shares, F Ordinary Shares, G
                                     Ordinary Shares and H Ordinary Shares

Permitted Payments                   any of:

                                     (a)  the monitoring fees payable to the
                                          Institutions pursuant to the
                                          Shareholder Agreement; and

                                     (b)  normal emoluments and other
                                          entitlements (including any accrued
                                          but unpaid bonuses) payable in the
                                          ordinary and usual course of business
                                          consistent with past practices to
                                          employees, directors or officers of
                                          any Group Company under any service or
                                          consultancy agreement of or by virtue
                                          of their employment

Preferred Shares                     the A Preferred Shares and the B Preferred
                                     Shares

Press Release                        the press release containing details of the
                                     transaction contemplated by this Agreement
                                     in the agreed form

Product any software or other product written by and/or licensed to third parties by or on behalf of the Company or a Subsidiary

Properties                           the properties, short particulars of which
                                     appear in Schedule 4 and references to the
                                     "Properties" shall extend to any part or
                                     parts thereof

Publicly Available Software          any software which:

                                     (a)  contains, or is derived in any manner
                                          (in whole or in part) from, any
                                          software that is distributed as free
                                          software, open source software or
                                          similar licensing or distribution
                                          models; or

                                     (b)  requires as a condition of its use
                                          that modification and/or distribution
                                          of such software or other software
                                          incorporated into, derived from or
                                          distributed with such software: be
                                          disclosed or distributed in source
                                          code form; be licensed for the purpose
                                          of making derivative works; or be
                                          redistributable at no charge,

                                     including, without limitation, software
                                     licensed or distributed under any of the following licenses or distribution models or any similar licences or models: GNU's
                                     General Public License ("GPL") or
                                     Lesser/Library GPL ("LGPL"); the Artistic
                                     Licence (e.g. "PERL"); the Mozilla Public
                                     License; the Netscape Public License; the
                                     Sun Community Source Licence ("SCSL"); the
                                     Sun Industry Source License ("SISL"); and the Apache Software License

registrable                          a piece of Intellectual Property which is
                                     by reference to its category capable of
                                     protection through registration (including
                                     without limitation, trade marks, works of
                                     authorship (in an applicable territory),
                                     inventions and designs) regardless of the
                                     validity, novelty and other appreciable
                                     characteristics of the particular
                                     Intellectual Property to which the
                                     definition is applied

Restricted Stock                     restricted ordinary shares each L0.01 par
                                     value in Buyer Parent granted pursuant to
                                     and in accordance with the terms of
                                     Schedule 11

Rollover Options                     options over Ordinary Shares, each of 0.01p
                                     par value in the capital of the Buyer
                                     Parent

ROW Option Holder Letter             the letter in the agreed form addressed to
                                     certain non-UK Option Holders and non-US
                                     Option Holders

ROW Y Shareholder Letter             the letter in the agreed form addressed to
                                     certain holders of Y Shares

Sellers together, Broadview, Kennet, HarbourVest, the Executives, the Management Shareholders and Jonathan McKay

Sellers' Completion Adjustment       has the meaning given in clause 12.13

Sellers' Options                     has the meaning given in Recital (E)

Sellers' Option Shares               has the meaning given in Recital (E)

Sellers' Representatives             David Rice-Jones and David Embleton

Sellers' Shares                      the Preferred Shares, Ordinary Shares and Y
                                     Shares in the capital of the Company set
                                     out against the Sellers' names in Part 4 of
                                     Schedule 1

Sellers' Solicitors                  SJ Berwin LLP of 10 Queen Street Place,
                                     London EC4R 1BE and Taylor Wessing of
                                     Carmelite, 50 Victoria Embankment,
                                     Blackfriars, London EC4Y 0DX

Sellers' Solicitors Client Account   the client account of SJ Berwin LLP at
                                     Barclays Bank plc (sort code 20-36-47,
                                     account number 10644994)

Shareholders                         those persons holding Preferred Shares,
                                     Ordinary Shares and Y Shares at the Final
                                     Option Exercise Date

Shares together, the entire issued share capital of the Company on the date of this Agreement excluding for the avoidance of doubt any shares which would be issued on exercise of the Vested Options, which is comprised of:

                                     (a)  2,357,000 A Ordinary Shares;

                                     (b)  1,500,000 B Ordinary Shares;

                                     (c)  2,000,000 C Ordinary Shares;

                                     (d)  2,000,000 D Ordinary Shares;

                                     (e)  319,336 H Ordinary Shares;

                                     (f)  2,531,300 A Preferred Shares;

                                     (g)  3,664,375 B Preferred Shares; and

                                     (h)  3,614,500 Y Shares.

Shareholder Agreement                the subscription and shareholders'
                                     agreement between Jonathan Craton and
                                     others, Broadview, Kennet and the Company
                                     dated 17 October 2000 and subsequent deed
                                     of adherence relating to HarbourVest dated
                                     17 December 2004

Shareholder Instruction Form         the instruction form forming part of the
                                     Shareholder Letter

Shareholder Letter                   the letter in the agreed form to be sent to
                                     Shareholders other than Y Shareholders

Source Code                          a version of the relevant software in the
                                     language in which it was programmed
                                     (including all programmers' comments set
                                     out in the code itself) together with all
                                     related manuals, documentation, working
                                     papers, diagrams, charts, data and other
                                     information in an accessible and readable
                                     format which are necessary or reasonably
                                     desirable to enable a reasonably skilled
                                     programmer to understand, modify, correct,
                                     maintain, support and replicate the
                                     Software without the assistance of a third
                                     party

Specified Individuals                together, Hakan Aysan, Rachel Tomson, Nick
                                     Bishop, Rachel Hansen, Emmy Hackett, Carol
                                     Hopperton, Ben Spragg, Cath Smith, Mark
                                     Fellowes, Dennis Quintanilla, Richard
                                     Mishra, Ron Brown, Gareth Morgan, Nick
                                     East, Marcel Read, Tim Buckley and Simon
                                     Waterman

Submission Letter                    the letter from the Buyer addressed to the
                                     German Federal Cartel Office

Subsidiaries                         those companies or other persons (whether
                                     or not registered in the United Kingdom),
                                     short particulars of which are set out in
                                     Part 2 of Schedule 2 and the expression
                                     "Subsidiary" shall mean any one of them

Supplemental Disclosure Letter       a letter dated on or before the Completion
                                     Date from the Warrantors to the Buyer (and
                                     copied to the Institutions for their
                                     information) and given by the Warrantors to
                                     the Buyer on Completion containing
                                     disclosures against the Warranties

Tax Amount                           shall be an amount equal to all amounts of
                                     or in respect of Taxation owing by, or
                                     which will become payable in respect of any
                                     income, profits or gains arising or
                                     accruing to, any Group Company at and in
                                     respect of the period up to and including
                                     the Completion Date (whether or not due),
                                     expressed in pounds sterling

Tax Claim                            has the meaning given in Schedule 6

Tax Covenants                        the tax covenants in Part 2 of Schedule 8

Tax Warranties                       the warranties contained in paragraph 23 of
                                     Part 2 of Schedule 5

Taxation or Tax                      has the meaning given in Schedule 8

Tax Authority                        has the meaning given in Schedule 8

Transaction                          any transaction, act, omission or event of
                                     whatever nature

Transaction Costs                    the advisory fees and expenses and
                                     irrecoverable VAT thereon plus certain
                                     taxation equalisation payments and bonuses
                                     in lieu of phantom shares/option
                                     entitlements in each case as listed in the
                                     document attached as Appendix B and any
                                     other professional or advisory fees and
                                     expenses and irrecoverable VAT thereon
                                     payable by any of the Group Companies in
                                     relation to the sale of the issued and to
                                     be issued share capital of the Company to
                                     the Buyer

UK GAAP generally accepted accounting principles in the United Kingdom as set out in all Statements of Standard Accounting Practice,
                                     Financial Reporting Standards and Urgent
                                     Issues Task Force Abstracts issued by the
                                     UK Accounting Standards Board and extant at the Completion Accounts Date

UK Option Holder Letter              the letter in an agreed form addressed to
                                     UK Option Holders

UK Y Shareholder Letter              the letter in an agreed form addressed to
                                     UK Y Shareholders

Unvested Options                     those Options which are not Vested Options
                                     as at the Final Option Exercise Date,
                                     details of those Options which have not
                                     vested at the date of this Agreement are
                                     set out in Part 1 of Schedule 9

Unvested Y Shares                    Y Shares which have not vested in
                                     accordance with their terms; details of
                                     those Unvested Y Shares which have not
                                     vested at the date of this Agreement are
                                     set out in Part 4 of Schedule 9

US$                                  United States Dollars, being the lawful
                                     currency from time to time of the United
                                     States of America

US Option Holder Letter              the letter in the agreed form addressed to
                                     US Option Holders

US Y Shareholder Letter              the letter in the agreed form addressed to
                                     US Y Shareholders

VAT                                  Value Added Tax as levied in the European
                                     Union and any other similar or equivalent
                                     Tax in any other jurisdiction which shall include for the avoidance of doubt but without limitation, sales taxes in the USA and GST in Australia

VATA                                 the Value Added Tax Act 1994

Vested Options                       those Options which in accordance with
                                     their terms have vested as at the Final
                                     Option Exercise Date; further details of
                                     those Options which have vested at the date
                                     of this Agreement are set out in Part 2 of
                                     Schedule 9

Vested Y Shares                      Y Shares which have vested in accordance
                                     with their terms

Warranties                           the warranties given in Part 2 of Schedule
                                     5 and each warranty statement shall be a
                                     "Warranty"

Warrantors                           each of the Executives and the Management
                                     Shareholders

Working Capital Deficit Amount       the aggregate value of the following assets
                                     of the Group Companies as at the Completion
                                     Accounts Date:

                                     (a)  trade debtors;

                                     (b)  other debtors; and

                                     (c)  prepayments and accrued income;

                                     less the aggregate amount of the following liabilities excluding the Tax Amount other than the employer's national insurance contributions liabilities that are referred to in (d) below of the Group Companies as at the Completion Accounts Date falling due within or after one year:

                                     (a)  trade creditors;

                                     (b)  accruals and deferred income;

                                     (c)  other creditors;

                                     (d)  provisions for liabilities and charges
                                          and, in respect of employer's national
                                          insurance contributions on share
                                          options awarded since 5 April 1999
                                          under unapproved share option schemes
                                          which are expected to be exercised to
                                          the extent that they exceed
                                          L603,000 calculated in accordance with
                                          note 11 in the Accounts,

                                     in each case expressed in pounds sterling and in each case as shown in the Completion
                                     Accounts, provided that if such amount is a positive amount the Working Capital Deficit
                                     Amount shall be zero

Y Shares Y shares of 0.002p each in the capital of the Company

2    CONDITIONS PRECEDENT

2.1  Completion is conditional on either:

     (a) the Buyer having received unconditional confirmation from the German Federal Cartel Office (Bundeskartellamt) that the acquisition of the entire issued share capital of the Company by the Buyer as contemplated by this Agreement does not meet the requirements for the prohibition of a concentration pursuant to Sections 35 et seq. of GWB (Gesetz gegen Wettbewerbsbeschrankungen; German Act against Restraints of Competition); or

     (b) the applicable waiting periods under Section 40 of GWB having expired without the German Federal Cartel Office having prohibited such acquisition prior to the expiry of those waiting periods (the "Buyer Condition").

2.2 The Buyer shall, at its own cost, procure that the Submission Letter is sent to the German Federal Cartel Office no later than 1 Business Day after the date of this Agreement, and shall use all reasonable endeavours to ensure that the Buyer Condition is fulfilled as soon as reasonably practicable after the date of this Agreement. The Buyer shall have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity which are required in order to satisfy the Buyer Condition and shall take all reasonable steps to obtain the same for that purpose (including promptly making all appropriate submissions, notifications and filings, in consultation with the Sellers' Representatives). The Buyer shall for this purpose:

     (a) provide promptly all information which is requested or required by any such Governmental Entity;

     (b) promptly notify the Sellers' Representatives (and provide copies or, in the case of non written communications, details) of any communications with any such Governmental Entity relating to any such consent, approval or action;

     (c) communicate with any such Governmental Entity in writing only after prior consultation with the Sellers' Representatives or their advisers (and paying due consideration to any reasonable comments and requests of the Sellers' Representatives and their advisers) and provide the Sellers' Representatives (or their advisers) with copies of all such submissions, notifications, filings and other communications in the form submitted or sent;

     (d) (without limiting (c) above) provide the Sellers' Representatives (or their advisers) with a final draft of all submissions, notifications, filings and other communications to any Governmental Entity (other than the Submission Letter) at such time as will allow the Sellers' Representatives (or their advisers) a reasonable opportunity to provide comments and for the Buyer to pay due consideration to any reasonable comments of the Sellers' Representatives (or their advisers) on such drafts prior to their submission;

     (e) where permitted by the Governmental Entity, allow persons nominated by the Sellers' Representatives to attend all meetings (and participate in all material telephone or other conversations) with the Governmental Entity and to make oral submissions at the meetings (or in telephone or other conversations); and

     (f) regularly review with the Sellers' Representatives the progress of any notifications or filings (including, where necessary, seeking to identify appropriate commitments to address any anti-trust concerns identified by any Governmental Entity) and discuss with the Sellers' Representatives the scope, timing and tactics of any such commitments with a view to obtaining clearance from any Governmental Entity at the earliest reasonable opportunity.

2.3 The Buyer shall not make any filing with any Governmental Entity which is not required in order to fulfil the Buyer Condition without complying mutatis mutandis with the provisions of clause 2.2(d).

2.4 The Sellers' Representatives and the Warrantors shall, as soon as reasonably practicable, provide the Buyer with such assistance as the Buyer reasonably requests for the purpose of fulfilling the Buyer's obligations under clause 2.1 above, including:

     (a) providing information in the possession of the Sellers which is requested or required by the Bundeskartellamt or any other governmental or regulatory body or persons whose consents, approvals or other actions are required in order to satisfy the Buyer Condition;

     (b) notifying the Buyer, and providing copies, of any communications from the Bundeskartellamt to the Sellers or the Company or any other governmental or regulatory body or persons in relation to obtaining any such consents, approvals or actions where such communications have not been independently or simultaneously supplied to the Buyer; and

     (c) where permitted by the Bundeskartellamt or any other governmental or regulatory body or persons concerned, allowing persons nominated by the Buyer to attend all meetings held by the Sellers or the Bundeskartellamt or any other governmental or regulatory body or persons and, where appropriate, to make oral submissions at such meeting and the Sellers' Representatives shall not request any such meeting without the Buyer's written consent not to be unreasonably withheld or delayed.

2.5 The Buyer shall notify the Sellers' Representatives as soon as it becomes aware that the Buyer Condition is satisfied. The first Business Day on or by which the Buyer Condition has been fulfilled (or waived in accordance with clause 2.6) is the condition satisfaction date (the "Condition Satisfaction Date").

2.6 The Buyer may by notice to the Sellers' Representatives waive the Buyer Condition. Any such waiver may relate to the whole or any part of that condition.

2.7 If the Condition Satisfaction Date has not occurred on the date falling 128 days after the date of this Agreement (the "Longstop Date"), then the Sellers' Representatives and the Buyer may agree to extend the Longstop Date and, if not so agreed, either the Sellers' Representatives or the Buyer may at their/its sole discretion by notice served on the other elect to terminate this Agreement. If in accordance with this clause 2.7 the Longstop Date is extended, the provisions of this clause 2.7 shall apply in respect of the new Longstop Date from time to time applicable.

2.8 Where the Sellers' Representatives have terminated this Agreement in accordance with clause 2.7, the Buyer shall within three Business Days of the date of termination or the date of receiving the relevant copy invoices (whichever is the later) pay all the Sellers' costs and expenses in relation to the negotiation, preparation, execution, performance and proposed implementation of this Agreement reasonably incurred by the Sellers up to the Longstop Date up to a maximum aggregate amount of L100,000 plus VAT.

2.9 In the event of the termination of this Agreement in accordance with clause 2.7, the parties shall have no further rights, remedies or obligations under or in respect of this Agreement, (other than accrued rights or obligations at the time of termination pursuant to clause 2.7) save that clauses 2.8 and 13 shall remain binding in accordance with their terms, and further provided that this clause shall be without prejudice to:

     (a) the Sellers' rights to bring an action for damages against the Buyer where the subject matter of the claim relates to the Buyer's failure to use all reasonable endeavours to procure satisfaction of the Buyer Condition; and

     (b) the Buyer's rights to bring an action for damages against the Sellers where the subject matter of the claim relates to the Sellers' failure to use all reasonable endeavours to assist the Buyer in satisfying the Buyer Condition.

3    SALE AND PURCHASE OF THE SHARES

3.1 Each of the Sellers shall sell the Sellers' Shares and (if any) the Sellers' Option Shares set out against their respective names in Part 4 of
     Schedule 1 with full title guarantee with effect from Completion and the Buyer shall purchase all of those Sellers' Shares and Sellers' Option Shares together with all rights attaching to them at Completion and free from all Encumbrances.

3.2 The Buyer shall not be obliged to complete the purchase of any of the Sellers' Shares or the Sellers' Option Shares unless the purchase of all the Sellers' Shares and Sellers' Option Shares is completed simultaneously in accordance with this Agreement and unless at Completion the Sellers' Shares and the Sellers' Option Shares all constitute in number not less than ninety per cent. (90%) of the total voting rights conferred by all the shares in issue in the capital of the Company on a fully diluted basis (that is, assuming the exercise of all rights to subscribe for, or to convert any security into shares of any class in the Company).

3.3 Each of the Sellers hereby irrevocably and unconditionally waives any and all rights of pre-emption first refusal or any similar rights it has at Completion over the Sellers' Shares and (if any) the Sellers' Option Shares whether conferred by the Constitutional Documents of the Company or in any other way and shall each use all reasonable endeavours to procure that on or prior to Completion that any such other rights of any other person are so waived.

3.4 The LPMPA applies to the sale of the Sellers' Shares and (if any) Sellers' Option Shares by each of the Sellers to the Buyer made pursuant to this Agreement save that:

     (a)  the word "reasonably" shall be deleted from the covenant set out in section 2(1)(b) of the LPMPA;

     (b) the LPMPA and the covenant set out in section 3(1) of the LPMPA shall not be qualified by the words "other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about"; and

     (c) section 6(2) of the LPMPA shall not apply to any of the covenants (express or implied) deemed to be given by each of the Sellers in the terms of clause 3.1 of this Agreement.

3.5 For the purposes of the Articles and (once adopted) the New Articles, each Seller hereby unconditionally and irrevocably consents to the transfer of the Sellers' Shares and (if any) Sellers' Option Shares to the Buyer in accordance with the terms of this Agreement.

3.6 Each Seller who holds any Sellers' Options which are Vested Options hereby agrees to exercise those Sellers' Options on Completion.

3.7 The Buyer shall offer to exchange any Sellers' Options which have not vested in accordance with their terms on the Final Option Exercise Date for Rollover Options in accordance with the terms set out in Schedule 11.

3.8 Broadview and Kennet, as the holders of all the issued Preferred Shares, hereby irrevocably and unconditionally consent, in accordance with Article
     9.2 of the Articles and for all other purposes, to all of the transactions, matters, actions, circumstances and events arising from or under or as result of the entry into this Agreement and the transactions and matters contemplated thereby, including in particular (but without limitation) the proposed amendment to the Articles as set out in the New Articles.

3.9 Each of the parties to this Agreement hereby severally undertakes to exercise all of the voting rights at its disposal to vote in favour of the resolution(s) relating to the amendment of the Articles and the adoption by the Company of new Articles of Association in the form of the New Articles on or prior to Completion, including without limitation voting at an extraordinary general meeting of the Company or duly executing a written shareholders' resolution for this purpose, and consenting to any variation of class rights effected thereby, whether under any Constitutional Documents or otherwise.

4    CONSIDERATION

     Payment of the Consideration shall be made in the amounts specified in
     Schedule 11.

5    PERIOD BEFORE COMPLETION

5.1 The Warrantors shall severally ensure that during the period beginning on the signing of this Agreement and ending at Completion, no Group Company shall without the written consent of the Buyer, such consent not to be unreasonably withheld or delayed:

     (a) depart from the ordinary course of its day-to-day trading or alter the scope of its operations;

     (b) allot, issue, redeem or purchase any shares or other securities other than on exercise of the Vested Options;

     (c) accelerate any vesting of options or Y Shares, other than in accordance with their terms with the exception of those approved at a board meeting of the Company held at 9pm on 17 July 2006 (a copy of the minutes for which are attached at Appendix C) and any others as agreed between the parties;

     (d) grant, issue or redeem any mortgage, charge, debenture or other security or, save in the ordinary course of business and consistent with past practices, give any guarantee or indemnity, other than of the obligations of another member of the Group;

     (e) settle or compromise any material litigation or arbitration proceedings, with the exception of the Company's dispute with Netcracker as referred to in the Disclosure Letter or any employee disputes (other than disputes with Key Employees) in the ordinary course of business;

     (f) make or announce any change (including by way of a reduction in contributions or an increase in entitlements) to any pension scheme or retirement, death or disability benefit scheme or bonus scheme applicable to any of its current or former directors or employees (or any dependants of any such person) or grant or create any additional such benefits;

     (g) permit any of its insurance policies to lapse or knowingly do anything which would reduce the amount or scope of cover or make any of its insurance policies void or voidable;

     (h) enter into any material agreement or change the terms of any material agreement to which it is a party at the date of this Agreement or terminate or give notice to terminate any such agreement except in any such case in the ordinary course of trading;

     (i) enter into any agreement or transaction with any Seller or any person connected with any Seller;

     (j) pass any resolution of its shareholders save for any resolutions necessary to complete the transaction proposed under this Agreement;

     (k) take or permit any action such as is described in paragraph 5 of Part 2 of Schedule 5 or paragraphs 6(m) to 6(p) of Part 2 of Schedule 5;

     (l) sell or otherwise dispose of any interest in, or grant or permit to subsist any Encumbrance in respect of, any of its assets (including the Properties) except a disposal in the ordinary course of trading;

     (m) engage any employee where net hires exceed 15 per month or is a CEC level employee or vary the terms of employment of any CEC level employee or dismiss any CEC level employee;

     (n)  agree, conditionally or otherwise, to do any of those activities;

     (o) incur any Borrowings, or any capital expenditure in excess of L180,000 in aggregate or apply for any new government grants; and

     (p) conduct the annual salary review in such a manner as would result in the aggregate salaries of employees' increasing by more than 4 per cent.

5.2 Subject to any regulatory or legal duties of confidentiality or otherwise, the Warrantors shall severally ensure that during the period beginning on the signing of this Agreement and ending at Completion:

     (a) the Buyer receives notice of any meeting of the board of directors of any Group Company held during that period (save in respect of any meeting to discuss and/or approve any matter relating to the transactions contemplated by this Agreement); and

     (b)  the Buyer and its agents and representatives are:

          (i) given reasonable prior notice of any press release or other public announcement relating to any Group Company;

          (ii) promptly provided with any information relating to the business and affairs of each Group Company as any of them may from time to time reasonably require subject to the Buyer providing reasonable notice to the Warrantors; and

          (iii) subject to giving reasonable advance notice, given reasonable access during normal business hours to the books, records, directors and employees of each Group Company save to the extent that such access would or would be reasonably likely to prevent the satisfaction of the Buyer Condition.

5.3 During the period beginning on the signing of this Agreement and ending at Completion, none of the Sellers shall dispose of any interest in or otherwise grant an Encumbrance in respect of any of its Sellers' Shares.

5.4 The Warrantors shall as soon as reasonably practicable notify the Buyer in writing of any matter which becomes actually known to any of them before Completion and which they are aware constitutes (or is in the opinion of the Warrantors, acting reasonably, likely to constitute) a breach of any of the covenants contained in clause 5.1 or clause 5.3, or any of the Warranties or of any of the warranties given in paragraphs 1 to 5 of Part 1 of Schedule 5. The Warrantors shall make such investigations and give the Buyer such information concerning each matter notified as the Buyer may from time to time reasonably require.

5.5  If before Completion:

     (a) there is a material breach of any of the Warranties or of any of the warranties given in paragraphs 1 to 5 of Part 1 of Schedule 5; or

     (b) there is a material breach of any of the Warrantors' obligations under clause 5.1 or the Sellers' obligations under clause 5.3; or

     (c) the Buyer becomes aware of any fact or matter which has or would reasonably be expected to have, either alone or taken in combination a material adverse effect on the condition (financial or otherwise) and/or results of operation and/or long term prospects of the business of the Group Companies taken as a whole, the Buyer may postpone Completion by up to 20 Business Days or elect not to complete the sale and purchase of the Shares, in either case by giving notice to the Sellers' Solicitors.

5.6 For the purposes of clauses 5.5(a) and 5.5(b), "material" shall mean material in the context of the business of the Group taken as a whole.

5.7 For the purpose of determining whether there has been a material adverse effect under clause 5.5(c), there shall be excluded any event, circumstance, fact, matter or effect resulting from any of the following matters and such matters shall be deemed not to constitute a material adverse effect, either alone or in combination:

     (a) events arising out of, in connection with, resulting from or which are attributable to the announcement of this Agreement or resulting from any actions contemplated by the parties, (including any loss of customers, suppliers or partners or the delay or cancellation of orders for products but excluding any loss of Key Employees);

     (b) any change in control resulting from completion of this Agreement to the extent fairly disclosed in the Disclosure Letter;

     (c) changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions;

     (d) quarterly fluctuations in the financial results of any of the Group Companies including the failure of the Group to meet revenue or earnings expectations for any period from the date of this Agreement to the Completion Date, provided such quarterly fluctuations are not attributable to a change in long term prospects of the Group taken as a whole;

     (e) matters fairly disclosed in the Disclosure Letter and the Disclosure Documents but only to the extent that the matters and the nature and extent of the risks and consequences resulting from those matters, are so fairly disclosed;

     (f) conditions generally affecting the telecommunications and software industries; and

     (g)  changes in laws, regulations and accounting practices.

5.8 Any litigation that is brought or threatened in writing against any of the Companies or any member of the Buyer's Group by any holder of shares in the capital of the Company or by any holder of Options which has not been withdrawn or irrevocably agreed to be withdrawn by such holder of shares or options within 30 days or by the Longstop Date if earlier of bringing such litigation or threatening it in writing and which would or might reasonably be expected by the Buyer (acting reasonably) to inhibit the Buyer's ability to acquire the entire issued and to be issued share capital of the Company or to make that acquisition more expensive shall be deemed to be a matter which has a material adverse effect on the long term prospects of the business of the Group Companies taken as a whole.

5.9 If the Buyer elects not to complete the sale and purchase of the Shares pursuant to clause 5.5, the parties shall have no further rights or obligations under this Agreement, save that clause 13 shall remain binding on the parties in accordance with its terms.

5.10 The Warrantors shall (so far as they are able and without incurring any expenditure) use and shall cause the Company to use commercially reasonable efforts to obtain prior to the Completion, all consents, waivers and approvals listed or described at paragraph 8.7(c)(iv) of the Disclosure Letter (and any contract entered into after the date hereof that would have been required to be listed or described at paragraph 8.7(c)(iv) of the Disclosure Letter if entered into prior to the date hereof).

6    SELLERS' REPRESENTATIVES

6.1 Subject to clauses 6.4 and 6.5, each Seller hereby irrevocably appoints, authorises and empowers the Sellers' Representatives jointly and severally as his true and lawful agent and attorney-in-fact to give any consent, direction, notice or take any other action required or permitted pursuant to this Agreement on behalf of such Seller including, without limitation, the power to:

     (a) enter into any documents set out in Schedule 3 on behalf of that Seller including, without limitation, any stock transfer form and Notice of Exercise of Options or Option Holder Instruction Form or Shareholder Instruction Form so far as permitted by law or any Tax Authority;

     (b) receive, hold and deliver to the Buyer the certificates for the Sellers' Shares accompanied by executed stock transfer forms and any other documents relating thereto on behalf of such Seller;

     (c) receive and give a valid receipt for any part of the Consideration to be satisfied in cash;

     (d)  vary, amend or waive any provisions of this Agreement;

     (e) other than legal proceedings, receive all demands, notices or other communications directed to such Seller under this Agreement;

     (f) sign, execute and deliver on his behalf any deeds and documents and to do or refrain from doing all acts and things as the Sellers' Representatives deem necessary or appropriate to give effect to the terms of this Agreement, securing to the Buyer the full benefit of the rights, powers, privileges and remedies conferred upon the Buyer in this Agreement; and

     (g)  sign and agree the Escrow Instruction Letters.

6.2 Save in respect of fraud, dishonesty or gross negligence, the Sellers' Representatives shall not be held liable to the Sellers for any claims whatsoever arising from any act they may do or refrain from doing pursuant to this Agreement.

6.3 The Sellers agree that the Buyer shall be entitled to rely on this clause 6 in dealing with the Sellers' Representatives on behalf of any of the Sellers and shall not be liable to any of the Sellers by reason of dealing with the Sellers' Representatives on behalf of the Sellers in accordance with this clause 6.

6.4 In the event of the death or incapacity of any of the Sellers' Representatives, the Sellers agree to appoint a successor within the thirty day period immediately following the date of the death or incapacity of such Sellers' Representative, and such successor shall agree in writing to accept such appointment in accordance with the terms hereof. The appointment of a successor Sellers' Representative pursuant to this clause 6 shall be promptly notified to the Buyer by the other Sellers' Representative (or by the Sellers where both Seller's Representatives have died or been incapacitated).

6.5 All decisions of the Sellers' Representatives shall require the unanimous agreement of each of the Sellers' Representatives, save that in the event that a material conflict of interest arises between any Sellers' Representative and the other Sellers, then the conflicted Sellers' Representative shall not act on any matter where he or she is conflicted and the Sellers shall be entitled to elect another Seller to act as a Sellers' Representative on those matters where the conflict of interest arises. The appointment of a replacement or alternate Sellers' Representative pursuant to this clause
     6.5 shall be promptly notified to the Buyer by the Sellers.

6.6  Unless and until notified otherwise in accordance with clause 6.4 or clause
     6.5 the Buyer shall be entitled to assume that David Rice-Jones and David Embleton and their successors for the time being as so notified) are the only Sellers' Representatives for the purposes of this Agreement.

7    COMPLETION

7.1 Completion shall take place at 11.00 a.m. at the offices of SJ Berwin LLP at 10 Queen Street Place, London EC4R 1BE on the fourth Business Day after the Condition Satisfaction Date, or at such other time and place as the parties may agree.

7.2 At Completion each of the Sellers and the Buyer shall severally do those things listed in Part 1 of Schedule 3 and the Buyer shall comply with its obligations in Part 1 of Schedule 3.

7.3 Each of the Sellers hereby confirms that SJ Berwin LLP is irrevocably authorised by each of the Sellers to receive payment of the cash element of the Consideration, any sums expressed to be payable to SJ Berwin LLP on behalf of the Sellers under Part 1 of Schedule 7 and any cash sums payable to the Sellers pursuant to clause 12, in each case on the Sellers' behalf, and the receipt of SJ Berwin LLP shall be a sufficient discharge for the Buyer, who shall not be concerned to see to the application thereof.

7.4 The provisions of Part 1 of Schedule 7 shall apply in relation to the monies paid into the Escrow Account.

7.5 If any of the Sellers or the Buyer (referred to in this clause 7.5 as the "DEFAULTING PARTY") does not or is unable to fulfil any obligations under
     Part 1 of Schedule 3 as the case may be at the time when Completion is due to take place under clause 7.1, the other party (referred to in this clause
     7.5 as the "NON-DEFAULTING PARTY") may in addition to any other right or remedy it may have, by notice to the other party:

     (a)  postpone Completion by up to 20 Business Days; or

     (b) elect to proceed to Completion, in which case the defaulting party shall be obliged to fulfil those obligations under Part 1 of Schedule 3 which they are or it is then able to fulfil and to fulfil the remaining obligations on or before any later date specified for the purpose in the notice; or

     (c) if having already given notice under sub-clause (a) above and a period of not less than 20 Business Days having elapsed without each unfulfilled obligation in question having been fulfilled in all material respects, elect not to complete the sale and purchase of the Shares.

     For the purposes of this clause 7.5 and clause 7.7, if any of the Sellers is the defaulting party, references to the non-defaulting party shall be to the Buyer.

7.6 If Completion is postponed on any occasion under clause 7.5(a), clause 7.5 shall apply with respect to each occasion to which it is so postponed.

7.7 If the non-defaulting party elects not to complete the sale and purchase of the Shares under clause 7.5(c), the parties shall have no further rights or obligations under this Agreement other than accrued rights and obligations at the time of that election in respect of prior breaches, save that clause 13 shall remain binding on the parties in accordance with its terms.

7.8 The parties who are also party to the Shareholder Agreement agree that, with effect from Completion, the Shareholder Agreement shall be terminated, and that no such party shall have any right against the others or any Group Company under or in respect of such agreement, all of which rights (if any) are hereby unconditionally and irrevocably waived.

7.9 With effect from Completion, each of the Sellers hereby gives the Buyer an irrevocable power of attorney in the form set out in Part 2 of Schedule 3.

8    SELLERS' WARRANTIES

8.1 Each of the Sellers severally warrants to the Buyer in relation to itself or himself only and not in relation to any other Seller in the terms of
     Part 1 of Schedule 5 both as at the date of this Agreement and as at the Completion Date.

8.2 Each of the Warrantors severally and proportionately warrants to the Buyer in the terms of the Warranties set out in Part 2 of Schedule 5 as at the date of this Agreement (other than in respect of paragraphs 1.2, 1.3, 1.5 and 7.3(j) of Part 2 of Schedule 5 which shall only be given at the Completion Date) and as at the Completion Date subject to:

     (a) any matter which is fairly disclosed in the Disclosure Letter and, in relation to matters arising after the signing of this Agreement and before Completion, in the Supplemental Disclosure Letter (save that, in the case of information relating to the number of shares held by holders of shares or the number of options over shares in the Company, in either case held by persons other than the Sellers, in each case whether vested or unvested, such information may be included in the Supplemental Disclosure Letter notwithstanding that such disclosure does not or may not constitute a "matter arising after the signing of this Agreement"); and

     (b) the provisions, exclusions, limitations and qualifications set out in this clause 8 and Schedule 6.

     For the purpose of this clause 8.2, "proportionately" shall mean liable in accordance with the provisions of paragraph 2.1 of Schedule 6.

8.3 For the purposes of this Agreement, the Warrantors' awareness shall be confined to the actual knowledge of the Warrantors assuming that they had made reasonable enquiry of each other and of the Sellers' Solicitors, the Company's auditors and of the Specified Individuals.

8.4 Each of the Warranties shall be construed as a separate and independent warranty so that the Buyer shall have a separate claim and right of action in respect of every breach of each of the Warranties.

8.5 Notwithstanding anything expressed or implied in this Agreement to the contrary, any payment made by the Sellers or the Warrantors or the Shareholders, as applicable, to the Buyer pursuant to a Claim or from the Escrow Account in accordance with the provisions of Part 1 of Schedule 7 or any Buyer Completion Adjustment, shall be and shall be deemed to be a reduction in the Consideration.

8.6 Each Warrantor unconditionally and irrevocably waives any rights he may have against (and undertakes not to make any claims against or pursue any action to join in as a third party or seek a contribution or indemnity from) any Group Company, or any director or employee of any Group Company (other than any Seller or Warrantor) on whom that Warrantor has or may have relied, in connection with preparing the Disclosure Letter or agreeing to any terms of this Agreement.

     Recourse

8.7 Subject to the provisions of Schedule 6 (Limitations on liability), each of the Sellers agree with each other and the Buyer to provide recourse for each Year 1 Claim (as such term is defined in

     Schedule 6) which has been Settled (as such term is defined in Part 1 of
     Schedule 7) in favour of the Buyer by:

     (a) first, the release of an amount from the Escrow Account in accordance with the provisions of Part 1 of Schedule 7; and

     (b) secondly, to the extent not wholly satisfied by clause 8.7(a), by a cash payment from the Warrantors.

     Specific indemnities

8.8 Each of the Executives jointly and severally indemnifies the Buyer against all losses, liabilities, costs and reasonable expenses incurred by the Buyer or any Group Company in connection with any claim by any holder of shares in the capital of the Company or options to subscribe for shares in the Company that:

     (a) he is entitled to more than the sum offered by the Buyer pursuant to this Agreement; or the drag-along provisions contained in Article 7.9 of the Articles or (if then adopted) Article 7.9 of the New Articles; or

     (b)  he is entitled not to sell those Dragged Shares to the Buyer.

     The indemnity and obligations under this clause 8.8 shall lapse and cease to have any further effect on and from the date which is 6 years following the Final Option Exercise Date.

8.9  If the Buyer by virtue of the limitations contained in paragraph 2.1 of
     Schedule 6 is prohibited from recovering the entire amount due in respect of a Claim (as such term is defined in Schedule 6) Settled in its favour, each of the Warrantors shall severally indemnify the Buyer against all costs and expenses reasonably incurred by the Buyer or any Group Company in connection with such Claim (as such term is defined in Schedule 6) up to his Relevant Percentage of such amount, and in any event up to a maximum aggregate cap of US$3,000,000.

8.10 If a member of the Buyer's Group becomes aware of any claim or any putative claim against any Group Company or Buyer's Group by any third party (a "Share Capital Claim") which does or is reasonably likely to give rise to an indemnity payment under clause 8.8 above:

     (a) the Buyer shall as soon as reasonably practicable give written notice of the Share Capital Claim to the Sellers' Representatives and shall consult with them in respect of the Share Capital Claim;

     (b) the Buyer shall, and shall procure that each member of the Buyer's Group shall, ensure the following:

          (i) not make any admission of liability, compromise or settlement of any Share Capital Claim without the written consent of the Sellers' Representatives;

          (ii) at the written request of the Sellers' Representatives and at the cost of the Sellers take such action or (at the Sellers' Representatives' option) permit the Sellers' Representatives to take such action as the Sellers' Representatives consider appropriate to avoid, dispute, resist, appeal, defend, compromise or settle the Share Capital Claim (including, without limitation, make any counterclaims or other claims against third parties) and any related adjudication or proceedings, and to conduct matters relating thereto including negotiations or appeals, subject to the Buyer and/or the relevant member of the Buyer's Group being indemnified for all costs and expenses;

          (iii) provide to the Sellers' Representatives and their advisers reasonable access during normal working hours to premises and personnel and to relevant assets, documents and records within each member of the Buyer's Group's power or control for the purposes of investigating the matter which allegedly gives rise to the Share Capital Claim and/or defending the Share Capital Claim subject to any duties of confidentiality owed to third parties; and

          (iv) permit the Sellers' Representatives (at the Sellers' cost) to examine and take copies of the documents or records, and photograph the premises or assets, referred to in clause 8.10(b)(iii) above subject to any duties of confidentiality owed to third parties; and

          (v) from the date when it first becomes aware of a Share Capital Claim, the Buyer shall use all reasonable endeavours to preserve, and shall ensure that each member of the Buyer's Group shall use all reasonable endeavours to preserve all documents, records, correspondence, accounts, electronically stored data and other information whatsoever relevant to a matter to the extent it believes that the same may give rise to a Share Capital Claim.

     (c) The Sellers' Representatives shall provide the Buyer with copies of all correspondence and other documents immediately upon receipt or creation in relation to any action taken pursuant to clause 8.10.1 and permit the Buyer to attend all meetings (including meetings with professional advisers and with any other party to a dispute) relating to any dispute.

8.11 In the event that the Notified Withholding Amount (which the parties recognise is an estimate) is less than the aggregate of the actual amounts of Tax liabilities which arise, as are described in sub-paragraph (k)(iv),
     (viii) and (ix) of Paragraph 1.1 of Part 1 of Schedule 3, the Warrantors shall severally and proportionately (having the meaning set out in clause 8.2) be liable to pay to the Buyer a sum equal to the amount (if any) by which the Notified Withholding Amount is less than such aggregate of such actual amounts of Tax liabilities provided that the indemnification obligations under this clause shall be reduced or eliminated to the extent that such amount is:

     (a) recovered from the relevant Option Holder (and a Group Company shall be obliged to use its reasonable endeavours to recover such sum provided that no Group Company shall have an obligation to issue legal proceedings against any Option Holder) including by making a deduction from the relevant Option Holder's salary payments (so far as permitted by law) in accordance with the Option Holder Instruction Forms; or

     (b) provided for in the Tax Amount and/or employer's national insurance contributions of up to L603,000 which would otherwise be taken into account in the Working Capital Deficit Amount in the absence of the principle contained in the definition of Working Capital Deficit Amount that states that only amounts in excess of L603,000 should be included in the Working Capital Deficit Amount.

     If the Notified Withholding Amount is greater than the actual amount of Tax liabilities which arise in respect of an Option Holder then such excess shall be paid to the relevant Option Holder.

     If the Warrantors make a payment under this clause 8.11 and subsequently it is finally agreed or determined that the Notified Withholding Amount and the amount paid by the Warrantors under this clause 8.11 is greater than the actual amount of Tax liabilities that arise then the excess shall first be paid to the Warrantors and the balance (if any) shall be paid to the relevant Option Holder and to the extent that such balance is insufficient to refund Option Holders in full then such balance shall be repaid to Option Holders on a pro rata basis.

8.12 In the event that the actual amount payable by way of advisory fees and expenses and irrecoverable VAT thereon plus payments in lieu of phantom option/share entitlements and taxation equalisation payments paid or incurred by any of the Companies in relation to this transaction exceeds the amount of the Transaction Costs listed in Appendix B, the Warrantors shall severally be liable to repay to the Buyer on demand an amount equal to the excess.

9    LIMITATIONS ON SELLERS' LIABILITY

     The parties agree that the provisions of Schedule 6 shall apply in accordance with their terms.

10   BUYER WARRANTIES

     The Buyer warrants to the Sellers in the terms of Part 3 of Schedule 5, and each of the Buyer's warranties contained in this Agreement is separate and independent and shall not be limited by reference to any other representation or warranty or to any other provision of this Agreement.

11   GUARANTEES AND INDEBTEDNESS

     Any loss incurred by the Buyer or any of the Group Companies as a direct result of a breach of the Warranty contained in paragraph 6 of Part 1 of
     Schedule 5 shall be reimbursed by the relevant liable Sellers to the Buyer on a pound for pound basis. Each Seller hereby irrevocably and unconditionally waives any claim he may have against any Group Company on Completion, actual or contingent, save in the case of any of the Executives and the Management Shareholders, to the extent comprising a claim for accrued salary or unpaid expenses or other similar contractual benefits.

12   WORKING CAPITAL ADJUSTMENT

12.1 The Buyer shall use all reasonable endeavours to ensure that the Completion Accounts are prepared and delivered to the Executives and the Institutions as soon as reasonably practicable (and in any event within 60 days) after Completion. The Completion Accounts shall be prepared in accordance with the accounting policies, bases and practices used in the Accounts. The parties acknowledge that the Accounts have been prepared in accordance with UK GAAP.

12.2 The Buyer shall deliver to the Executives and the Institutions, together with Completion Accounts prepared and delivered pursuant to clause 12.1, a calculation in US$ of the Net Cash.

12.3 Each calculation delivered pursuant to clause 12.2 shall be deemed agreed by the Executives and the Institutions on the date falling 30 days after the day when they receive that calculation unless during that period the Executives and the Institutions notify the Buyer that they disagree with the calculation. Any notice so given by the Executives and the Institutions shall include, reasonable details of the reason for any disagreement and any suggested amendment.

12.4 If any disagreement notified to the Buyer in accordance with clause 12.3 is not resolved within 14 days of being notified, the Buyer or the Sellers' Representatives may refer the disagreement to the Independent Accountants.

12.5 The Independent Accountants shall be instructed in writing to deliver a written determination of the matters in dispute to the parties within 28 days of being instructed. Each party may provide to the Independent Accountants a written statement about the matters in dispute. In making their determination the Independent Accountants shall act as experts and not as arbitrators. The costs and expenses of the Independent Accountants shall be borne as they may determine in their absolute discretion, having regard to the relevant merits of the arguments of each of the parties or, if they make no determination, by the Sellers as to 50% and by the Buyer as to 50%.

12.6 In the absence of fraud or manifest error, the decision of the Independent Accountants and any determination, calculation, statement or accounts required to be provided by them by this Agreement, shall be final and binding on the parties for all purposes.

12.7 Each party shall promptly provide to each of the other parties and to the Independent Accountants all such assistance, documentation and information as may be reasonably requested for the purpose of preparing or reviewing the Completion Accounts and each calculation delivered or to be delivered under this clause 12 within the time periods specified in this Agreement. In the event that any party fails to co-operate with or grant access to or supply any assistance, documentation or information requested by the Independent Accountants within any time specified by this Agreement, the Independent Accountants shall in their absolute discretion be entitled to make such assumptions for the purposes of making their determination as a result of that failure as they may in their absolute discretion determine.

12.8 As soon as deemed agreed pursuant to clause 12 or determined pursuant to clause 12 or otherwise agreed between the parties, the calculation of the Net Cash shall become final and binding on the parties for all purposes. The agreement or determination of any such certificate and its contents, to the extent not taking into account any matter subsequently giving rise to a Claim, shall not (subject to clause 8 and Schedule 6, and provided and to the extent that such Claim is not allowed, reserved or provided for in the Completion Accounts) prevent the Buyer from asserting that Claim or limit the damages recoverable.

12.9 Within 10 Business Days of the calculation of the Net Cash becoming final and binding on the parties in accordance with this clause 12:

     (a)  if the Completion Accounts Date is 31 July 2006, then:

          (i) if the Net Cash is less than $36,500,000, the Shareholders shall pay to the Buyer in cash and in US$ an aggregate sum equal to the shortfall;

          (ii) if the Net Cash is more than $40,500,000, the Buyer shall pay to the Sellers' Solicitors' Client Account on behalf of the Shareholders in cash and in US$ an aggregate sum equal to the excess up to an aggregate sum of US$2,500,000; and

          (iii) if the Net Cash is between $36,500,000 and $40,500,000, no adjustment shall be made; or

     (b)  if the Completion Accounts Date is 31 August 2006, then:

          (i) if the Net Cash is less than $32,800,000, the Shareholders shall pay to the Buyer in cash and in US$ an aggregate sum equal to the shortfall;

          (ii) if the Net Cash is more than $36,800,000, the Buyer shall pay to the Sellers' Solicitors' Client Account on behalf of the Shareholders in cash and in US$ an aggregate sum equal to the excess up to an aggregate sum of US$2,500,000; and

          (iii) if the Net Cash is between $32,800,000 and $36,800,000, no adjustment shall be made;

     (c)  if the Completion Accounts Date is 30 September 2006, then:

          (i) if the Net Cash is less than $35,000,000 the Shareholders shall pay to the Buyer in cash and in US$ an aggregate sum equal to the shortfall;

          (ii) if the Net Cash is more than $39,000,000 the Buyer shall pay to the Sellers' Solicitors' Client Account on behalf of the Shareholders in cash and in US$ an aggregate sum equal to the excess up to an aggregate sum of US$2,500,000; and

          (iii) if the Net Cash is between $35,000,000 and $39,000,000, no adjustment shall be made. or

     (d) if the Completion Accounts Date is after 15 October 2006 and prior to the Longstop Date, then:

          (i) if the Net Cash is less than $36,500,000 the Shareholders shall pay to the Buyer in cash and in US$ an aggregate sum equal to the shortfall;

          (ii) if the Net Cash is more than $40,500,000 the Buyer shall pay to the Sellers' Solicitors' Client Account on behalf of the Shareholders in cash and in US$ an aggregate sum equal to the excess up to an aggregate sum of US$2,500,000; and

          (iii) if the Net Cash is between $36,500,000 and $40,500,000, no adjustment shall be made.

12.10 In the event that a payment is due to the Buyer under clause 12.9(a)(i), 12.9(b)(i), 12.9(c)(i) or 12.9(d)(i) (the "Buyer Completion Adjustment"), the Sellers' Representatives and the Buyer shall instruct the Completion Escrow Agents to pay to the Buyer out of the Completion Escrow Account the lesser of:

     (a)  the Buyer Completion Adjustment; and

     (b)  the amount outstanding to the credit of the Completion Escrow Account.

12.11 In the event that the amount standing to the credit of the Completion Escrow Account is not sufficient to discharge the Buyer Completion Adjustment in full, then the balance of the Buyer Completion Adjustment shall be payable by the Sellers to the Buyer with immediate effect, and the portion of the balancing payment for which each Seller shall be liable shall be an amount pro rata to the proportion of the funds standing to the credit of the Completion Escrow Account to which he would have been entitled had clause 12.12 below been applicable. The obligations of the Sellers under this clause shall be several and proportionate.

12.12 In the event that the amount standing to the credit of the Completion Escrow Account is greater than the Buyer Completion Adjustment, then after payment of the Buyer Completion Adjustment the balance remaining in the Completion Escrow Account shall, subject to the provisions of paragraph 3.2 of Part 1 of Schedule 7, be for the account of the Shareholders and shall be dealt with in accordance with the provisions of Part 5 of Schedule 11 and the Sellers' Representatives and the Buyer shall instruct the Completion Escrow Agents to make the payment to this effect.

12.13 In the event that the payment is due under clause 12.9(a)(ii), 12.9(b)(ii), 12.9(c)(ii) or 12.9(d)(ii) (the "Sellers' Completion Adjustment"):

     (a)  the Buyer shall pay the amount of the Sellers' Completion Adjustment;
          and

     (b) the Sellers' Representatives and the Buyer shall instruct the Completion Escrow Agents, after first deducting any Indemnity Amount (as such term is defined in paragraph 3.2 of Part 1 of Schedule 7) which shall be payable to the Sellers' Solicitors' Client Account for the account of the Executives and/or the Management Shareholders (as appropriate), to release from the Completion Escrow Account the entire amount standing to the credit of the Completion Escrow Amount, the aggregate of the two amounts in paragraphs (a) and (b) above being paid to the Shareholders in accordance with Part 4 of Schedule 11.

12.14 In the event that there is no adjustment to be made under clause 12.9(a)(iii), 12.9(b)(iii), 12.9(c)(iii) or 12.9(d)(iii) the Sellers'
     Representatives and the Buyer shall instruct the Completion Escrow Agents, after first deducting any Indemnity Amount (as such term is defined in paragraph 3.2 of Part 1 of Schedule 7) which shall be payable to the Sellers' Solicitors' Client Account for the account of the Executives and/or the Management Shareholders (as appropriate), to release from the Completion Escrow Account the entire amount standing to the credit of the Completion Escrow Amount and for such amount to be paid to the Shareholders in accordance with Part 4 of Schedule 11.

12.15 Any payment to be made to the Sellers and/or Shareholders pursuant to this clause 12 shall be made to the Sellers' Solicitors Client Account.

12.16 Any payment to be made to the Buyer pursuant to this clause 12 shall be made to the account notified by the Buyer to the Sellers' Representatives.

13   ANNOUNCEMENTS

13.1 Save for the Press Release and subject to clause 13.2 and clause 13.3, the parties shall not make any public announcement or issue a press release or respond to any enquiry from the press or other media concerning or relating to this Agreement or its subject matter or any ancillary matter.

13.2 The Institutions shall be entitled to issue their own respective press releases in respect of the transactions contemplated by this Agreement, provided that such press releases are issued no earlier than the date falling 5 Business Days after the date of issue of the Press Release and provided that the Buyer has first given its prior written consent to each such press release, such consent not to be unreasonably withheld or delayed (save that the Buyer's consent shall not be required where the press release is to the Institutions' own respective investor groups and the content of such release does not conflict with any information contained in the Press Release). The Buyer shall be entitled to issue press releases in respect of such transactions provided that those press releases do not conflict with any information contained in the Press Release.

13.3 Any party may make or permit to be made an announcement concerning or relating to this Agreement or its subject matter or any ancillary matter if and to the extent required by:

     (a)  law; or

     (b) any securities exchange on which that party's securities (or the securities of any person connected with that party) are listed or traded; or

     (c) any court or regulatory or governmental or other authority with relevant powers to which any party is subject or submits, whether or not the requirement has the force of law.

14   PROTECTION OF GOODWILL

14.1 The Covenantors hereby undertake to the Buyer that (except in the normal course of their respective duties as directors and/or employees of any of the Companies or with the written consent of the Buyer) he or she shall not and persons connected with him or her shall not:

     (a) save for a Permitted Interest, in the Restricted Period, be a director, officer, employee or consultant of or to, or whether as a shareholder in or financier of or in any other capacity be directly or indirectly engaged, interested or concerned in, a company or business or other person which competes with the Business within the Territory;

     (b) in the Restricted Period, canvass, solicit or approach (to the detriment of the Business) or cause to be canvassed, solicited or approached any person who at any time during the 12 months preceding Completion shall have been a material client, customer, supplier, distributor or agent of or to any of the Companies or who at Completion was a person with whom the Covenantor in question had dealings in the course of the business and who was reasonably likely at Completion to become a material client, customer, supplier, distributor or agent of or to any of the Companies;

     (c) in the Restricted Period interfere or seek to interfere with supplies to any of the Companies from any suppliers who shall have been supplying material goods or services or rights to any of the Companies for use in connection with the Business at any time during the period of 12 months prior to the date of Completion;

     (d) in the Restricted Period entice or endeavour to entice any Key Employee to terminate their employment or contract for services with any of the Companies or employ any Key Employee;

     (e) at any time after Completion use as a trade or business name or mark or carry on a business under a title containing the word(s) "Cramer" or any other word(s) which is/are deliberately calculated to resemble the same; or

     (f) at any time after Completion disclose to any person whatsoever or use to the detriment of any of the Companies or otherwise make use of, or through any failure to exercise all due care and diligence cause any unauthorised use of, any technical, financial, commercial and other information of a confidential or proprietary nature concerning the organisation, business, finances, transactions or Know How relating or belonging to any of the Companies or in respect of which any of the Companies is bound by an obligation of confidence to a third party, save as required by any stock exchange, or by law or by any court of competent jurisdiction or by any regulatory authority (in which case, the Buyer shall be given reasonable advance notice of any such required disclosure).

     Each undertaking contained in this clause 14 shall be read and construed independently of each other undertaking in this clause 14 as an entirely separate and severable undertaking.

14.2 The Buyer and the Covenantors hereby confirm and agree that they consider that the undertakings in clause 14.1:

     (a)  are reasonable in all the circumstances; and

     (b) are of no greater duration, extent and application than is necessary for the protection of the goodwill of the businesses of the Companies.

     If any one or more of the undertakings in clause 14.1 should for any reason be held to be invalid but would have been held to be valid if part of the wording thereof was deleted or the period thereof reduced or the range of activities or area covered thereby reduced in scope, the said undertakings shall apply with the minimum modifications necessary to make them valid and effective.

14.3 The restriction contained in clause 14.1(f) shall not extend to any confidential or secret information which may come into the public domain otherwise than through the default of, or other wrongful disclosure by, the Covenantors.

14.4 After Completion, save by virtue of their employment or consulting arrangements with any of the Companies, the Covenantors shall not without the Buyer's prior written consent hold themselves out as being interested in or in any way connected (other than as a matter of historic fact) with the Companies.

14.5 For the purposes of this clause 14:

     (a)  "Permitted Interest" means:

          (i) an interest in securities which are held for investment purposes comprising units of an authorised unit trust and/or not more than three per cent. (3%) of any class of the issued share capital of any company quoted or a recognised investment exchange (as defined in FSMA); and

          (ii) a role as a consultant or employee in a division or branch of a company or business which division or branch does not directly or indirectly compete with the Business and which does not involve the Covenantors directly or indirectly competing or assisting any other person in competition, with the Business in the ordinary course of employment notwithstanding that the company or business as a whole competes with the Business;

     (b) "Covenantor" means each of Donald Gibson, Jonathan Craton, Guy Dubois, David Rice-Jones, Brian Buggy and Dave Ettle;

     (c) "Restricted Period" means the period of three years starting on the Completion Date; and

     (d) "Territory" means the countries and territories in which the Group Companies carry on business at Completion (and for these purposes the United States of America shall be regarded as one single Territory).

15   CONFIDENTIALITY

15.1 Each of the Sellers undertakes that they shall not use or disclose any Non-Disclosable Information.

15.2 Subject to clause 13.3 above, the Buyer undertakes that it shall not, prior to and on Completion, use or disclose any Non-Disclosable Information and, following Completion, not use or disclose any Non-Disclosable Information to the extent relating to the terms of this Agreement or to any of the Sellers.

15.3 Notwithstanding any other provision in this Agreement, any party may use or disclose Non-Disclosable Information if and to the extent:

     (a)  such Non-Disclosable Information forms part of the Press Release;

     (b) required by law or by any securities exchange on which that party's securities (or the securities of any person connected with that party) are listed or traded;

     (c) required by any regulatory or governmental or other authority with relevant powers to which any party is subject or submits (whether or not the authority has the force of law);

     (d) required to vest the full benefit of this Agreement in that party or to enforce any of the rights of that party in this Agreement;

     (e) required by its professional advisers, officers, employees, consultants, sub-contractors or agents to provide their services (and subject always to similar duties of confidentiality);

     (f) that information is in or has come into the public domain through no fault of that party;

     (g)  the other parties has given prior written consent to the disclosure;
          and

     (h) in respect of Broadview, Kennet and HarbourVest, to the extent that any of them require disclosure of any such information to current or potential investors in funds managed or affiliated by or to them.

15.4 The restrictions contained in this clause 15 shall continue to apply after Completion without limit in time.

16   ENTIRE AGREEMENT

16.1 This Agreement and the documents referred to or incorporated in it constitute the entire agreement between the parties relating to the subject matter of this Agreement and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, between the parties in relation to the subject matter of this Agreement.

16.2 Each of the parties acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any person (whether a party to this Agreement or not) other than as expressly incorporated in this Agreement and the Buyer acknowledges that none of the Sellers, nor their respective agents, officers or employees have given or shall be liable for any such statements or representations other than (in the case of each of the Sellers) as so expressly incorporated.

16.3 Nothing in this Agreement, or in any other document referred to herein, shall be read or construed as excluding or limiting any liability or remedy as a result of fraud.

16.4 Without limiting the generality of the foregoing and any other provision of this Agreement permitting termination each of the parties irrevocably and unconditionally waives any right or remedy it may have to claim damages and/or to rescind this Agreement by reason of any misrepresentation (other than a fraudulent misrepresentation and other than (in the case of a right to claim damages) any representation contained in the Warranties or the warranties contained in paragraphs 1 to 5 of Part 1 of Schedule 5) having been made to it by any person (whether party to this Agreement or not) and upon which it has relied in entering into this Agreement.

16.5 Each of the parties acknowledges and agrees that the only cause of action available to it under the terms of this Agreement shall be for breach of contract or misrepresentation.

17   ASSIGNMENT AND TRANSFER

17.1 Subject to clause 17.2, no party shall be entitled to assign, transfer or create any trust in respect of the benefit or burden of any provision of this Agreement without the prior written consent of the Buyer (in the case of a proposed assignment by any of the Sellers) or all of Sellers (in the case of a proposed assignment by the Buyer).

17.2 The Buyer may novate this Agreement to a member of the Buyer's Wholly-Owned Group provided that (a) if such entity ceases to be a member of the Buyer's Wholly-Owned Group, such entity shall prior to so ceasing novate this Agreement to another member at that time of the Buyer's Wholly-Owned Group,
     (b) any such member of the Buyer's Wholly-Owned Group will have only those rights of action which the Buyer would have had, and the liabilities and/or obligations of each of the Sellers will not be greater or more onerous than those which each of the Sellers would have had, in each case, were no such novation to take place, provided that no such novation shall be effected until each of the Sellers have been provided with a guarantee in form and substance reasonably acceptable to them of the obligations of the relevant member of the Buyer's Wholly-Owned Group. For the purpose of this clause
     17.2 the Buyer's Wholly-Owned Group means the Buyer and its wholly owned subsidiaries from time to time. Each of the Sellers shall on request sign all such documents as may be necessary to novate this Agreement to the extent such novation is permitted by this clause.

18   COSTS AND EXPENSES

     Except as otherwise stated in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution, performance and implementation of this Agreement and each document referred to in this Agreement, save that this clause 18 shall not prejudice the right of either party to seek to recover its costs in any litigation or dispute resolution procedure which may arise out of this Agreement. For the avoidance of doubt, save for the Transaction Costs no Group Company shall itself bear any of these costs.

19   NO SET-OFF

     All payments to be made under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding save as may be required by law in which event such deduction or withholding shall not exceed the minimum amount which it is required by law to deduct or withhold.

20   EFFECT OF COMPLETION

     This Agreement shall, to the extent that it remains to be performed, continue in full force and effect notwithstanding Completion.

21   WAIVER

21.1 A waiver of any right, power, privilege or remedy provided by this Agreement must be in writing and may be given subject to any conditions thought fit by the grantor. For the avoidance of doubt, any omission to exercise, or delay in exercising, any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of that or any other right, power, privilege or remedy.

21.2 A waiver of any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of any other breach or default by the other party and shall not constitute a continuing waiver of the right, power, privilege or remedy waived or a waiver of any other right, power, privilege or remedy.

21.3 Any single or partial exercise of any right, power, privilege or remedy arising under this Agreement shall not preclude or impair any other or further exercise of that or any other right, power, privilege or remedy.

22   VARIATION

     Any variation of this Agreement or of any of the documents referred to in it is valid only if it is in writing and signed by or on behalf of each party.

23   SEVERANCE

23.1 If any provision of this Agreement is held to be invalid or unenforceable by any judicial or other competent authority, all other provisions of this Agreement will remain in full force and effect and will not in any way be impaired.

23.2 If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, or the period of the obligation reduced in time, or the range of activities or area covered, reduced in scope, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

24   FURTHER ASSURANCE

24.1 The parties shall use all reasonable endeavours from time to time on or following Completion to do or procure the doing of all such acts and/or execute or procure the execution of all such documents for securing to the Buyer the full benefit of and ownership of the Shares.

24.2 Promptly after the signing of the Agreement or (if applicable) after the same are agreed in accordance with clause 31.3, the Warrantors shall ensure that the Company sends the UK Option Holder Letter, the US Option Holder Letter, the Guy Dubois Option Holder Letter, the ROW Option Holder Letter, the UK Y Shareholder Letter, the UK Y Shareholder Cash Letter, the US Y Shareholder Letter, the ROW Y Shareholder Letter and the Shareholder Letter to each person entitled to receive the same.

24.3 The Warrantors shall use all reasonable endeavours to ensure that each person to whom the Company sends any document in accordance with clause
     24.2 completes and delivers to the Company as soon as practicable an Option Holder Instruction Form or (as the case may be) a Shareholder Instruction Form agreeing to sell options or (as the case may be) shares to the Buyer.

24.4 The Buyer shall once entitled to do so under the New Articles serve a Drag-Along Notice in accordance with Article 7.9.2 of the New Articles.

24.5 The Warrantors shall procure the Company to give notice of an extraordinary general meeting to adopt the New Articles immediately after the signing hereof.

25   NOTICES

25.1 Any communication to be given in connection with this Agreement shall be in writing in English except where expressly provided otherwise and shall either be delivered by hand or sent by first class pre-paid post or airmail or by fax. Delivery by courier shall be regarded as delivery by hand.

25.2 Such communication shall be sent to the address of the relevant party referred to in this Agreement or the fax number set out below or to such other address or fax number as may previously have been communicated to the other party in accordance with this clause 25.2 and clause 25.5. Each communication shall be marked for the attention of the relevant person.

     If to:
     Broadview

     To: Broadview Capital Partners Management LLC
     One Maritime Plaza
     Suite 2525
     San Francisco
     CA 941111, USA
     For the attention of Steven Brooks
     Tel: (415) 434-6000
     Fax: (415) 434-1434

     Kennet
     To: Kennet Venture Partners Limited
     St James's House
     23 King Street
     London SW1Y 6QY
     For the attention of David Carratt
     Tel: +44 (0) 20 7839 8485
     Fax: +44 (0) 20 7839 8484

     HarbourVest
     To: HarbourVest International Private Equity Partners IV - Direct Fund L.P. c/o HarbourVest Partners LLC
     One Financial Centre
     Boston
     MA 02111
     USA
     Tel: +1 617 348 3707
     Fax: +1 617 350 0305
     For the attention of: Alex Rogers

     The Executives
     To: the address set against their respective names in Schedule 1 Part 5

     The Management Shareholders
     To: the address set against their respective names in Schedule 1 Part 6

     Jonathan McKay
     To: The Beacon
     Penn
     Buckinghamshire HP10 8ND

     with a copy, in each case, to:
     Name: SJ Berwin LLP
     10 Queen Street Place
     London EC4R 1BE
     Tel: +44 (0) 20 7533 2222
     Fax: +44 (0) 20 7533 2000
     For the attention of: Steven Davis

     and if to the Buyer Parent, to:
     Name: Amdocs Limited
     Fleetway House
     25 Farringdon Street
     London EC4A 4EP
     Tel: +44 (0) 20 7343 2500
     Fax: +44 (0) 20 7329 3066
     For the attention of: Thomas O'Brien

     and if to the Buyer, to:
     Name: Amdocs Astrum Limited
     1st Floor
     Block 5
     East Point Business Park
     Dublin 3,
     Eire
     For the attention of: Shane Carolan

     with a copy to:
     Name: Olswang
     90 High Holborn
     London WC1V 6XX
     Tel: +44 (0) 20 7067 3000
     Fax: +44 (0) 20 7067 3999
     For the attention of: Stephen Hermer

25.3 A communication shall be deemed to have been served if:

     (a) delivered by hand at the address referred to in clause 25.2, at the time of delivery;

     (b) sent by first class pre-paid post to the address referred to in clause 25.2, at the expiration of two clear Business Days after the time of posting;

     (c) sent by airmail to the address referred to in clause 25.2, at the expiration of six clear Business Days after the time of posting; or

     (d) sent by facsimile to the number referred to in clause 25.2, at the time of completion of transmission by the sender.

                                                                      Principal Amount Purchased
------------------------------------------------------------------------------------------------
Sole Book Manager:                  Citigroup Global Markets Inc.        $1,260,000,000 (84.00%)
------------------------------------------------------------------------------------------------
Senior Co-Managers:                 Bear, Stearns & Co. Inc.                $41,250,000  (2.75%)
                                    Goldman, Sachs & Co.                    $41,250,000  (2.75%)
                                    Lehman Brothers Inc.                    $41,250,000  (2.75%)
                                    UBS Securities LLC                      $41,250,000  (2.75%)

Co-Managers:                        Banc of America Securities LLC          $15,000,000  (1.00%)
                                    Barclays Capital Inc.                   $15,000,000  (1.00%)
                                    Deutsche Bank Securities Inc.           $15,000,000  (1.00%)
                                    SBK-Brooks Investment Corp.             $15,000,000  (1.00%)
                                    Utendahl Capital Partners, L.P.         $15,000,000  (1.00%)
------------------------------------------------------------------------------------------------

     If a communication would otherwise be deemed to have been delivered outside normal business hours (being 9.30am to 5.30pm on a Business Day) in the time zone of the territory of the recipient under the preceding provisions of this clause 25.3, it shall be deemed to have been delivered at the next opening of such business hours in the territory of the recipient.

25.4 In proving service of the communication, it shall be sufficient to show that delivery by hand was made or that the envelope containing the communication was properly addressed and posted as a first class pre-paid letter or that the fax was despatched and a confirmatory transmission report received, whether or not opened or read by the recipient.

25.5 A party may notify the other parties to this Agreement of a change to its name, relevant person, address or fax number for the purposes of clause
     25.2 provided that such notification shall only be effective on:

     (a) the date specified in the notification as the date on which the change is to take place; or

     (b) if no date is specified or the date specified is less than five clear Business Days after the date on which notice is deemed to have been served, the date falling five clear Business Days after notice of any such change is deemed to have been given.

25.6 For the avoidance of doubt, the parties agree that the provisions of clauses 25.1, 25.2, 25.3, 25.4 and 25.5 shall not apply in relation to the service of any claim form, application notice, order, judgement or other document relating to or in connection with any proceeding, suit or action arising out of or in connection with this Agreement.

26   COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement.

27   GOVERNING LANGUAGE

27.1 This Agreement is in English.

27.2 If this Agreement is translated into any language other than English, the English language text shall prevail in any event.

27.3 Each notice, instrument, certificate or other communication to be given by one party to another in this Agreement or in connection with this Agreement shall be in English (being the language of negotiation of this Agreement) and if such notice, instrument, certificate or other communication or this Agreement is translated into any other language, the English language text shall prevail.

28   GOVERNING LAW

     This Agreement and all documents supplemental thereto is governed by and is to be construed in accordance with English law.

29   JURISDICTION

29.1 The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement, any of the documents in the agreed form or any document supplemental thereto in respect of any claim brought against the Buyer and shall have exclusive jurisdiction in respect of any claim brought by the Buyer.

29.2 Broadview irrevocably appoints Kennet Venture Partners Limited of St James's House, 23 King Street, London SW1Y 6QY (to whom documentation should be addressed marked "For the attention of: David Carratt") as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement. Such service shall be deemed completed on delivery to that agent (whether or not it is forwarded to and received by Broadview). If for any reason that agent ceases to be able to act as agent or no longer has an address in England, shall immediately appoint a substitute and give notice to the other parties of the new agent's name and address.

29.3 Kennet irrevocably appoints Kennet Venture Partners Limited of St James's House, 23 King Street, London SW1Y 6QY (to whom documentation should be addressed marked "For the attention of: David Carratt") as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement. Such service shall be deemed completed on delivery to that agent (whether or not it is forwarded to and received by Kennet). If for any reason that agent ceases to be able to act as agent or no longer has an address in England, shall immediately appoint a substitute and give notice to the other parties of the new agent's name and address.

29.4 HarbourVest irrevocably appoints Debevoise & Plimpton Services Limited of Tower 42, Old Broad Street, London EC2N 1HQ (to whom documentation should be addressed marked "For the attention of: Colin Bogie and Christopher Mullen") as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement. Such service shall be deemed completed on delivery to that agent (whether or not it is forwarded to and received by HarbourVest). If for any reason that agent ceases to be able to act as agent or no longer has an address in England, shall immediately appoint a substitute and give notice to the other parties of the new agent's name and address.

29.5 The Buyer Parent and the Buyer each irrevocably appoints Amdocs Management Limited of 90 High Holborn, London WC1V 6XX (to whom documentation should be addressed marked "For the attention of: Stephen Hermer") as its agent to receive on its behalf in England service of any proceedings arising out of or in connection with this Agreement. Such service shall be deemed completed on delivery to that agent (whether or not it is forwarded to and received by the Buyer). If for any reason that agent ceases to be able to act as agent or no longer has an address in England, shall immediately appoint a substitute and give notice to the other parties of the new agent's name and address.

30   INTEREST ON LATE PAYMENTS

30.1 Save where provided otherwise in this Agreement, if a party fails to pay any sum payable by it on the due date for payment under this Agreement, it shall pay interest on the overdue sum for the period from and including the due date of payment up to the date of actual payment (after as well as before judgment) in accordance with clause 30.2.

30.2 The interest referred to in clause 30.1 shall accrue from day to day and shall be paid on demand at the rate of three per cent. (3%) above the rate from time to time announced publicly by Citibank, N.A. as its prime rate. Unpaid interest shall compound quarterly.

31   INTERPRETATION

31.1 The clause and paragraph headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

31.2 References in this Agreement and the Schedules to the parties, the Introduction, Schedules and clauses are references respectively to the parties, the Introduction and Schedules to and clauses of this Agreement.

31.3 References to documents "in the agreed form" are to documents in terms agreed between SJ Berwin LLP and Olswang prior to execution of this Agreement or (if not so agreed) in terms so to be agreed, and the parties shall use all reasonable endeavours after execution of this

     Agreement to ensure that documents not so agreed are agreed as soon as is reasonably practicable.

31.4 References to "writing" or "written" includes any other non-transitory form of visible reproduction of words.

31.5 References to times of the day are to that time in London and references to a day are to a period of 24 hours running from midnight.

31.6 References to any English legal term, legal concept, statute or legal procedure shall in respect of any jurisdiction other than England be deemed to include that which most approximates in that jurisdiction to such English legal term, legal concept, statute or legal procedure.

31.7 References to persons shall include bodies corporate, unincorporated associations and partnerships, in each case whether or not having a separate legal personality.

31.8 References to the word "include" or "including" (or any similar term) are not to be construed as implying any limitation and general words introduced by the word "other" (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

31.9 Save where the context specifically requires otherwise, words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof.

31.10 References to statutory provisions, enactments or EC Directives shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision, enactment or Directive (whether before or after the date of this Agreement), to any previous enactment which has been replaced or amended and to any regulation, instrument or order or other subordinate legislation made under such provision, enactment or Directive, unless any such change imposes upon any party any liabilities or obligations which are more onerous than as at the date of this Agreement.

31.11 A company or other entity shall be a "holding company" for the purposes of this Agreement if it falls within either the meaning attributed to that term in section 736 and 736A of the Companies Act 1985 (as amended) or the meaning attributed to the term "parent undertaking" in section 258 of such Act, and a company or other entity shall be a "subsidiary" for the purposes of this Agreement if it falls within any of the meanings attributed to a "subsidiary" in section 736 and 736A of the Companies Act 1985 (as amended) or the meaning attributed to the term "subsidiary undertaking" in section 258 of such Act, and the term "holding companies" is to be construed accordingly.

31.12 Section 839 ICTA is to apply to determine whether one person is connected with another for the purposes of this Agreement.

31.13 References to conversion at the Completion Exchange Rate shall preclude the conversion into dollar $US at such rate of cash amounts received by a Group Company in denominations of United States dollars.

31.14 Where any Warranty is qualified by reference to materiality (including the phrase, "in all material respects"), such reference should unless specified to the contrary, be construed as a reference to materiality in the context of the business of the Group taken as a whole.

31.15 References in this Agreement to any individual include that individual's personal representatives, on whom this Agreement shall be binding. Notices to be served on any individual may in the event of his death be served on that individual's personal representatives.

31.16 The obligations of each of the Sellers under or arising as a result of this Agreement are proportionate and several and not joint or joint and several. Unless expressly stated to the contrary, the obligations of each of the Warrantors under or arising as a result of this Agreement are proportionate and several and not joint or joint and several.

31.17 The Buyer Parent hereby agrees to indemnify each of the Shareholders and to keep them indemnified against any and all liabilities, losses, expenses or costs they may suffer arising from the Buyer failing to perform any and all of its obligations under this Agreement (the Sellers' Representatives having given to the Buyer notice of such default and the Buyer failing to remedy such default within two Business Days of such notice), and shall immediately assume and, to the extent necessary, perform any and all such obligations if the Buyer fails to satisfy its obligations on their due date, notwithstanding:

     (a) any time or other indulgence of any description granted by any of the Sellers to the Buyer or the neglect or forbearance of any of the Sellers in enforcing the payment of any sum or the observance or performance of this Agreement;

     (b) that the terms of this Agreement or of the performance of this Agreement may be varied between any of the Sellers on one hand and the Buyer on the other; or

     (c) anything else (other than a release by deed) by which, but for this clause 31.17, the Buyer Parent would be released from its obligations under this clause 31.17.

31.18 The Buyer shall cause any obligation on it to issue securities or Rollover Options to be performed by the Buyer Parent and if the Buyer fails to satisfy any such obligation the Buyer Parent hereby expressly agrees with the Shareholders to assume and perform such obligation.

32   RIGHTS OF THIRD PARTIES

     Except as otherwise expressly stated, this Agreement does not confer any rights on any person or party (other than parties to this Agreement) pursuant to the Contracts (Rights of Third Parties) Act 1999.

33   EXECUTION

     This Agreement is entered into by the parties on the date at the beginning of this Agreement.

34   CUMULATIVE REMEDY

     The rights of the parties under this Agreement are independent, cumulative and without prejudice to all other rights available to them whether as a matter of common law, statute, custom or otherwise.

                                   SCHEDULE 1

                        OWNERSHIP OF THE SELLERS' SHARES

                                PART 1: BROADVIEW

NAME                       ADDRESS
----                       -------
Broadview BCPSBS Fund LP   c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

BCP Affiliates Fund LLC    c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

BCP Capital LP             c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

BCP Capital QPF LP         c/o BCP Capital Management
                           1810 Gateway Drive
                           Suite 260
                           San Mateo
                           California
                           CA 94404
                           USA

                                 PART 2: KENNET

NAME          ADDRESS
----          -------
Kennet 1 LP   47 Esplanade
              St Helier
              Jersey
              JE1 0BD

                              PART 3: HARBOURVEST

NAME                                       ADDRESS
----                                       -------
HarbourVest International Private Equity   One Financial Centre
Partners IV - Direct Fund L.P.             Boston
                                           Massachusetts
                                           0211
                                           United States of America

                               PART 4: THE SELLERS

NAME

Kennet 1 LP
Broadview BCPSBS Fund LP
BCP Affiliates Fund LLC
BCP Capital LP
BCP Capital Partners QPF LP
HarbourVest International
Private Equity Partners IV - Direct Fund L.P.
Donald Gibson
Jonathan Craton
David Thomas Embleton
Mark Farmer
Brian Buggy
Jeremy Crook
Guy Dubois
Dave Ettle
Steve Hurn
David Rice-Jones
Francis Haysom
Robert Curran
Dale Thomas
Nelson Veiga
Todd Fryburger
Peter Hust
Mike Shelton
Steve Miller
Kelly Connery
Murray Creighton
Jonathan McKay

                             PART 5: THE EXECUTIVES

NAME              ADDRESS
----              -------
Jonathan Craton
Donald Gibson
David Embleton
Mark Farmer

                       PART 6: THE MANAGEMENT SHAREHOLDERS

NAME               ADDRESS
----               -------
Jeremy Crook
Guy Dubois
Brian Buggy
Dave Ettle
Steve Hurn
David Rice-Jones
Francis Haysom
Robert Curran
Dale Thomas
Nelson Veiga
Todd Fryburger
Peter Hurst
Mike Shelton
Steve Miller
Kelly Connery
Murray Creighton

                                   SCHEDULE 3

                             COMPLETION REQUIREMENTS

                         PART 1: COMPLETION DELIVERABLES

1    SELLERS' OBLIGATIONS

1.1 At Completion each of the Sellers shall deliver or procure that there shall be delivered to the Buyer (or in the case of the Institutions so far as they are able to do the same):

     (a) duly executed transfers in respect of the Sellers' Shares and Sellers' Option Shares held by such Seller in favour of the Buyer or its nominee(s) and the share certificates for the Sellers' Shares and Sellers' Option Shares;

     (b) the certificate of incorporation, statutory registers, minute book and share certificate book of the Company and (to the extent applicable in any jurisdiction outside England and Wales) each Subsidiary;

     (c) certificates for all shares in the Subsidiaries and duly executed transfers in favour of the Buyer or as it shall direct (to be delivered in the same manner as the Sellers' Shares) of all such shares not registered in the Company's or any Group Company's name, including without limitation any such shares in the capital of Cramer Russia LLC;

     (d) a certified copy of any power of attorney pursuant to which any Seller has executed this Agreement;

     (e)  the Supplemental Disclosure Letter duly executed by the Warrantors;

     (f) certified copies of board resolutions of each of the Companies in the agreed form;

     (g) undated resignations of directors and secretaries of all Group Companies in the agreed form save in the case of the Company which shall be dated;

     (h) to the extent then in the possession of any of the Sellers, copies of any Options Holder Instruction Forms given by any Option Holder, together with duly executed transfers in respect of the shares in the capital of the Company issued on exercise of those Options in favour of the Buyer or its nominee(s) and the share certificates for those shares and evidence of payment to the Company of the relevant subscription monies for the shares allotted on exercise of the Vested Options to the extent that it is not dealt with by virtue of a cashless exercise;

     (i) opinion letters in relation to the capacity, due incorporation and authority of Broadview, Kennet and HarbourVest in a form to the reasonable satisfaction of the Buyer from Cooley Goodward, Debevoise & Plimpton LLP and Ogiers;

     (j) a copy of the Escrow Instruction Letter (as defined in Part 1 of Schedule 7) duly signed by that Seller's Representatives;

     (k)  a schedule setting out:

          (i) the names of all individuals who are capable of exercising Options on or before, the Final Option Exercise Date or are entitled to option rollover and against the name of each individual, the information set out in paragraphs (ii) to (vii) below;

          (ii) the number of shares that will be issued or transferred to that individual on exercise of his Options and/or, to the extent that such Options are to be rolled over, the number of shares to be released or transferred by such roll over, assuming that all those Options are so exercised or rolled over (as appropriate);

          (iii) the type of option scheme or nature of the Option or Options in question together with the status of the scheme or those options for Tax purposes;

          (iv) the Sellers' reasonable collective estimate of the aggregate amount of any Tax liability (including, but not limited to, any income, payroll or social security Taxes) that will arise to the Group Company (including, but not limited to, any income, payroll or social security Taxes which the Group Company is required to withhold or account for to the relevant Tax Authority) as a consequence of the exercise or rollover by that individual of his Options assuming that all Vested Options are exercised and all Unvested Options are rolled over, in each case, denominated in the local currency of each jurisdiction in which such Tax liability arises;

          (v) the Group Company that will have the liability to account for such Taxes;

          (vi) the expected date on which those Taxes will be required to be accounted for to the relevant Tax Authority, the identity of that Tax Authority and details of the relevant person who is, or will be, responsible for the payment of Taxes to the relevant Tax Authority;

          (vii) details of any reporting or other obligations that will need to be complied with in connection with the exercise or roll over of such Options;

          (viii) equivalent information to that referred to in paragraphs (i) to
               (vii) above relating to any Taxes arising (including, but not limited to, any income, payroll or social security Taxes which the Group Company is required to withhold or account for to the relevant Tax Authority) as a result of the sale or roll over of Shares (as contrasted with the exercise or roll over of the Options); and

          (ix) the information described in paragraphs (i) to (vii) above in respect of any restricted securities including but not limited to their grant, vesting, assignment or roll over (within the meaning of Chapter 2 Part 7 (ITEPA) together with the details of any relevant elections which have been entered into for Tax purposes, the date the elections were made and the date (if any) on which they have been communicated to the relevant Tax Authority (and the non-UK equivalent of the foregoing).

     (l) to the extent then in the possession of any of the Sellers or the Company, duly executed transfers in respect of any shares in the capital of the Company in issue at Completion other than as comprised in paragraphs 1(a), 1(h) and 1(l) of this Schedule in favour of the Buyer or its nominee(s) together with the share certificates for those shares;

     (m) copies of Notices of Exercise of Options and or Option Holder Instruction Forms executed by Guy Dubois, Jonathan McKay, Don Gibson and Jonathan Craton of the options granted to them on 11 August 2005, 15 June 2001, 17 October 2000 and 14 August 1996 (as later amended) respectively, and in the case of Don Gibson agreeing to pay income tax and employee national insurance payable on exercise, together with duly executed transfers in respect of the shares in the capital of the Company issued on exercise of those options in favour of the Buyer or its nominee(s) and the share certificates for those shares and evidence of payment to the Company of the relevant subscription monies for the shares allotted on exercise of those options;

     (n) evidence reasonably satisfactory to the Buyer that on Completion the Buyer is receiving a valid transfer of shares constituting not less than ninety per cent. (90%) of the total voting rights exercisable on a poll conferred by all the shares in issue in the share capital of the Company assuming conversion of all convertible securities and exercise of all vested and unvested options, securities and restricted shares;

     (o) agreed form of the new articles of association (the "New Articles") and copies of resolutions and class consents in the agreed form in respect of the adoption of the New Articles;

     (p) to the extent not previously supplied to the Buyer forms 403a in respect of a mortgage debenture granted by Cramer Systems Limited on 24 September 1998 in favour of NatWest;

     (q)  the register of members and list of Option Holders;

     (r) a minute of a meeting of the board of directors of the Company signed by the chairman of the meeting confirming the acceleration of vesting of Options and Y Shares on the basis set out in of Schedule 11;

     (s) a certificate signed by a director of the Company of the amount of the Transaction Costs;

     (t) a release in a form reasonably acceptable to the Buyer duly executed by Tim Burt, Alejandro Couce, Ivan Valero and Carlos Delara and Murray Creighton of any right they may have to subscribe for shares in the capital of the Company;

     (u) consents in a form reasonably satisfactory to the Buyer from the people beneficially entitled to Shares registered in the name of CETC (Nominees) Limited to the transfer of their Shares to the Buyer; and

     (v) a minute of a meeting of the board of directors of the Company signed by the chairman of the meeting terminating the US401K plan.

1.2 Each of the Sellers shall ensure so far as they are able in their capacity as a Shareholder that at Completion a meeting of the board of Directors is held at which the Directors shall pass resolutions in the agreed form to, amongst other things:

     (a) vote in favour of the registration of the Buyer or its nominee(s) as member(s) of the Company in respect of the Sellers' Shares (subject to the production of property stamped transfers);

     (b) appoint persons nominated by the Buyer as directors, secretary and auditors of the Company with effect from the end of the meeting; and

     (c) allot the Shares to be allotted on exercise of the Vested Options pursuant to the Notice of Exercise of Options and/or form of instruction.

2    BUYER'S OBLIGATIONS

     At Completion the Buyer shall:

     (a) pay the Consideration to the extent required to do so at Completion under Schedule 11;

     (b) deliver to the Sellers a copy of the Escrow Instruction Letter (as defined in Part 1 of Schedule 7) duly signed by the Buyer; and

     (c) deliver opinion letters in relation to the capacity, due incorporation and authority of the Buyer and the Buyer Parent in a form to the reasonable satisfaction of the Sellers' Representatives.

                            PART 2: POWER OF ATTORNEY

1 With effect from Completion and to secure the interest of the Buyer in the Sellers' Shares, each Seller hereby appoints the Buyer (the "Attorney") to be his/its true and lawful attorney with authority on his/its behalf and in his/its name or otherwise to exercise all rights, powers and privileges attaching to each such Seller's Sellers' Shares capable of being exercised by the registered holder of those Sellers' Shares as the Attorney shall in its absolute discretion think fit and, in particular (without limitation):

     1.1 to receive or waive any notice of, or consent to the holding on less than the statutory period of notice of, any general meeting of the Company (or of the holders of any class of shares of the Company); and/or

     1.2 to propose resolutions of the members of the Company and/or to attend and vote at all general meetings and separate meetings of the holders of any class of shares of the Company and to sign and deliver proxies in favour of any person for the purpose of voting at such meetings or for any other purpose connected with such meetings; and/or

     1.3 to pass any resolutions and/or to sign any written resolutions or otherwise exercise all rights and privileges held by or accruing to each Seller as the registered holder of each such Seller's Sellers' Shares, to receive dividends and other distributions in respect of such Sellers' Shares and to give a good receipt for them, all in such form and on such terms as the Attorney shall in its absolute discretion think fit.

2 With effect from Completion, each Seller undertakes not to exercise any of the rights attaching to each of his/its Sellers' Shares or to appoint any other person to exercise such rights.

3 This appointment shall be irrevocable and shall terminate when, in respect of each Seller, each of his/its Sellers' Shares are registered in the name of the Attorney or its nominee.

4 Each Seller agrees that in acting hereunder the Attorney may act by its secretary or any director or person acting pursuant to authority conferred by its board of directors or any director.

5 Each Seller hereby undertakes to ratify each and every act or thing which may be done or effected by the Attorney in the proper exercise of any of the Attorney's powers and/or authorities as set out in this Part 2 of
     Schedule 3.

                                   SCHEDULE 5

                                   WARRANTIES

                           PART 1: SELLERS' WARRANTIES

1 Each of the Sellers have the requisite capacity and authority to enter into and perform its obligations under this Agreement.

2 Each of the Sellers is the sole legal and beneficial owner of the issued Sellers' Shares listed opposite their names in Part 4 of Schedule 1.

3 This Agreement will, when executed by each of the Sellers, constitute a binding obligation on each Seller enforceable in accordance with its respective terms.

4 No consent, approval, authorisation or order of court or government or local agency or body or other person is required by any of the Sellers for the execution or implementation of this Agreement and compliance with its terms.

5 Each of the Sellers warrants, in respect of the Sellers' Shares listed opposite their respective names in Part 4 of Schedule 1 only, that there are no Encumbrances on, over or affecting such Sellers' Shares, or any of them, nor any agreement or commitment to create any such Encumbrance.

6 No Group Company has given any guarantees, security interests or indemnities in favour of the Sellers or any person connected with the Sellers.

                           PART 2: GENERAL WARRANTIES

1    THE SHARES

1.1 The Shares constitute the whole of the issued and allotted share capital of the Company and are duly issued fully paid or credited as fully paid.

1.2 Other than pursuant to an Option disclosed in the Disclosure Letter, no person has any present, future or contingent right to call for the allotment of any share or loan capital of any Group Company and Parts 1 and 2 of Schedule 9 set out complete and accurate details of the holders of the Options.

1.3 Except in respect of the number of options (vested and unvested) referred to in the Disclosure Letter granted under employee incentive schemes disclosed in the Disclosure Letter, there is no share option scheme or other agreement or arrangement which obliges any Group Company to issue shares or to buy back or redeem any issued shares or any other securities of any type.

1.4 The Sellers hold shares conferring not less than 90 per cent. of the total voting rights exercisable on a poll conferred by all the shares in issue in the capital of the Company on a fully diluted basis (that is assuming the exercise of all rights to subscribe for, or to convert any security into, shares of any class in the Company).

1.5 The register of members and the list of Option Holders to be delivered under paragraph (r) of Part 1 of Schedule 3 is true and accurate.

2    THE COMPANY

2.1  INCORPORATION AND EXISTENCE

     The Company is duly incorporated and validly existing under the laws of England and Wales. The details set out in Part 4 of Schedule 1 and Part 1 of Schedule 2 are correct.

2.2  THE SUBSIDIARIES

     (a)  The Subsidiaries are the only subsidiaries of the Company.

     (b) The number of shares in the Subsidiaries set out in Part 2 of Schedule 2 comprise the whole of the issued and allotted share capital of the Subsidiaries, respectively, and all of them are issued fully paid or credited as fully paid. The Company is the sole legal and beneficial owner of all the issued shares in each of the Subsidiaries.

     (c) The details of each Subsidiary set out in Part 2 of Schedule 2 are correct.

     (d) Each Subsidiary is duly incorporated and validly existing under the laws of the place of incorporation under which it is stated to be incorporated in Part 2 of Schedule 2.

2.3  NO PARTNERSHIP

     No Group Company acts or carries on business in partnership with any other person, is a member (other than as a shareholder in another Group Company) of any corporate or unincorporated body, undertaking or association, or holds or is liable in respect of any share or security which is not fully paid or which carries any liability.

2.4  COMMISSIONS

     No person is entitled to receive from any Group Company any finder's fee, brokerage or other commission in connection with the sale and purchase of the Shares or fees (including legal fees) in connection with the sale and purchase of the Shares or the transactions contemplated under this Agreement.

2.5  Constitutional documents

     The copies of the Memorandum and Articles of Association of the Company attached to the Disclosure Letter are complete and accurate in all respects. The Shareholder Agreement is the only subsisting shareholders' agreement relating to the Company and/or the shares of the Company, and the copy of that agreement attached to the Disclosure Letter is complete in all respects.

2.6  BOOKS AND REGISTERS

     (a) The register of members and, so far as the Warrantors are aware, the other statutory books of each Group Company respectively contain accurate records of the members of that Group Company and all the other information which they are required to contain under the Companies Act or applicable legislation and all returns, particulars, resolutions and other documents required to be delivered by any Group Company to the Registrar of Companies have been delivered and no fines or penalties are outstanding.

     (b) So far as the Warrantors are aware, no Group Company has received any notice of any application for the rectification of its register of members.

2.7  DIRECTORS, SHARE CAPITAL AND LOAN CAPITAL

     (a) The only directors of each Group Company are the persons whose names are listed in respect of it in Schedule 2 and no Group Company has any alternate, de facto or shadow directors.

     (b) Neither the Company, nor any Subsidiary incorporated in England has provided any financial assistance as defined in section 152(1) of the Companies Act directly or indirectly for purpose of acquiring its own shares or those of any of its holding companies or reducing or discharging any liability so incurred contrary to Section 151 Companies Act.

     (c) Neither the Company nor any Subsidiary incorporated in England has redeemed or purchased or agreed to purchase any of its share capital or passed any resolutions authorising any such redemption or purchase or (in the case of the Company or any Subsidiary incorporated in England) entered into or agreed to enter into any contingent purchase contract as defined in section 165(1) of the Company Act or passed any resolutions approving any such contract or made any capitalisation of reserves.

     (d) No Group Company has any outstanding loan capital, which for the avoidance of doubt shall not include inter Group Company debt.

     (e) No share in the capital of any Group Company has been issued for a consideration other than cash.

     (f) No share in the capital of any Group Company has been issued except in accordance with its memorandum and articles of association.

     (g) No Group Company has any interest in the shares or other securities of any company which is not a Subsidiary or any interest in any business other than that of the Group or has agreed to acquire any such shares, securities or interest or has held any such shares, securities or interest at any time.

3    CONNECTED PARTY ARRANGEMENTS

     Other than service agreements or contracts of employment, there are not currently outstanding any contracts, or agreements to which any Group Company is a party and in which any Sellers or any director of any Group Company or any person connected with any of them is interested (and for the purposes of this paragraph a person shall be deemed to be interested in a contract if, were he a director of the Company, he would be interested in that contract for the purposes of Section 317 of the Companies Act 1985). For the purposes of this warranty, a person connected with any person shall comprise that person's spouse, civil partner, parent, sibling, child and adopted child and any body corporate controlled by that person within the meaning of section 416 ICTA.

4    ACCOUNTS AND MANAGEMENT ACCOUNTS

4.1  The Accounts:

     (a) comply with the requirements of the Companies Acts 1985 and applicable Statements of Standard Accounting Practice, Financial Reporting Standards, and other generally accepted accounting practices in the United Kingdom;

     (b) give a true and fair view of the assets and liabilities of the Group as at the Accounts Date and its profits for the financial period ended on the Accounts Date; and

     (c) have been prepared on the same basis and in accordance with the same accounting policies as the corresponding accounts of the Company for the preceding financial year.

4.2 The Management Accounts have been prepared on a basis consistent with the preparation of prior management accounts of the Group for the twelve month period ended on the Accounts Date and reasonably reflect the state of affairs of the Group for the period to which they relate.

4.3 The Company is not bearing the fees or expenses save for the Transaction Costs of any professional adviser in relation to the sale of the Shares to the Buyer.

4.4 Each Group Company has in place and maintains a system of internal accounting controls which so far as the Warrantors are aware are sufficient to provide reasonable assurances that transactions, receipts and expenditures are in all material respects being executed and made only in accordance with appropriate authorisations of management and the board of directors of that Group Company.

5    POSITION SINCE THE COMPLETION ACCOUNTS DATE

     From the period from the Completion Accounts Date to the Completion Date and save for the Permitted Payments:

     (a) no management charge has been levied against any Group Company and there has been no payment of any management, service, monitoring, directors' fees or other fees and compensation from any Group Company to any of the Sellers or any person connected with any of the Sellers; and

     (b) no dividend or distribution (including without limitation any distribution as defined in Part VI ICTA and extended by section 418
          ICTA) has been paid or declared or made by any Group Company.

6    EVENTS SINCE THE ACCOUNTS DATE

     Since the Accounts Date:

     (a) no Group Company has allotted or issued or agreed to allot or issue any share capital;

     (b) no resolution of the Company in general meeting has been passed other than resolutions relating to ordinary business at annual general meetings;

     (c) no Group Company has acquired or disposed of or agreed to acquire or dispose of any material business or asset (other than in the ordinary course of business);

     (d) save for the salary review which occurred in August 2005 (details of current salaries having been disclosed to the Buyers), no material change has been made in the emoluments or other terms of employment of any of the Employees whose salary is in excess of L150,000 per annum or of any of the directors;

     (e) no Group Company has created any mortgage or charge on the whole or any part of its assets which is outstanding;

     (f) the business of the Group has been carried on in the ordinary course consistent with past practice and liabilities including contingent liabilities have not been incurred outside the ordinary course of Business;

     (g) no Group Company has repaid any loan, loan capital or other debenture by reason of its default;

     (h) no Group Company has repaid any borrowing or indebtedness in advance of its stated maturity;

     (i) no Group Company has received written notice of any default under any written agreement or covenant to which it is a party, nor under any other written obligation binding on it being a default which would have a material adverse affect on the business of the Companies as a whole;

     (j) the Company has not declared, made or paid a dividend or other distribution (including without limitation any distribution as defined in Part VI ICTA and extended by Section 416 ICTA) except as provided for in the Accounts;

     (k) no Group Company has redeemed or purchased or agreed to redeem or purchase any of its share capital;

     (l) no change in the accounting reference period or accounting practices of the Company has been made;

     (m) there has been no variation to the payment practices relating to trade creditors or to the collection of trade debts or to the discount policies offered to customers;

     (n) there has been no variation to the basis on which accruals are made compared to the basis on which accruals were made in respect of the same period in the previous calendar year (including, but not limited to, the basis on which accruals are made relating to items of capital expenditure);

     (o) no Group Company has incurred Borrowings, or made payment out of or drawings on its bank accounts other than in the ordinary course of business, and the ordinary course of business shall include the issuing of, or agreeing to issue, or the giving of performance bonds in connection with services to be provided by the Group Company;

     (p) no Group Company has paid any bonus, commission or other emolument to any director or employee other than any other bonuses, commissions and emoluments due in the ordinary course of which details are contained in the Disclosure Letter; and

     (q) there has been no material adverse change in the financial or trading position of the Group taken as a whole and the Warrantors are not aware of any circumstances reasonably likely to give rise to such a change; and

     (r) the Warrantors are not aware of any fraud having been conducted upon any Group Company.

7    EMPLOYEES

7.1  EMPLOYMENT CONTRACTS FOR DIRECTORS AND EMPLOYEES

     (a)  The Disclosure Letter contains the following, as at the Disclosure
          Date:

          (i) a list of all Employees together with their job title, start date, date of birth and salary or fees;

          (ii) copies of the Directors' service agreements;

          (iii) standard terms and conditions of employment applicable to all Employees;

          (iv) details of all contractual benefits to which Employees are entitled;

          (v)  the staff handbook of each Group Company;

          (vi) any outstanding offers of employment or engagement made to any person by any Group Company and of any such offers which have been accepted by any person who has not yet taken up that employment or engagement;

          (vii) a list of those Employees who (i) have given or received notice of termination of his employment or (ii) are on maternity, paternity or parental or adoption leave or (iii) are on long-term sick leave or otherwise absent for any other reason on a long-term basis; and

          (viii) positions currently vacant and/or any new position advertised in relation to each Group Company.

     (b) So far as the Warrantors are aware no Employee is suffering from a condition which requires any adjustment within the work place pursuant to Section 4A Disability Discrimination Act 1995.

     (c) All social benefits have been provided in all material respects in accordance with applicable laws in the various countries in which the Group Companies operate.

7.2  CONSULTANCY ARRANGEMENTS

     The Disclosure Letter contains, as at the Disclosure Date, a list of all Consultants together with the terms on which the individual provides services, including:

     (a)  the individual's name;

     (b)  the basis of his or her fees; and

     (c)  details of any benefits provided to him or her.

7.3  INCENTIVE SCHEMES

     (a) The Disclosure Attachments contain a list of each of the following which are now operated by any Group Company or which any Group Company is under any legally binding obligation to provide at any future date:

          (i) any scheme or arrangement whereby its current or former directors, Employees or Consultants or their relevant relatives or dependents may acquire shares or options or other rights to acquire shares;

          (ii) any employee trust under which current or former Employees their relatives or dependents are within the class of beneficiaries or are entitled to receive any benefits;

          (iii) any cash bonus scheme or other employee incentive arrangements not involving the issue or transfer of shares; or

          (iv) any arrangement by which any commission or remuneration of any kind payable or due to any of its current directors or Employees may be calculated by reference to the turnover, profits or sales of any Group Company.

          In relation to any schemes, trusts or arrangements of the kind referred to in this paragraph 7.3(a) and referred to in the Disclosure
          Attachments:

          (v) copies of all documents governing such schemes and the terms of outstanding awards (including option and award agreements entered into with any participant in such a scheme) are enclosed with the Disclosure Attachments;

          (vi) details of all outstanding options, exercise prices, vesting schedules, rights and awards under such schemes (including identification of the scheme under which the option, right or award was granted, the number and class of shares subject to the option, right or award, any amount payable by the participant in respect of the option, right or award, the vesting conditions applying to the option, right or award and the extent to which each option, right or award has then vested) are enclosed with the Disclosure Attachments;

          (vii) copies of all notifications to the Inland Revenue/HM Revenue and Customs under paragraph 44 of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (or previous legislation) in respect of any option which was granted or purported to be granted as a "qualifying option" for the purposes of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (or previous legislation) are enclosed with the Disclosure Attachments;

          (viii) the Inland Revenue or HM Revenue and Customs agreed the market value of a relevant share at the date of grant of any option which is granted or purported to be granted as a "qualifying option" for the purposes of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (or previous legislation) and a copy of each such agreement is enclosed with the Disclosure Attachments;

          (ix) the exercise prices of all options referred to in paragraph 7.3(a)(viii) above are not less than the corresponding market values agreed with the Inland Revenue and HM Revenue and Customs also referred to in paragraph 7.3(a)(viii) above;

          (x) so far as the Warrantors are aware, such schemes have at all times been operated in accordance with their governing rules or terms and all applicable laws; and

          (xi) no current or former Employee or relation or dependent or other participants in any such schemes has made any claim against any Group Company in relation to any such schemes in the last 12 months.

     (b) So far as the Warrantors are aware, no "disqualifying event" for the purposes of Chapter 9 of Part 7 of the Income Tax (Earnings and Pensions) Act 2003 (or previous legislation) has occurred after the grant of any option granted as a "qualifying option" for the purposes of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (or previous legislation).

     (c) So far as the Warrantors are aware, the requirements of Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 (or previous legislation) were satisfied on and after the grant of every option that was granted as or purported to be granted as a "qualifying option" for the purposes of that Schedule.

     (d) So far as the Warrantors are aware, each of the Companies has filed any return required to be filed with any competent Tax Authority in relation to the schemes, trusts or arrangements of the kind referred to in paragraph 7.3(a) above.

     (e) So far as the Warrantors are aware, each current or former director or Employee who acquired a security or an interest in a security in any Group Company on or after 16th April 2003 entered into an election pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 and copies of all signed elections pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 are enclosed with the Disclosure Attachments.

     (f) The only outstanding options, rights and awards of the kind in any Group Company which will not lapse pursuant to their terms after 40 days from Completion (or earlier) are the options granted to Guy Dubois on 11 August 2005 and Jonathan McKay on 15 June 2001 and awards of Y Shares under the Y Share Scheme.

     (g) All the holders of outstanding awards granted under the "Y Share Scheme" which have not vested, will be released by the Company from the restriction, contained in their respective restricted share agreements, prohibiting the transfer of Y Shares subject to each such person agreeing to transfer their Y Shares in accordance with Schedule 11.

     (h) Joint elections transferring all secondary class 1 National Insurance contributions liability arising on the exercise, release or assignment of all options granted by the Company since 6 April 1999 have been approved by the Inland Revenue or HM Revenue and Customs and have been validly entered into by the relevant optionholder (and employing company) save in respect of the unapproved option granted to Guy Dubois on 11 August 2005 and the option granted to Donald Gibson on 17 October 2000.

     (i) Each Option Holder and each Y Shareholder has agreed (by way of indemnity, entitlement to deduct or withhold amounts in respect of Tax or otherwise) to bear all Taxes for which any Group Company is or may become liable to pay or account in respect of or as a result of the exercise or roll over of the relevant Option or other relevant chargeable event.

     (j) So far as the Warrantors are aware the information comprised in the schedules referred to in paragraph 1.1(k) of Part 1 of Schedule 3 is complete and accurate in all respects.

     (k) So far as the Warrantors are aware, if the Warranties in sub-paragraphs (b), (c) and (e) of this paragraph 7.3 were given in respect of any equivalent non-UK legislation, such warranty would be true and accurate.

7.4  NOTICE PERIODS

     So far as the Warrantors are aware, all contracts of service or contracts for services with Directors, Employees or Consultants can be terminated by 6 months' notice or less without giving rise to any claim for damages or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal or other statutory right, if applicable).

7.5  PAY AND PAY REVIEWS

     (a) No remuneration reviews or negotiations for an increase in the remuneration or benefits of an Employee, Director or Consultant are current or due to take place prior to August 2006.

     (b) No amounts due to, or in respect of the current Directors, Consultants or Employees (including PAYE and national insurance and pension contributions) are in arrears or unpaid.

7.6  ASSURANCES ETC

     So far as the Warrantors are aware, no written assurances or undertakings (whether legally binding or not) have been given to any of the Employees as to the continuation, introduction, increase or improvement of any terms and conditions, remuneration, benefits or other bonus or incentive scheme.

7.7  LOANS

     There are no outstanding loans between any Group Company and an Employee (other than loans not exceeding US$5,000 per Employee relating to travel arrangements).

7.8  PROPERTY

     No Employee resides in or occupies or is entitled to reside in or occupy any property belonging to any Group Company.

7.9  SECONDMENTS

     No Group Company has entered into any secondment arrangements relating to any Employee.

7.10 REDUNDANCY

     So far as the Warrantors are aware, no Group Company has any obligation to make any payment, on the redundancy of any Employee, in excess of the statutory redundancy payment.

7.11 OUTSOURCING

     No Group Company is a party to any material outsourcing or contracting out arrangements.

7.12 TRADE UNIONS

     No Group Company recognises any trade union nor do they have any works or supervisory councils or other bodies representing Employees.

7.13 No Group Company has:

     (a)  received any application for recognition from a trade union; nor

     (b) received a valid employee request for information and consultation procedures pursuant to the Information and Consultation of Employees Regulations 2004; nor

     (c) during the past year, failed to inform and consult with any trade union or employee representatives pursuant to Regulation 13 Transfer of Undertakings (Protection of Employment) Regulations 1981 or Sections 188-195 Trade Union and Labour Relations (Consolidation) Act 1992.

7.14 So far as the Warrantors are aware, each Group Company has maintained in all material respects current records regarding the service of each of their Employees (including but not limited to details of the terms of employment, payments of statutory sick pay and maternity pay, disciplinary and grievance matters, health and safety matters, income tax and social security contributions and wage records).

     PENSIONS

7.15 Except for the group personal pension scheme insured with Standard Life and the schemes listed at paragraph 7.15 of the Disclosure Letter, and under any compulsory state arrangements in the various countries in which the Group Companies operate (the "PENSION SCHEMES") there is not in operation as at the date of this Agreement any agreement or arrangement (whether legally or not enforceable) for the payment by any Group Company of, or payment by any Group Company of a contribution towards, a pension, allowance, lump sum or other similar benefit on retirement, death, termination of employment (whether voluntary or not) for the benefit of an employee or director or former employee or director or any of their respective dependants.

7.16 Contributions and premiums which have fallen due in respect of a period prior to Completion which:

     (a) are payable by each Group Company participating in the Pension Schemes; and

     (b) are paid by a Group Company on behalf of employees who are members of the Pension Schemes;

     have been duly paid when due and save for the payment of employer contributions no Group Company is required to bear any fees, charges or expenses as an employer under the Pension Scheme in relation to it and each Group Company has discharged its liability to pay or reimburse (whether wholly or in part) to anyone who has paid any costs, charges or expenses which have been incurred by or in connection with the Pension Scheme.

7.17 OLD DEFINED BENEFIT ARRANGEMENTS

     No Group Company has in the six years before the date of this Agreement participated in or been a participating employer in any defined benefit arrangement except where there is no liability (actual, prospective or contingent) for any Group Company in respect of that arrangement. Where "DEFINED BENEFIT ARRANGEMENT" means a scheme, agreement or arrangement under which the amount or some or all of the benefits payable to or in respect of a member of the scheme, agreement or arrangement is calculated in accordance with a formula which takes account of the service of the member to retirement, death or withdrawal and the remuneration of the member at or close to his retirement, death or withdrawal.

7.18 DOCUMENTS DISCLOSED

     All material details (including details on the rate and basis for the employer contributions) relating to the Pension Schemes (other than compulsory state arrangements in the various countries in which the Group Companies operate) are contained in or annexed to the Disclosure Letter.

7.19 STAKEHOLDER PENSION

     Each Group Company has complied with its obligations under the Welfare Reform and Pensions Act 1999.

8    TRADING ARRANGEMENTS, CUSTOMERS AND CONTRACTUAL ARRANGEMENTS

8.1  TRADING NAME

     No Group Company trades and, so far as the Warrantors are aware, has ever traded under any name other than its corporate name and no action has been taken against the Company under Section 28 of the Companies Act 1985.

     CUSTOMERS AND PARTNERS

8.2 The Disclosure Letter contains details of all customers (or groups of connected customers) responsible for 10 per cent. or more of the annual turnover of the Group taken as a whole for the 12 months to 31 July 2005.

8.3 No Group Company has any outstanding material disputes concerning its products and/or services and/or otherwise with any customer or distributor or partner, system integrator, reseller (and similar partners) or supplier and the Warrantors have no knowledge of any material dissatisfaction on the part of any significant customer.

8.4 So far as the Warrantors are aware, no Group Company has received any written, or oral, notice from any significant customer or partner, system integrator, reseller (and similar partners) that such customer does not intend to continue as a customer of the Company or such Subsidiary or that such customer intends to terminate or materially modify existing contracts with any Group Company.

8.5 No Group Company has had any of its Products returned by a buyer thereof nor, so far as the Warrantors are aware have they received any notice claiming that the Products do not conform with applicable contractual commitments or warranties (whether express, or to the extent not subject to legally effective express exclusions thereof, implied).

8.6  CONTRACTS

     (a) Save as is disclosed in the Disclosure Letter, the terms of all material contracts (other than agreements relating to any of the Properties or their management or maintenance) to which each Group Company is a party have been duly complied with in all material respects by the relevant Group Company and (so far as the Warrantors are aware) by the other parties to contracts in respect of those contracts), no notice in writing has been given by or (so far as the Warrantors are aware) received by any Group Company terminating or threatening termination of the contract or alleging breach of the contract.

     (b) No Group Company is or has been, a party to any long-term contracts or arrangements or any material contract or arrangement entered into otherwise than in the ordinary course of the Business.

     (c) Except as disclosed in the Disclosure Letter, there is no material contract to which any Group Company is a party:

          (i)  which was entered into otherwise than at arm's length;

          (ii) which is an unusual or abnormal contract having regard to the nature, scope and extent of the Business or the manner in which it has been carried on in the two years ended on the date of this Agreement;

          (iii) which relates to the acquisition or disposal of companies or businesses by any Group Company during the last two years;

          (iv) which under its own terms is capable of being terminated or altered or changed as a result of the sale of the Shares to the Buyer or rights of any Group Company diminished, waived or released;

          (v) which limits the freedom of the Company or any Subsidiary to engage, cooperate or participate, approach any potential customer, or compete with any other person, in any line of business, market or geographic area, or to made use of any Intellectual Property rights or any Information Technology, or which grants most favoured nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any person, or which otherwise limits the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services; and

          (vi) which grants any third party exclusive rights to any Intellectual Property Rights or grants any third party the right to sublicense any Intellectual Property Rights.

          For the purposes of this Warranty 8:

          (aa) a long-term contract, commitment or arrangement is one which is not capable of termination in accordance with its terms by the relevant company by twelve months notice or less (other than contracts which continue from year to year and can be terminated by twelve months' notice or less expiring on the anniversary of the relevant contract or another annually occurring date specified in the relevant agreement); and

          (bb) a material contract or arrangement is one which has had, in any one of the last four financial periods of the Company ending on the Accounts Date, and in the period covered by the Management Accounts expenditure (excluding VAT) by any Group Company of US$350,000 or more revenues (excluding VAT) by any Group Company of US$750,000 or more or is listed on the lists referred to in Warranties 17.8 and 18.3 other than:

               (i)  any contract with an employee of the Company;

               (ii) any purchase or sale orders for services or Products or other products supplied by the Company placed in the ordinary course of business; and

               (iii) any lease or other contract relating to the Properties or any other property.

     (d) No Group Company has given any guarantee of, or security interest or indemnity with respect to, the obligations of any person other than a Group Company.

     (e) Complete and accurate copies of all the material contracts referred to in Warranty 8.6(a) have been provided to the Buyer.

8.7  DATA PROTECTION

     No Group Company has received any notice from any party of non-compliance in respect of, and each Group Company complies and has at all times complied in all material respects with, the Data Protection Act 1998 and its predecessors. No individual has been awarded compensation from any Group Company, no order has been made against any Group Company and no warranty has been issued against any Group Company under the Data Protection Act 1998 and its predecessors.

8.8  MEMBERSHIP OF TRADE ASSOCIATIONS ETC

     The Disclosure Letter lists any trade association or professional body of which any Group Company is a member and of the fees and other charges payable in respect of such membership.

9    LICENCES TO OPERATE

9.1 No Group Company has received any written notice in the 12 months prior to the date of this Agreement alleging that any material statutory, municipal, governmental or court requirements applicable to the formation, continuance in existence, creation and issue of securities of, management, property or operations of any Group Company has not been obtained or complied with.

9.2 Each Group Company has all material licences, consents and other permissions and approvals required for or in connection with the carrying on of the Business as currently carried on and no Group Company has received written notice of revocation of any of the same.

10   COMPLIANCE WITH LAWS

     No Group Company is in violation of, or in default with respect to, any statute, regulation, order, decree or judgment of any court or central or local government agency of the United Kingdom or any country in which that Group Company carries on business and which would in any such case have a material adverse affect on the ability of that Group Company to operate the Business as it is presently carried on. So far as the Warrantors are aware, no Group Company has received any notice indicating that it is in violation or in default with respect to any of the foregoing which would in any such case have had a material adverse effect.

11   PAYMENT OF BRIBES

     No Group Company has made, directly or indirectly, any payments (in cash or in kind) or provided any benefits to any entity or person for the purpose of inducing any such entity to exercise any influence, authority or discretion in favour of any Group Company that would, if such act had occurred in the United Kingdom or the United States, have constituted payment of an unlawful bribe or be an illegal payment or that would in accordance with relevant law be regarded as illegal.

12   LITIGATION

12.1 Save as disclosed in the Disclosure Letter, no Group Company is at present engaged in any legal action or proceeding or governmental investigation (whether civil or criminal), arbitration or mediation (whether formal or informal), of a material nature.

12.2 No matters of the type described in Warranty 12.1 are pending or threatened against any Group Company and so far as the Warrantors are aware there are no circumstances likely to give rise to any such matters.

12.3 No unfulfilled or unsatisfied judgments or court orders are outstanding against any Group Company.

12.4 No distress, distraint, charging order, garnishee order, execution or other process which a court may use to enforce payment of a debt has been levied in respect of any asset of any Group Company.

12.5 There are no material subsisting disputes between any Group Company and any party to any agreement with any Group Company or any Employee or any ex-employee of any Group Company and so far as the Warrantors are aware there are no circumstances likely to give rise to any such dispute.

13   INSURANCE

13.1 A summary of all insurance policies effected by the Company are appended to the Disclosure Letter.

13.2 All premiums due and payable on the said policies have been paid and so far as the Warrantors are aware, the policies relating to them are in full force and effect and not void, or voidable.

13.3 No claim has been made and is outstanding either by the insurer or the insured under any of the said policies.

13.4 So far as the Warrantors are aware, the Company has in force all insurances which are mandatorily required.

14   GRANTS

14.1 No Group Company has applied for and received any investment grant or any other government grant or allowance or loan subsidy.

14.2 No circumstances have arisen as a result of which any government grant, subsidy or allowance received by any Group Company is liable to be repaid.

15   REGULATORY MATTERS

15.1 Each Group Company has been granted, and there are now in force all necessary Approvals for the supply of the Products in the place and in the manner in which such Products are supplied.

15.2 So far as the Warrantors are aware, each Group Company has at all times carried on its business and affairs in accordance with its Constitutional Documents.

15.3 So far as the Warrantors are aware, no Group Company carries on or purports to carry on any regulated activity in contravention of section 19 Financial Services and Markets Act 2000.

15.4 So far as the Warrantors are aware, no governmental, administrative or regulatory authority has served a notice on any Group Company in respect of any of its assets or activities.

15.5 So far as the Warrantors are aware, no Group Company has been notified of any investigations by any governmental or regulatory authority in respect of any of the affairs of any Group Company.

15.6 So far as the Warrantors are aware, no Group Company has paid any commission or made any payment whether to secure business or otherwise to any person, firm or company which in the hands of such person, firm or company would in accordance with the relevant law be regarded as illegal.

15.7 So far as the Warrantors are aware, no Director, officer, agent, Employee or other person acting on behalf of any Group Company has been party to the use of any assets of the Group Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to any activity, including any political activity, or to the establishment or maintenance of any unlawful or unrecorded fund of monies or other assets, or to the making of any false or fictitious entries in the books or records of the Group Company, or to the making of any unlawful payment.

16   ASSETS

16.1 OWNERSHIP OF ASSETS

     So far as the Warrantors are aware, none of the tangible assets and property held by any Group Company for the purposes of carrying on the Business is the subject of any Encumbrance (excepting any lien arising by operation of law in the ordinary course of trading) or, save as disclosed in the Disclosure Letter, the subject of any leasing, hire, hire-purchase, retention of title, conditional sale or credit sale agreement.

16.2 There is attached to the Disclosure Letter a list of all Products:

     (a)  briefly describing each Product;

     (b) giving details of previous versions and version numbers and where such versions are installed; and

     (c) giving details of the date on which each version of each Product was first marketed or supplied.

16.3 The assets and rights licensed to or owned by each Group Company, together with assets held under the agreements referred to in Warranty 16.1, comprise all the assets and rights needed for the continuation of the Business.

17   INTELLECTUAL PROPERTY

     Where a statement in this section 17 is qualified by the awareness of the Warrantors, this shall be read as the awareness that the Warrantors actually have as well as the awareness they should reasonably have of specific facts and matters assuming reasonable enquiry having been made by the Warrantors of each Group Company's legal and other professional advisers (during their period of appointment) and staff in the Business from time to time (during their employment), of who it would be reasonable to make enquiries regarding the subject matter of the statement (the "Enquiries"), and shall not include awareness of any Generic Information.

     In this section 17, "GENERIC INFORMATION" shall mean:

     (a) any boiler plate disclaimers or standard advice from professional advisors providing always that, for the avoidance of doubt, the substantive parts of any written opinions from legal and other professional advisers in respect of validity, infringement and other such matters as applicable shall not be construed as Generic Information;

     (b) general risks associated with Intellectual Property or information technology which are not specific to the Intellectual Property Rights or information technology concerned; and

     (c) any contents of any public register save where set out in or annexed to a written search report or other document either in the possession or control of any Group Company or which the Warrantors are aware of, or which the Warrantors should reasonably be aware of having made the Enquiries.

17.1 All Intellectual Property Rights which are material to the Business is (or, where appropriate in the case of pending applications, will be) owned by any Group Company as sole legal and beneficial owner, or is validly licensed to a Group Company pursuant to an agreement listed in the Disclosure Letter and (if in writing) comprised in the Disclosure Attachments. The Intellectual Property owned by any Group Company or licensed to any Group Company as provided above is, together sufficient to carry on the Business materially in the manner in which it is currently carried on. So far as the Warrantors are aware, the Intellectual Property Rights are valid, enforceable and subsisting.

17.2 The Products supplied or prepared for supply by any Group Company from time to time do not include and have not included any Publicly Available Software, or elements derived from Publicly Available Software and no Group Company has at any time contributed Intellectual Property under any open source licence or policy, or otherwise caused any Intellectual Property to be redistributable under such a policy.

17.3 All parties (whether individual, partnership or limited company) retained, commissioned, employed or otherwise engaged by any Group Company from time to time and who, in the course of such engagement created, discovered, conceived or developed work in which Intellectual Property subsists or arose or might reasonably have been expected to do so are bound by agreements with that Group Company whereby (or through operation of applicable law) all such Intellectual Property vests in that Group Company, and all such agreements contain terms which purport to prevent such parties disclosing confidential information and know-how about that Group Company and its business. So far as the Warrantors are aware, no such party has, or has made any claim (other than in writing) against any Group Company to, any right, title or interest in or in respect of such Intellectual Property or to any compensation or remuneration in relation to such Intellectual Property, whether under section 40 Patents Act 1977 or equivalent legislation in the world or otherwise (a "CLAIM"). No such party has made any Claim in writing.

     REGISTERED IP

17.4 Details of all registered Intellectual Property and applications filed by or in the name of any Group Company (whether in its sole name or in joint names, and whether actual or not yet filed but anticipated and reduced to writing), or assigned to any Group Company and whether or not in its name are set out in the Disclosure Letter. All past and due renewal and extension fees in respect of all registered Intellectual Property Rights have been paid.

17.5 The expiry dates of the registrations of all domain names in the name of any Group Company are listed in the Disclosure Letter. There are no outstanding deadlines of the Patent Office or Trade Mark Registry (or any analogous office or registry anywhere in the world) in relation to the Intellectual Property Rights, and no such deadlines which expire within six months of the date of this Agreement.

17.6 All reasonable steps have been taken for the diligent maintenance and protection of the Intellectual Property Rights and no Group Company has received a written adverse opinion (which is not Generic Information), whether from any registry concerned or from any of its advisers, in relation to any application or contemplated application for registration of Intellectual Property. All written search reports and written opinions as to infringement, validity or enforceability of Intellectual Property Rights made or received by any Group Company are set out in the Disclosure Letter and comprised in the Disclosure Attachments.

17.7 All documents material to the right, title and interest of each Group Company to the registrable Intellectual Property Rights used by that Group Company (other than those rights licensed to that Group Company) and to the licences of registrable Intellectual Property Rights granted to that Group Company and all documents and materials necessary for the prosecution or maintenance (as applicable) of all applications and registrations in relation to the registrable Intellectual Property Rights (other than those rights licensed to the relevant Group Company) form part of the records or materials in the possession and ownership or under the control of the relevant Group Company.

17.8 So far as the Warrantors are aware, there are no specific circumstances (not including Generic Information) that will render any registered Intellectual Property Rights subject to revocation, compulsory licence or cancellation or will prevent any application for registration of any registrable Intellectual Property Rights proceeding to the stage of grant or registration and which would be materially adverse in the context of carrying on the Business materially in the manner in which it is currently carried on.

     LICENSED IP

17.9 A list of all licences, and agreements or arrangements (including those under which any Group Company is grantor or grantee) relating to Intellectual Property Rights which is material to the Business is set out in the Disclosure Letter, and these are comprised in the Disclosure Attachments. All licences, arrangements and agreements whether or not set out in the Disclosure Letter or comprised in the Disclosure Attachments are in writing and are valid, binding and enforceable in accordance with their terms. No Group Company has committed a breach of any such licence, arrangement and agreement, and no Group Company has received notice of breach of or termination of any such licence, arrangement or agreement, and so far as the Warrantors are aware, no other party has committed a breach of any such licence, arrangement and agreement.

     INFRINGEMENT BY THE COMPANY

17.10 Without prejudice to paragraph 17.11, so far as the Warrantors are aware, each Group Company, and the processes employed and the principal products and services dealt in by each Group Company from time to time do not infringe and have not infringed any patent and will not infringe any patent issuing from any existing patent application of any third party (save to the extent the claims covered by such application are widened from their present form). For the avoidance of doubt this warranty will not apply to any process, product or service or any aspect (including location) of any process, product or service, not currently or previously carried out by the Company.

17.11 Each Group Company, and the processes employed and the principal products and services dealt in by each Group Company from time to time do not infringe and have not infringed the Intellectual Property of any third party, including without limitation patents or existing patent applications which have been monitored or assessed for risk of infringement by or on behalf of each Group Company, and will not, infringe any applications issuing from such applications (save to the extent the claims covered by such applications are widened from their present form). This warranty 17.11 shall not apply to any other patent or patent application of any third party, and for the avoidance of doubt this warranty will not apply to any process, product or service or any aspect (including location) of any process, product or service, not currently or previously carried out by the Company.

     INFRINGEMENT BY THIRD PARTIES

17.12 So far as the Warrantors are aware, no third party is infringing or threatening to infringe, in any material respect, any Intellectual Property owned by any Group Company which is material to the Business and no claims, disputes or proceedings in respect of any Intellectual Property have been settled by any Group Company in the 24 months prior to the date of this Agreement.

17.13 No Group Company is subject to any order or injunction or other measure or undertaking imposed by any court or other body of competent jurisdiction in relation to Intellectual Property Rights (including, without limitation, any prohibition or restriction on use).

     CONFIDENTIAL INFORMATION AND KNOW-HOW

17.14 Each Group Company enforces and operates reasonable procedures which maintain the confidentiality of its confidential information and know-how (whether technical, financial or commercial, and including, without limitation, techniques, instruction manuals, formulae, trade secrets and information in respect of that Group Company's manufacturers, agents, suppliers and customers) and has at all times kept confidential all such confidential information and know-how save where disclosed under reasonably prudent written obligations of confidentiality. Such obligations of confidentiality have not been breached by each Group Company or its employees and so far as the Warrantors are aware, such confidentiality has not at any time been breached by any third party.

     CANCELLATION OR MODIFICATION OF RIGHTS

17.15 No Group Company has received any written notice from any authority or other person to cancel, forfeit or modify any Intellectual Property Rights owned by the relevant Group Company.

     ENCUMBRANCES

17.16 None of the Intellectual Property Rights owned by each Group Company that is material to the Business is subject to any Encumbrances (except any liens arising by the operation of law in the ordinary course of trading or licences in favour of third parties comprised in the Disclosure Attachments)

     INFORMATION TECHNOLOGY

17.17 Each Group Company owns, leases, licenses or is otherwise entitled to use all Information Technology it uses in the Business. So far as the Warrantors are aware, the Information Technology has the capacity and performance reasonably necessary to fulfil the present requirements of the Business.

17.18 All databases used by each Group Company are owned by or licensed to the relevant Group Company and run on that Information Technology.

17.19 No Group Company has plans in place or under consideration nor any business need to change, replace, develop or update the Information Technology or introduce any new IT systems and no such change, replacement, development or update is under way, in either case which would require expenditure in excess of L100,000.

17.20 No third party provides any part of the Information Technology under any outsourcing, application service provider, hosting or similar arrangement. None of the Information Technology is provided to any Group Company by any of the Sellers or by any member of any Sellers' Group which is not itself a member of the Group.

17.21 Each Group Company owns and has in its possession all Source Code relating to the Products supplied or prepared for supply by that relevant Group Company from time to time.

17.22 The performance of obligations, including all deposits of source code, payments and, where relevant, testing and verification of Source Code required under any Source Code escrow agreements to which any Group Company is party are up-to-date. No event has occurred which would permit the release of Source Code to any party under any of those Source Code escrow agreements. The Disclosure Letter contains full details of all Source Code escrow agreements to which any Group Company is party.

     IT DISRUPTION

17.23 There has been no failure or breakdown in the twelve months prior to the date of this Agreement of any Information Technology that has caused any material disruption to the Business including, without limitation, as a result of:

     (a) any sub-standard performance or defect in any part of the Information Technology caused by any viruses, bugs, worms, software bombs;

     (b) a breach of security in relation to any part of the Information Technology; and

     (c) any failure, interruption or defective operation of any Information Technology caused by the occurrence or processing of any date or dates.

17.24 The Information Technology has been and continues to be properly and regularly maintained and replaced in accordance with reasonable industry practice. The Disclosure Letter contains full details of all material maintenance and support agreements relating to the Information Technology. None of the Information Technology is the subject of unstarted, delayed, unfinished or failed acceptance testing by any Group Company.

17.25 Each Group Company implements, maintains and keeps up-to-date:

     (a) physical and logical security processes and software which aim to protect the Information Technology it uses and any information held on it, in accordance with reasonable industry practice;

     (b) procedures which aim to prevent unauthorised access or the introduction of viruses or similar destructive code, in accordance with reasonable industry practice;

     (c) procedures for the taking and storing on-site and off-site of back-up copies of the software and any data held on the Information Technology it uses in accordance with reasonable industry practice; and

     (d) back-up systems and disaster recovery systems and procedures which aim to enable the relevant Group Company to continue to function without any material disruption or interruption to the Business in the event of a major failure, bug or breakdown of any part of the Information Technology it uses or the destruction, corruption or loss of access to any of the data held on that Information Technology, in accordance with reasonable industry practice.

     MATERIAL AGREEMENTS

17.26 A list of all Information Technology and all material agreements relating to the Information Technology (and a description of its use in the Business) is set out in the Disclosure Letter, and these are comprised in the Disclosure Attachments. No Group Company has committed a breach of any such agreement, and no Group Company has received notice of breach of or termination of any such agreement, and so far as the Warrantors are aware, no other party to any such agreement has committed a breach of it.

     ENCUMBRANCES

17.27 None of the Information Technology owned by any Group Company is subject to any Encumbrances (except any liens arising by the operation of law in the ordinary course of trading).

     SOFTWARE

17.28 No Group Company has disclosed to any third party any source code relating to software owned, used or supplied by any Group Company and material to the Business other than under escrow agreements listed in the Disclosure Letter.

     DOMAIN NAMES

17.29 Details of any domain names (if any) registered by any Group Company are disclosed in the Disclosure Letter.

18   PROPERTY AND ENVIRONMENT

18.1 No Group Company owns or has any interest in any land or building other than the Properties, and no Group Company has entered into any legally binding agreement for the purchase of any such interest, other than in relation to the Properties.

18.2 So far as the Warrantors are aware, no notice of any breach of covenants, obligations, restrictions and conditions affecting the Properties referred to in Part 1 of Schedule 4 has been received by any Group Company.

18.3 So far as the Warrantors are aware, there is no actual or contingent liability on the part of any Group Company arising directly or indirectly out of any lease, agreement for lease, conveyance or licence or other agreement or deed including any actual or contingent liability arising directly or indirectly out of:

     (a) any estate or interest previously held by any Group Company as an original lessee or underlessee; or

     (b) any covenant made by any Group Company in favour of any lessor or any guarantee given by any Group Company in relation to a lease or underlease.

18.4 So far as the Warrantors are aware, each Group Company has obtained and is in material compliance with the terms and conditions of material Environmental Consents required in relation to its activities.

18.5 So far as the Warrantors are aware, the Company has not received any notice of any actual, pending or threatened actions by regulatory authorities or third parties in respect of any alleged non-compliance with Environmental Law.

18.6 So far as the Warrantors are aware, each Lease that is compulsorily registrable at Land Registry in the United Kingdom is registered at Land Registry.

18.7 The use of each of the Properties referred to in Part 1 of Schedule 4 is the permitted use for the purposes of the Planning Acts, as defined in section 366 Town and Country Planning Act 1990 or analogous legislation in any other relevant country or territory ("Planning Acts").

18.8 Each Group Company has paid the rent and in all material respects observed and performed the covenants on the part of the tenant and the conditions contained in any Leases of the Properties referred to in Part 1 of Schedule 1.

18.9 The Leases of the Properties referred to in Part 1 of Schedule 4 are in full force and do not contain any provision under which the lease in question may be terminated or its terms changed by reason of the acquisition of the Shares by the Buyer.

18.10 So far as the Warrantors are aware, any licences, consents and approvals required from the landlords and any superior landlords under the Leases in respect of the Properties referred to in Part 1 of Schedule 4 have been obtained and the covenants on the part of the tenant contained in those licences, consents and approvals have been duly performed.

18.11 There are no rent reviews in progress under any of the Leases In respect of the Properties referred to in Part 1 of Schedule 4.

19   BANK ACCOUNTS AND LOANS

19.1 BANK ACCOUNTS

     Details of all bank accounts as at 30 June 2006 and maintained by the Company and the Subsidiaries are set out in the Disclosure Letter.

19.2 INDEBTEDNESS

     (a) Other than in the ordinary course of business, no Group Company has lent any money which has not been repaid, or owns the benefit of any debts (whether or not due for payment), other than debts which have arisen in the ordinary course of business and so far as the Warrantors are aware, no Group Company has made any loan or quasi-loan contrary to any legislation.

     (b) The amount borrowed by each Group Company does not exceed any limitation on its borrowing powers contained in its Constitutional Documents or in ay debenture or other deed or document binding on that Group Company.

     (c) No Group Company has received demand for repayment of any borrowing or indebtedness in the nature of borrowing which is repayable on demand.

     (d) No Group Company has any bank overdraft facilities outstanding or available to it.

     (e) No Group Company has engaged in any way off balance sheet financing or any financing of a type which would not require to be shown or reflected in the Accounts, had such arrangement or financing been entered into on or before the Accounts Date.

     (f) No Group Company has entered into nor is it negotiating to enter into any currency and/or interest rate swap agreement, asset swap, future rate or forward rate agreement, interest cap, collar and/or floor agreement or other currency exchange or interest rate protection transaction.

     (g) So far as the Warrantors are aware, all Encumbrances created by or in favour of any Group Company which are required to be registered in accordance with the provisions of the Companies Act 1985 or any analogous legislation in any relevant country or territory have been so registered.

     (h)  No Group Company has any Borrowings.

20   INSOLVENCY

     No Group Company has:

     (a) entered into any arrangement or composition for the benefit of its creditors or any of them nor has it (or its agent or nominee) convened a meeting of its creditors;

     (b) submitted to its creditors or any of them a proposal under Part I of the Insolvency Act 1986;

     (c) entered into any arrangement, scheme, compromise, moratorium or composition with any of its creditors (whether under Part I of the Insolvency Act 1986 or otherwise);

     (d) made an application to the Court under Section 425 of the Companies Act 1985 or resolved to make such an application;

     (e) presented a petition for winding up nor, so far as the Warrantors are aware, has a petition for winding up been presented against it which has not been withdrawn within 14 days, nor has a winding up order been made against it or a provisional liquidator appointed;

     (f) been the subject of a resolution for voluntary winding up (other than a voluntary winding up while solvent for the purposes of an amalgamation or reconstruction which has the prior written approval of the other party) nor has a meeting of its shareholders been called to consider a resolution for winding up;

     (g) had an administrative receiver or receiver appointed in respect of all or any of its assets or the assets of any guarantor;

     (h) had a written demand for the payment of sums due served upon it in accordance with Section 123(1)(a) of the Insolvency Act 1986 which has not been settled or disputed; or

     (i) been the subject of any event analogous to any of the events in sub-paragraphs (a) to (h) of this Warranty in any jurisdiction outside England and Wales.

21   COMPETITION, ANTI-TRUST AND CARTELS

21.1 So far as the Warrantors are aware, no Group Company has committed any act nor is a party to any agreement or course of conduct which contravenes, requires notification or is the subject of any investigation under the Enterprise Act 2002, Fair Trading Act 1973, the EC Treaty, the Competition Act 1980 or the Competition Act 1998 or any analogous legislation in any jurisdiction in which it carries on business.

21.2 No Group Company has received any notice or communication of commencement of a formal procedure, from or on behalf of any authority having jurisdiction in matter of competition law, anti-trust, merger control, regulatory, monopoly or fair trading (any such body or person referred to below as a "Competition Authority") in respect of any matter to which that Group Company is or was a party and no Group Company has received any notice that any person has made a complaint to a Competition Authority against that Group Company.

21.3 No Group Company has made any complaint or made any application for a no-action letter to any Competition Authority in respect of any matter to which that Group Company is or was a party.

21.4 No Director has been or is the subject of a Competition Disqualification Order within the meaning of section 204 of the Enterprise Act 2002 or has given any Competition Disqualification Undertaking within the meaning of section 9B(2) of the Company Directors Disqualification Act 1986.

21.5 So far as the Warrantors are aware, no Director is or at any material time was guilty of an offence under section 188 Enterprise Act 2002 (the "Cartel Offence") or of any attempt, conspiracy or incitement to commit the Cartel Offence or of aiding, or abetting a person to commit the Cartel Offence in relation to the business of the Company.

21.6 No Director has been convicted of the Cartel Offence nor, so far as the Warrantors are aware, has been the subject of any investigation, process, notice or communication relating to the Cartel Offence in relation to the business of the Company.

21.7 No Group Company is or has been in receipt for any unlawful state aid within the meaning of Article 87 of the EC Treaty or Article 61 of the Agreement on the European Economic Area.

22   TRANSACTIONS WITH DIRECTORS

22.1 There are no:

     (a) loans or quasi loans (as defined in the Companies Act) or credit transactions (as so defined) made by any Group Company to any Director; or

     (b) debts owing to any Group Company from any Seller or Director or any person connected with any Seller or Director.

22.2 There are no mortgages, charges, guarantees or other security arrangements entered into by any Group Company in respect of any obligations of any Director or any Seller or any person connected with any Director or Seller.

22.3 No Group Company depends in any material respect on the use of any property, right or asset owned by, or facilities or services provided by, any Seller or Director (other than services provided as an Employee) or any person connected with any Seller or Director.

23   TAXATION

23.1 All returns, computations, information, accounts, forms and notices which ought to have been made by or in respect of each Group Company for the purposes of Taxation have been duly made, were completed on a proper basis and were submitted within the requisite time limits and all such documents (and the information contained therein) were, when they were submitted, and remain complete and accurate in all material respects.

23.2 No Group Company is, nor has it been in the period of three years ending on the date of this Agreement, involved in any dispute with or investigation, audit, discovery or enquiry into any Tax return by any Tax Authority and, so far as the Warrantors are aware, no such dispute, investigation, audit, discovery or enquiry is pending, planned, threatened or likely to arise.

23.3 Each Group Company has duly paid all Taxation for which it is liable on or before the date on which that Taxation became due and has not, in the period of three years ending on the date of this Agreement incurred any liability to pay any interest or penalties in respect of any unpaid Tax or default in respect of any Tax matter.

23.4 Each Group Company has duly deducted and withheld all amounts of, or in respect of, Tax required to be deducted from any sum payable by it and, to the extent that such amounts have become due, has accounted for such amounts to the appropriate Tax Authority in all material respects.

23.5 No Group Company has ever been resident for any Tax purpose in any jurisdiction other than the jurisdiction in which it has been incorporated or in the last six years has ever had a branch, agency, place of business, representative office, permanent establishment or other taxable presence for any Tax purpose outside that jurisdiction.

23.6 The provisions or reserve for Tax appearing in the Accounts are sufficient to cover all Tax for which each Group Company was at the Accounts Date liable to pay or account (whether or not the due date for payment or to account has arisen) in respect of any period ended on or before the Accounts Date.

23.7 No Group Company has a liability to pay any amount of, or in respect of, Tax which has arisen or will arise in respect of the period commencing on the Accounts Date and ending on Completion, save for:

     (a) Corporation tax (or its non-UK equivalent) payable in respect of normal trading profits;

     (b) Income tax (or its non-UK equivalent) payable pursuant to the PAYE regulations (or non-UK equivalent payroll deduction mechanism) and national insurance contributions (or other applicable social security liabilities) payable, in each case, in respect of amounts that the Group Company in question is contractually obliged to pay to its employees and directors; and

     (c) VAT (or non-EU sales tax) on supplies of goods or services made by or to the Group Company in the ordinary course of its business.

23.8 No Group Company is, nor so far as the Warrantors are aware is likely to become, liable to pay, or make reimbursement or indemnity in respect of, any Tax (or amounts corresponding to Tax) in consequence of the failure by any other person (other than another Group Company) to discharge that Tax within any specified period or otherwise where that Tax relates to a profit, income or gain, transaction, event, omission or circumstance arising, occurring or deemed to arise or occur (whether wholly or partly) on or before the date of this Agreement.

23.9 Each Group Company has obtained, maintained and has readily available to it complete, accurate and up to date records as required for all Tax purposes including all records necessary to comply with its Tax reporting and withholding Tax obligations generally and all records necessary to calculate any future liability to Tax accruing as a result of any disposal or realisation of any asset owned by that Company as at the date of this Agreement.

23.10 No Tax charge will arise to any Group Company as a result of the sale of the Shares pursuant to this Agreement.

23.11 All documents to which any Group Company is a party and/or which are necessary to prove the title of any Group Company to any asset owned or possessed by it have been duly and properly stamped and all UK stamp duty (or non-UK equivalent) payable in respect of such documents has been paid.

23.12 No goods or services have been supplied or received, or agreed to be supplied or received, by a Group Company for consideration which is more or less valuable than the consideration that would have been paid or agreed between unconnected third parties such that an adjustment has, could or should be made, for Tax purposes, to the actual consideration paid or agreed to be paid by or to the Group Company in question.

23.13 No Group Company has entered into any transaction or series of transactions, scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance or reduction of a Taxation liability or for which there was no commercial purpose; and no Group Company has ever been under a liability to disclose an arrangement under the provisions of
     Part 7 of the Finance Act 2004 or to provide the reference number assigned to any such arrangement to a Tax Authority.

23.14 Each Group Company which is required to be registered for VAT purposes has been so registered and its registration is not subject to any conditions imposed by or agreed with any Tax Authority. No Group Company makes or has made supplies which are exempt for VAT purposes.

                           PART 3: BUYER'S WARRANTIES

1    ORGANISATION AND STANDING

     The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

2    AUTHORITY

     The Buyer has the requisite capacity and authority to enter into and perform its obligations under this Agreement and when executed this Agreement will constitute a binding obligation on the Buyer. No consent, approval, authorisation or order of any court or government or local agency or body or other person is required by them for the execution or implementation of this Agreement and compliance with its terms.

3    BREACHES OF WARRANTY

3.1 No member of the Buyer's Group is aware of any fact, matter, event, act, omission, transaction, arrangement, agreement or circumstance which it knows entitles the Buyer to bring a Warranty Claim. For the purpose of this clause, 'awareness' means the actual knowledge of Gil Priver, Tamar Rapaport, Yael Affias-Shem, Yuval Baharav, Zvika Naggan, Alex Hawker, Andrew Keen and Jill Wellman.

3.2 Paragraph 3.1 of this Part 3 shall not apply if and to the extent that the Buyer is entitled to bring a Warranty Claim arising out of the infringement of any patent by any Group Company. The Buyer has no current intention of making any Warranty Claim.

4    COMMITTED FUNDS

     The Buyer has immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement.

                                   SCHEDULE 6

                      LIMITATIONS ON THE SELLERS' LIABILITY

1    SCOPE

1.1 The parties agree that the provisions of this Schedule shall operate to limit the liability of each of the Sellers in respect of any Claim as defined below, but not any other liability of any of the Sellers under this Agreement.

1.2 In this Schedule, except where a different interpretation is necessary in the context, the words and expressions set out below shall have the following meanings:

"Claim" a claim for breach of the Warranties or any of the warranties contained in Part 1 of
                                   Schedule 5 or a claim under the Tax Covenants or a claim under clause 8.11 (Notified
                                   Withholding Amount)

"IP Claim"                         a claim for breach of any of the Warranties
                                   contained in paragraph 17 of Part 2 of
                                   Schedule 5 or any of the Excluded Warranties
                                   so far as they relate to Intellectual
                                   Property Rights

"Relevant Percentage"              in relation to any Warrantor, the percentage
                                   set out against that Warrantor's name in
                                   column 2 of the table in paragraph 2.2 below

"Settled" and "Settlement"         the meanings given in Part 1 of Schedule 7

"Share Capital Claim"              a claim for breach of any of the warranties
                                   contained in Part 1 (other than paragraph 6)
                                   and sub-paragraphs 1.1, 1.2, 1.3, 1.4 and 1.5
                                   of Part 2 of Schedule 5, provided that for
                                   the purpose of this definition references in
                                   paragraphs 1.2 and 1.3 of Part 2 of Schedule
                                   5 to "Group Company" shall be deemed to be
                                   references to "Company"

"Subsidiary Share Capital Claim"   a claim for breach of any of the Warranties
                                   contained in paragraphs 1.2, 1.3 and 2.2(b)
                                   of Part 2 of Schedule 5, provided that for
                                   the purposes of this definition references in
                                   paragraphs 1.2 and 1.3 of Part 2 of Schedule
                                   5 to "Group Company" shall be deemed to be
                                   references to "Subsidiary"

"Year 1 Claim"                     a Claim made in the period starting on the
                                   Completion Date and ending on the first
                                   anniversary of the Completion Date

"Year 2 to 3 Claim"                an IP Claim, Tax Claim, Share Capital Claim
                                   or Subsidiary Share Capital Claim which in
                                   any case is made in the period starting on
                                   the day after the first anniversary of the
                                   Completion Date and ending on the third
                                   anniversary of the Completion Date

"Year 4 to 5 Claim"                a Tax Claim, Share Capital Claim or
                                   Subsidiary Share Capital Claim made in the
                                   period starting on

                                   the day after the third anniversary of the Completion Date and ending on the fifth anniversary of the Completion Date

"Year 1 Claims Cap"                the sum of US$80,000,000 less the aggregate
                                   amount of all Claims Settled (as defined in
                                   Part 1 of Schedule 7) in favour of the Buyer
                                   from time to time

"Year 2 to 3 Claims Cap"           the sum of US$80,000,000 less the aggregate
                                   amount of all Claims Settled (as defined in
                                   Part 1 of Schedule 7) in favour of the Buyer
                                   from time to time

"Year 4 to 5 Claims Cap"           the sum of US$25,000,000 less the aggregate
                                   amount of all Claims Settled (as defined in
                                   Part 1 of Schedule 7) in favour of the Buyer
                                   from time to time

"Tax Claim"                        any claim by the Buyer under the Tax
                                   Covenants, for breach of any of the
                                   Warranties contained in paragraph 23 of Part
                                   2 of Schedule 5 or for breach of the
                                   Warranties in paragraph 7.3 of Part 2 of
                                   Schedule 5) or under clause 8.11 (Notified
                                   Withholding Amount)

1.3 Nothing in this Schedule 6 shall have the effect of excluding, limiting or restricting any liability of any Seller in respect of a Claim arising as a result of fraud or fraudulent misrepresentation by that Seller.

2    CAP ON LIABILITY

2.1 The total aggregate liability of each Warrantor shall be limited as follows:

     (a) in the case of all Year 1 Claims other than Tax Claims, IP Claims, Share Capital Claims and Subsidiary Share Capital Claims, to his Relevant Percentage of any such Year 1 Claim up to the amount standing to the credit of the Escrow Account at the time the Claim is Settled;

     (b) in the case of all Year 1 Claims which are Tax Claims, IP Claims or Subsidiary Share Capital Claims, to his Relevant Percentage of any such Year 1 Claim up to the Year 1 Claims Cap;

     (c) in the case of all Year 2 to 3 Claims other than Share Capital Claims, to his Relevant Percentage of any such Year 2 to 3 Claim up to the Year 2 to 3 Claims Cap;

     (d) in the case of all Year 4 to 5 Claims other than Share Capital Claims, to his Relevant Percentage of any such Year 4 to 5 Claim up to the Year 4 to 5 Claims Cap,

     provided that in any event in the case of all Claims other than Share Capital Claims, each Warrantor's aggregate liability to the Buyer shall not exceed the amount set out against his name in column 3 of the table below as adjusted in accordance with paragraphs 2.3 and 2.4. For the avoidance of doubt the liability of each Warrantor in respect of a Share Capital Claim shall be unlimited in amount.

    1                2                       3
WARRANTOR   RELEVANT PERCENTAGE   FINANCIAL CAP (US$000)
---------   -------------------   ----------------------
TOTAL               100%                  80,000

2.2 For the purposes of these limits, the liability of the Warrantors shall be deemed to include the amount of all costs, expenses and other liabilities (together with any irrecoverable VAT thereon) payable by the Warrantors in connection with the satisfaction, settlement or determination of any such claim.

2.3 In circumstances where the Year 1 Claims Cap and/or the Year 2 to 3 Claims Cap is less than US$80,000,000 then each Warrantors' aggregate liability for all Claims (other than Share Capital Claims) shall be his Relevant Percentage of the then subsisting Year 1 Claims Cap or Year 2 to 3 Claims Cap. With regard to Year 4 to 5 Claims, each Warrantors' aggregate liability for all claims (other than Share Capital Claims) shall be his Relevant Percentage of the Year 4 to 5 Claims Cap.

2.4 For the avoidance of doubt the figures in column 2 (Relevant Percentage) and column 3 (Financial Cap) shall be adjusted as at the Completion Date to such numbers as shall in the case of:

     (a) the Management Warrantors, be equal to 25 per cent of the gross proceeds of sale received by them pursuant to this Agreement for their Sellers' Shares and Sellers' Option Shares calculated by reference to the price per share as at the Completion Date; and

     (b) the Executives, shall be US$80,000,000 less the aggregate liability of the Management Warrantors calculated in accordance with paragraph (a) above, divided amongst the Executives in proportion to their respective number of Sellers' Shares and Sellers' Option Shares sold to the Buyer pursuant to this Agreement.

3    TIME LIMITS FOR MAKING CLAIMS

3.1 Subject to paragraph 5 below, all Claims shall be made in writing to the Sellers' Representatives (specifying particulars of the Claim in reasonable detail and the Buyer's estimate of the amount claimed) no later than:

     (a) in the case of a Tax Claim or a Subsidiary Share Capital Claim, the fifth anniversary of the Completion Date;

     (b) in the case of a Share Capital Claim, the fourth anniversary of the Completion Date;

     (c) in the case of an IP Claim, the third anniversary of the Completion Date; and

     (d) in the case of a Claim other than an IP Claim, a Share Capital Claim, a Subsidiary Share Capital Claim or a Tax Claim, the first anniversary of the Completion Date.

3.2 Subject to paragraph 5 below, the liability of any Warrantor in respect of any Claim shall cease absolutely unless within nine months (or twelve months in the case of a Tax Claim) of service of such notice legal proceedings in respect of such Claim have been properly issued and validly served on that Warrantor.

4    RIGHT TO REMEDY

     The Warrantors shall not be liable for any Claim if the alleged breach which is the subject of the Claim is capable of remedy and is remedied to the reasonable satisfaction of the Buyer by the Warrantors (or any of them or any other Seller) within 60 days of the date on which the notice in paragraph 3.1 above is received by the relevant Warrantors (and the Buyer agrees to use all reasonable endeavours to assist and to procure the assistance of the Companies in remedying such breach at the cost of the Warrantors).

5    CONTINGENT LIABILITIES

     No Claim may be made against the Warrantors based upon a liability which is contingent unless and until such contingent liability becomes an actual liability, provided that (a) the periods referred to in paragraphs 3.1(a),
     (b), (c) and (d) in which a Claim must be made shall in the case of any such contingent liability begin on the date when such contingent liability becomes an actual liability (rather than on the Completion Date) and (b) the period of nine and twelve months referred to in paragraph 3.2 shall in the case of any such contingent liability begin on the date when such contingent liability becomes an actual liability (rather than on the date of service of the notice of Claim.

6    THRESHOLD, DE MINIMIS AND OTHER MATTERS

6.1 The Buyer shall not bring a Claim against only one of the Warrantors without bringing the Claim against the other Warrantors. The Buyer undertakes to the Warrantors that it will enforce Claims that are Settled against each of the Warrantors (other than Year 1 Claims to the extent that payment in Settlement thereof is made from the Escrow Account) and will not seek to enforce such Claims against some and not all of the Warrantors. The Buyer further undertakes to the Warrantors that it will not directly or indirectly financially assist (with money or money's worth) or otherwise reimburse any Warrantor or any person connected with that Warrantor in respect of such Claim other than by way of any contribution towards that Warrantor's legal fees to the extent required by court order or as part of any Settlement of that Claim.

6.2 No liability shall attach to the Warrantors for Year 1 Claims unless the aggregate cumulative amount payable by the Warrantors for all those Year 1 Claims exceeds US$4,000,000 (the "General Basket"), in which case the Buyer may recover all of such amount and not only the excess from the Warrantors.

6.3 Save as provided in paragraph 6.6 of this Schedule, which shall apply to the exclusion of this paragraph 6.3, no liability shall attach to the Warrantors for Year 2 to 3 Claims or for Year 4 to 5 Claims unless the aggregate cumulative amount payable by the Warrantors exceeds US$10,000,000 (the "Subsequent Basket") and in any such case the Buyer may recover all of such amount and not only the excess from the Warrantors, provided that the Buyer shall not be entitled to recover the first US$5,000,000 in respect of any such Claim.

6.4 Save in respect of Share Capital Claims and claims for breach of warranty under paragraph 5 of Part 2 of Schedule 5, the Warrantors shall not be liable for any Claim which does not exceed US$150,000 (a "De Minimis Claim") and no Claim which does not exceed US$150,000 shall count towards the Year 1 Basket or any Subsequent Basket. For this purpose any Claims arising out of the same incident or matter shall be regarded as one single Claim.

6.5 No liability shall attach to the Warrantors in respect of a Tax Claim made pursuant to paragraph 1.1.9 of Part 2 of Schedule 8 unless the aggregate cumulative amount of the Tax Liability exceeds US$5,000,000 in such case the Buyer may recover an amount equal to the whole of the Tax Liability and not only the excess from the Warrantors. Paragraphs 6.2, 6.3 and 6.4 shall not prevent liability attaching to the Warrantors in respect of Tax Claims made pursuant to paragraph 1.1.9 of Part 2 of Schedule 8.

6.6 For the purposes of calculating Claims towards the General Basket and/or any Subsequent Basket and/or any De Minimis Claim there shall be excluded from any Claim the amount of any costs, expenses and other liabilities (together with any VAT thereon) incurred or to be incurred by the Buyer's Group in connection with the making of any such Claim.

7    CHANGES IN LEGISLATION

     The Warrantors shall not be liable in respect of a Claim to the extent that such Claim would not have arisen but for, or to the extent that it is increased as a result of:

     (a) the passing of, or a change in, a law, applicable rule or regulation, interpretation by the courts of the law or administrative practice of a government, governmental department, agency or regulatory body in any case occurring on or after the date of this Agreement;

     (b) an increase in the Taxation rates or an imposition of Taxation in each case not actually or prospectively in force at the date of this Agreement; or

     (c) the change by statute or by any regulatory or other body of any accounting policy or a change in the application of any accounting policy or estimation technique in the preparation of financial statements by the Buyer or any member of the Buyer's Group.

8    ACTS OF THE BUYER

     The Warrantors shall not be liable in respect of a Claim to the extent that such Claim is attributable to, or to the extent that it is increased as a result of:

     (a) any act, omission, Transaction or arrangement carried out at the written request of or with the written approval of the Buyer or any member of the Buyer's Group in either case on or after Completion or (to the extent set out in the Disclosure Letter or Supplemental Disclosure Letter) before Completion and for these purposes, it is hereby acknowledged that the termination of the US 401K Plan is an act which has been requested in writing by the Buyer before Completion, and accordingly the Warrantors shall not be liable for any liability incurred by any member of the Buyer's Group arising directly or indirectly as a result of such termination;

     (b) any act, omission, Transaction or arrangement carried out on or after Completion by or on behalf of the Buyer or on behalf of a member of the Buyer's Group or by or on behalf of persons deriving title from the Buyer or a member of the Buyer's Group on or after Completion;

     (c) any breach by the Buyer of any of its obligations under this Agreement or any obligations entered into pursuant thereto; or

     (d) any reorganisation or change in ownership of any member of the Buyer's Group on or after Completion.

9    MITIGATION

     The Buyer shall comply with its common law obligations to mitigate any loss arising by reason of a breach of this Agreement.

10   RECOVERY FROM ANOTHER PERSON

10.1 PRIOR RECOVERY

     If and to the extent that the Buyer, or any member of the Buyer's Group, has recovered (whether by payment, discount, credit, relief or otherwise) from a third party an amount which reduces the losses suffered by the Buyer in respect of any Claim, such recovery (less any reasonable costs incurred in obtaining such recovery and less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the relevant Claim) shall reduce or satisfy, as the case may be, such Claim.

10.2 SUBSEQUENT RECOVERY

     If the Warrantors pay an amount in respect of a Claim and the Buyer, or any member of the Buyer's Group, subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party an amount which if it had been recovered prior to the payment by the Warrantors would have reduced or satisfied that Claim in accordance with paragraph 10.1, the Buyer shall procure that the relevant member of the Buyer's Group shall pay to the Warrantors an amount equal to the lesser of (i) the amount recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery and (ii) the amount previously paid by the Warrantors to the Buyer.

11   CONDUCT OF CLAIMS

11.1 THIRD PARTY CLAIMS

     If a member of the Buyer's Group becomes aware of any claim or putative claim against any Group Company or Buyer's Group by any third party (a "Third Party Claim") which does or is reasonably likely to give rise to a Claim, or an entitlement of any Group Company to recover (whether by payment, discount, credit, relief or otherwise) from a third party (a "Third Party Entitlement") which relates to the subject matter of any
     Claim:

     (a) to the extent not notified under paragraph 3.1 the Buyer shall as soon as reasonably practicable give written notice of the Third Party Claim or Third Party Entitlement to the Sellers' Representatives and shall consult with them in respect of the Third Party Claim or Third Party Entitlement;

     (b) the Buyer shall, and shall procure that each member of the Buyer's Group shall, ensure the following if and to the extent that it considers that by doing so it will not materially prejudice either the business and/or prospects of any member of the Group and/or any rights it may have against the Warrantors in respect of that Claim:

          (i) not make any admission of liability, compromise or settlement of any Claim without the written consent of the Seller's Representatives;

          (ii) at the written request of the Sellers' Representatives and at the cost of the Warrantors take such action or (at the Sellers' Representatives' option) permit the Sellers' Representatives to take such action as the Sellers' Representatives consider appropriate to avoid, dispute, resist, appeal, defend, compromise or settle the Third Party Claim or Third Party Entitlement (including, without limitation, make any counterclaims or other claims against third parties) and any related adjudication or proceedings, and to conduct matters relating thereto including negotiations or appeals, subject to the Buyer and/or the relevant member of the Buyer's Group being indemnified for all costs and expenses;

          (iii) provide to the Sellers' Representatives and their advisers reasonable access during normal working hours to premises and personnel and to relevant assets, documents and records within each member of the Buyer's Group's power or control for the purposes of investigating the matter or entitlement which allegedly gives rise to the Third Party Claim or Third Party Entitlement and/or defending the Third Party Claim or Third Party Entitlement subject to any duties of confidentiality owed to third parties; and

          (iv) permit the Sellers' Representatives (at the Warrantors' cost) to examine and take copies of the documents or records, and photograph the premises or assets, referred to in paragraph 11.1(b)(iii) above subject to any duties of confidentiality owed to third parties; and

          (v) from the date when it first becomes aware of a Third Party Claim or Third Party Entitlement, the Buyer shall use all reasonable endeavours to preserve, and shall ensure that each member of the Buyer's Group shall use all reasonable endeavours to preserve all documents, records, correspondence, accounts, electronically stored data and other information whatsoever relevant to a matter to the extent it believes that the same may give rise to a Third Party Claim or Third Party Entitlement.

12   ALLOWANCE, PROVISION OR RESERVE IN THE COMPLETION ACCOUNTS

12.1 No matter shall be subject to a Claim to the extent (and only up to the extent) that:

     (a) allowance, provision or reserve in respect of such matter shall have been made in the Completion Accounts; or

     (b) such matter has been included in calculating creditors or deducted in calculating debtors in the Completion Accounts.

12.2 No amount shall be included in the Completion Accounts that arises directly or indirectly in respect of the termination of the US401K Plan.

13   NO DOUBLE RECOVERY

13.1 The Buyer's Group shall not be entitled to recover from the Warrantors more than once for the same loss suffered.

13.2 None of the Sellers shall be liable under this Agreement to the extent that the liability arises or is extended or increased by virtue of the Buyer Parent performing obligations of the Buyer under this Agreement.

13.3 None of the Sellers shall be liable for a breach of Warranty in respect of the inaccuracy of the register of members and the list of Option Holders provided at the date of this Agreement (other than any such inaccuracy relating to any of the Sellers) to the extent that such inaccuracies are corrected and identified in the list to be delivered on Completion pursuant to paragraph 1.1(r) of Part 1 of Schedule 3.]

14   INTELLECTUAL PROPERTY RIGHTS

14.1 Save pursuant to the Warranties contained in paragraph 17 of Part 2 of
     Schedule 5 or the Excluded Warranties, no Claim may be made to the extent that the Claim relates to or is in connection with any matter concerning Intellectual Property Rights.

14.2 For the purpose of clause 14.1, the Excluded Warranties shall be the Warranties contained in paragraph(s) 4.1, 4.2, 9.2, 10, 12 and 15.1 of Part 2 of Schedule 5.(1)

15   NO RESCISSION

     Save for rights of termination expressly provided in this Agreement, each of the parties irrevocably and unconditionally waives any right it may have to rescind this Agreement.

16   TRANSFERABILITY OF RIGHTS

     Subject to clause 17.2, this Agreement shall be actionable only by the Buyer and its permitted assignees under clause 17.2 and no other party shall be entitled to make any Claim against the Warrantors.

17   TAX CLAIMS

17.1 Paragraphs 7, 8, 9, 10, 11 and 12 of this Schedule shall not apply to any Tax Claims.

17.2 Paragraph 6.2 to 6.4 and 6.6 of this Schedule shall not apply to any Tax Claims made pursuant to paragraph 1.1.9 of Part 2 of Schedule 8.

17.3 Paragraphs 6.2 to 6.6 of this Schedule shall not apply to any Tax Claims made pursuant to paragraphs 1.1.6, 1.1.7 or 1.1.8 of Part 2 of Schedule 8 to the extent that the Tax Claim relates to Sellers' Shares or Options. However, the Warrantors shall not be liable in relation to any Tax Claim made pursuant to paragraphs 1.1.6, 1.1.7 or 1.1.8 of Part 2 of Schedule 8 unless the total of such Tax Claims exceeds $150,000 in which case the Buyer may recover all of this amount (and not just the excess) from the Warrantors.

17.4 Paragraphs 6.2 to 6.6 of this Schedule shall not apply to a Tax Claim made pursuant to clause 8.11. However, the Warrantors shall not be liable in relation to any Tax Claim made pursuant to clause 8.11 unless such claim exceeds $150,000 in which case the Buyer may recover all of this amount (and not just the excess) from the Warrantors.

17.5 The Warrantors shall have no liability for any Claim which arises in consequence of the exercise of any Rollover Options, the sale of any shares acquired pursuant to the exercise of such Rollover Options and/or the sale of any Restricted Stock.

18   T-SOFT

     Where the subject matter of a Claim would entitle the Buyer to make recovery in respect of such matter pursuant to the agreements in respect of the acquisition of T Soft by the Company, then the Buyer shall seek recovery of such Claim, so far as it is able and while and to the extent only that it reasonably believes that it is commercially appropriate for it to do so, from the relevant counterparty to such agreements in priority to bringing a claim against the Warrantors, provided that the Buyer has the right under paragraph 3 of this Schedule 6 to give notice of that Claim to the Warrantors in which case the time periods in paragraph 3 of this
     Schedule 6 shall be suspended whilst the Buyer seeks recovery from the relevant counterparty.

----------
(1)  Ace IP team to confirm list.

                                   SCHEDULE 7

                              PART 1: ESCROW FUNDS

1    DEFINITIONS AND INTERPRETATION

1.1 In this Schedule, except where a different interpretation is necessary in the context, the words and expressions set out below shall have the following meanings:

"Bank"                         To be agreed between the Buyer and the Sellers'
                               Representatives

"Claim" a claim for breach of any of the Warranties or any of the warranties contained in Part 1 of
                               Schedule 5 or claim under the Tax Covenant, or any claim for breach of the covenants under the LPMPA given by each of the Sellers under clause 3 or any claim for payment under clause 8.9 or
                               12.10 and irrespective of the currency in which it is made

"Claim Notice"                 a notice asserting a Claim in the form set out in
                               Appendix A to this Agreement

"Escrow Account"               a United States dollar interest-bearing account
                               opened at the Bank in the name of the Escrow
                               Agents or any account replacing that bank account
                               pursuant to the terms of the Escrow Instruction
                               Letter

"Escrow Agents"                Olswang of 90 High Holborn London WC1V 6XX and SJ
                               Berwin LLP of 10 Queen Street Place London EC4R
                               1BE, or in either case any replacement for that
                               firm from time to time appointed pursuant to the
                               terms of the Escrow Instruction Letter

"Escrow Amount"                US$38,500,000

"Escrow Claim"                 a Claim which is the subject of a Claim Notice

"Escrow Funds"                 at any time, the aggregate sum at that time
                               standing to the credit of the Escrow Account,
                               including all interest on that sum, but excluding
                               (i) any amounts which are permitted to be
                               deducted from that sum representing bank charges
                               in accordance with the Escrow Instruction Letter
                               and (ii) the aggregate amount in respect of which
                               Joint Transfer Instructions have been given
                               before that time pursuant to this Schedule to the
                               extent still standing to the credit of the Escrow
                               Account

"Escrow Instruction Letter"    the letter from the Buyer and the Sellers'
                               Representatives to the Escrow Agents in the
                               agreed form in relation to the operation of the
                               Escrow Account

"Exchange Rate"                with respect to a particular currency on a
                               particular date, the closing mid-point rate for
                               conversion of that currency into United States
                               dollars on that date or, if that date is not a
                               Business Day, the first Business Day after that
                               date, as set out in the London edition of the
                               Financial Times first published after that date
                               or first Business Day (as the case

                               may be)

"Joint Transfer Instruction"   a joint transfer instruction complying with the
                               requirements of the Escrow Instruction Letter

"Release Date"                 the first anniversary of the Completion Date or,
                               if such date is not a Business Day, the next
                               following Business Day

"Relevant Defendants"          in respect of any Claim, any of the Sellers
                               against whom that Claim is made

"Settled"                      in respect of any Claim including (without
                               limitation) any Escrow Claim, means:

                                    (i)  agreed in writing by the Relevant
                                         Defendants and the Buyer to be
                                         discontinued; or

                                    (ii) settled by written agreement between
                                         the Relevant Defendants and the Buyer,
                                         or the subject of an acknowledgement by
                                         the Relevant Defendants that they
                                         accept liability in respect of that
                                         Claim (including an acknowledgement of
                                         the quantum of the liability that they
                                         accept); or

                                    (iii) settled by the Buyer filing a notice
                                         of acceptance of a payment into court
                                         made by the Relevant Defendants under
                                         Part 36 of the Civil Procedure Rules
                                         1998 or by the Relevant Defendants
                                         filing a notice of acceptance of an
                                         offer made by the Buyer under Part 36
                                         of the Civil Procedure Rules 1998; or

                                    (iv) the subject of a judgment or order made
                                         by a court of competent jurisdiction
                                         (or, if a judgment or order is made by
                                         such a court for damages to be
                                         assessed, the subject of an assessment
                                         of those damages); or

                                    (v)  the subject of an order for costs being
                                         made or an interim or final costs
                                         certificate being issued by a court of
                                         competent jurisdiction in respect of
                                         that Claim; or

                                    (vi) the subject of an award of an
                                         arbitration tribunal, including an
                                         award for costs, but excluding a draft
                                         award; or

                                    (vii) (in the context of an Escrow Claim
                                         which is a claim for payment under
                                         clause 12.10) the Buyer being entitled
                                         to and requesting payment under that
                                         clause,

                               and "SETTLEMENT" shall be construed accordingly.

1.2 For the purposes of this Schedule an Escrow Claim may be Settled more than once.

1.3 References in this Schedule to the amount of any Escrow Claim are to its amount as stated in the Claim Notice asserting that Escrow Claim, whether or not that amount is disputed by the Relevant

     Defendants, provided that in the event that the amount so stated in the Claim Notice is denominated in a currency other than United States dollars it shall be regarded for the purposes of this Schedule as having been converted into United States dollars at the Exchange Rate.

1.4 References in this Schedule to a judgment, order, assessment or award are to a judgment, order, assessment or award in respect of which either no right of appeal lies or the time allowed for appeals has elapsed, ignoring any extensions of time which any court of competent jurisdiction or arbitration tribunal may be empowered to grant.

1.5 Without prejudice to the provisions of Schedule 6, nothing in this Schedule shall limit the amount of any Claim.

1.6 The terms of operation of the Completion Escrow Account shall follow the terms of Part 1 of this Schedule 7 or in such other manner as is agreed between the Buyer and the Sellers' Representatives.

2    CLAIMS ON THE ESCROW ACCOUNT

2.1 If the Buyer makes a Claim in accordance with paragraph 3.1 of Schedule 6 before 5.30 pm on the Release Date, it shall as soon as reasonably practicable thereafter give a Claim Notice to the Warrantors (with a copy to the Sellers' Representatives) and to each of the Escrow Agents. Each Claim Notice shall be duly completed, dated with the date on which it is given and executed by the Buyer. No Claim Notice may be given by the Buyer in respect of any Claim made after 5.30pm on the Release Date or in respect of any De Minimis Claim as defined in paragraph 6.4 of Schedule 6.

2.2 The Buyer shall deliver to the Sellers' Representatives, together with the Claim Notice, an opinion from counsel confirming that the Claim in question has a reasonable chance of success or, in the case of a Tax Claim, a Tax Demand (as defined in Schedule 8).

3    RELEASE OF MONEY

3.1 The Sellers' Representatives and the Buyer shall promptly and jointly give a Joint Transfer Instruction to the Escrow Agent whenever an Escrow Claim is Settled, whether that Escrow Claim is Settled before or after the Release Date, instructing the Escrow Agents promptly to authorise the Bank to make the payment specified in that Joint Transfer Instruction. The amount to be inserted in the Joint Transfer Instruction by the Buyer and the Sellers' Representatives as the amount to be transferred pursuant to the Joint Transfer Instruction shall be the amount payable in accordance with the terms of the Settlement in question including any costs and interest that are payable as part of or by way of the Settlement.

3.2 If the Buyer serves no Claim Notices before 5.30 p.m. on the Release Date, or if the Buyer serves one or more Claim Notices before that time and, at that time, all Escrow Claims so made are Settled (and all payments which are required to be made to the Buyer in respect of any such Settlement from the Escrow Account have been made), then on or before the date falling 5 Business Days after the Release Date, the Buyer and the Sellers' Representatives shall serve a Joint Instruction Notice on the Escrow Agents instructing the Escrow Agents promptly to authorise the Bank to pay:

     (a) after first deducting a sum equal to any amount paid under or pursuant to the indemnities given by the Executives and/or the Management Shareholders (as appropriate) in clauses 8.8, 8.9, 8.11 and 8.12 of this Agreement (the "Indemnity Amount" which has not already been deducted pursuant to clause 12), the entire remaining Escrow Funds to the Sellers' Solicitors' Client Account on behalf of the Sellers collectively; and

     (b) the Indemnity Amount to the Seller's Solicitors Client Account on behalf of the Executives

3.3 If the Buyer serves one or more Claim Notices before 5.30 p.m. on the Release Date and, at that time, either (a) any Escrow Claim remains outstanding and is not Settled or (b) any Escrow Claim has been Settled and any payment required to be made to the Buyer pursuant to the Settlement has not been made, within 5 Business Days thereafter, the Buyer and the Sellers' Representatives shall serve a Joint Instruction Notice on the Escrow Agents instructing the Escrow Agents promptly to authorise the Bank to pay:

3.4 the entire Escrow Funds (if any) to the Sellers' Solicitors' Client Account on behalf of the Sellers less:

     (a) the aggregate amount of all Escrow Claims which are not Settled at that time; and

     (b) the aggregate amount of all sums payable at the time to the Buyer with respect to Escrow Claims that are Settled and have not been so paid,

     in each case together with all interest accrued from the Completion Date on that amount.

3.5 If at 5.30pm on the Release Date any Escrow Claim is not Settled, then promptly after the last such Escrow Claim has been Settled and payment is made to the Buyer in accordance with this Schedule in respect of that Escrow Claim, the Buyer and the Sellers' Representatives shall serve a Joint Instruction Notice on the Escrow Agents instructing the Escrow Agents promptly to authorise the Bank to pay the entire Escrow Funds (if any) to the Sellers' Solicitors' Client Account on behalf of the Sellers collectively.

3.6 Once given, any Joint Transfer Instruction shall be irrevocable (and the payment amount shall be conclusive) except with the written consent of the Sellers' Representatives and the Buyer.

4    GENERAL

4.1 For the purposes of this Schedule, any notice or determination given by the Bank of the amount of interest paid on any sum in the Escrow Account shall be conclusive and final and binding on the parties for all purposes.

4.2 Claim Notices shall be given in accordance with clause 25 of this Agreement.

4.3 Sums payable to the Buyer from the Escrow Account shall be paid to any bank account of which the Buyer shall have from time to time given details to the Escrow Agents and the Sellers' Representatives.

                       PART 2: COMPLETION ESCROW ACCOUNT

                                   SCHEDULE 8

                                       TAX

                   PART 1: TAX DEFINITIONS AND INTERPRETATION

1    TAX DEFINITIONS

     In this schedule the following words and expressions shall have the following meanings unless the context requires otherwise:

"Event" any act, omission, arrangement, transaction or other event whatsoever (including, without limitation, the entering into this Agreement, Completion, the Company ceasing or having ceased to be a member of any group or associated with any other person for any Tax purpose, any change in the residence of any person, the winding-up or dissolution of any person, the death of any individual, the provision of services to the Company by any person (including the employment of any person by the Company or any person holding an office of the Company) and the provision of services or the supply of goods by the Company to any person);

"ITEPA"               the Income Tax (Earnings and Pensions) Act 2003;

"ITTOIA"              the Income Tax (Trading and Other Income) Act 2005;

"PAYE" means the assessment, charge, collection and recovery of income tax in respect of PAYE income pursuant to ITEPA
                      (and previously by ICTA) and the PAYE regulations made thereunder;

"Relief" any loss, relief, exemption, allowance, deduction, credit or set-off in respect of Tax or relevant to the computation of Tax, or the computation of income, profits or gains for Tax purposes, and any right to repayment of Tax and:

                      (a) any reference to the "use or set-off" of a Relief shall be construed accordingly;

                      (b) any reference to the "loss" of a Relief includes the absence, non-existence, reduction or cancellation of any such Relief or such Relief being wholly or partly unavailable; and

                      (c) any reference to a "right to repayment of Tax" includes any right to repayment supplement or interest or other similar payment in respect of Tax,

                      and cognate expressions shall be construed accordingly;

"SSCBA"               the Social Security Contributions and Benefits Act 1992;

"Tax" or "Taxation"   all forms of taxation, duties, rates, levies,
                      withholdings, deductions, liabilities to account, charges
                      and imposts imposed in the United Kingdom or elsewhere in
                      the world including but not limited to:

                      (a) amounts that are required to be withheld from payments and accounted for in respect of tax;

                      (b) national insurance contributions and social security payments;

                      (c)  amounts in respect of VAT;

                      (d) stamp duty, stamp duty reserve tax and stamp duty land tax;

                      (e) all penalties, surcharges, fines and interest relating to any of the above or to the making of, or the failure to make, any return or payment or the making of any incomplete or incorrect return or insufficient payment in respect of any of the above;
                           and

                      (f) any payment to a Tax Authority by way of settlement or compromise of or in respect of any Tax Demand or Tax Liability of the Company in respect of any of the above;

"Tax Authority"       (a)  HM Revenue & Customs and any other authority, body or official (whether in the United Kingdom or elsewhere)
                           competent at any time to assess, demand, impose,
                           administer or collect Tax or make any decision or
                           ruling on any matter relating to Tax;

"Tax Demand"          includes any notice, demand, assessment, letter or other
                      document issued or other action taken by or on behalf of
                      any person including a Tax Authority (or any return or
                      other document prepared or to be prepared by or on behalf
                      of the Company) indicating

                      that:

                      (a) the Company or the Buyer has or may have a liability to make a payment of or in respect of Tax; or

                      (b) any Relief is, may be or has been (in whole or in part) lost, set-off or used; or

                      (c) any of the assets of the Company or the Shares are subject to any charge or any power to raise an amount of inheritance tax by sale or mortgage of, or a terminable charge on, these assets or any part of them resulting from or in consequence of any liability to inheritance tax, and in respect of which a Tax Claim may be made; and

"Tax Liability"       the meaning ascribed to it in paragraph 2.1 of this part
                      1.

2    TAX INTERPRETATION

2.1  In this Schedule reference to a "Tax Liability" includes:

     2.1.1 a liability of the Company to make any actual payment or increased payment of or in respect of Tax (whether or not such liability is a primary liability and whether or not the person so liable has or may have any right of indemnity or reimbursement (statutory or otherwise) against any other person);

     2.1.2 the loss, use or set off of any Relief which has been taken into account in computing, or in obviating the need for, any provision for deferred tax in the Completion Accounts or which is reflected or shown as an asset in the Completion Accounts;

     2.1.3 the use or set off of any Relief which arises in respect of an Event occurring or period ending after Completion where the use or set off of that Relief has the effect of reducing or eliminating any Tax Liability of the Company which would otherwise have given rise to a Tax Claim for which the Warrantors would have been liable;

     2.1.4 any liability of the Company to make a payment for group relief or for the surrender of advance corporation tax or for a transferred tax refund or any refund of a payment for group relief or for the surrender of advance corporation tax or for a transferred tax refund;

     2.1.5 any liability of the Company to make a payment or repayment in respect of VAT to a member of a group (as described in section 43
          VATA) of which the Company was a member prior to Completion;

     2.1.6 any liability of the Company to make a payment or repayment in respect of corporation tax to a member of a group of companies in circumstances where arrangements exist with a Tax Authority pursuant to section 36 Finance Act 1998 (or non-UK equivalent) whereby one member of that group may discharge the liability of other members of that group to pay corporation tax; and

     2.1.7 the enforcement or exercise of any mortgage or charge or power of sale over any of the Shares or over any assets of the Company in connection with the payment of any amount of inheritance tax,

     PROVIDED THAT:

     2.1.8 in any case falling within paragraphs 2.1.2 or 2.1.3, where the Relief lost, used or set off would have operated as a deduction from gross income, profits or gains, the Tax Liability shall be treated as being equal to the amount of the Relief multiplied by the rate of corporation tax payable by the Group Company having the Relief in force at the date of Completion (where the Relief has been lost) or at the date when the Relief is used or set off;

     2.1.9 in any other case falling within paragraphs 2.1.2 or 2.1.3, the Tax Liability shall be treated as being equal to the amount of the Relief lost, used or set off;

     2.1.10 in any case falling within paragraph 2.1.4., 2.1.5 or 2.1.6, the Tax Liability shall be treated as being equal to the amount of the payment required to be paid or repaid; and

     2.1.11 in any case falling within paragraph 2.1.7, the Tax Liability shall be treated as being equal to the amount of inheritance tax which is or is liable to be paid out of the proceeds of enforcement or exercise of the mortgage, charge or power of sale together with the amount of any reasonable costs or expenses incurred in connection with such enforcement or exercise which are liable to be paid out of those proceeds.

2.2  In interpreting and applying this Schedule:

     2.2.1 references to a part are references to one of parts 1 to 3 of this Schedule;

     2.2.2 references in this Schedule to the Company are to the Company and also (unless the context requires otherwise) to each other Group Company;

     2.2.3 any reference to any Event occurring or to anything being the case includes any Event which is deemed to occur and anything which is deemed to be the case for Tax purposes;

     2.2.4 any reference to an Event occurring on or before Completion includes a series or combination of Events one or more of which occur on or occurred before Completion provided that any such Event which occurs or occurred on or before Completion was outside the ordinary course of business of the relevant Group Company as carried on at the date of this Agreement and any such Event after Completion occurs either in the ordinary course of the Company's business as carried on at Completion, pursuant to a legal obligation entered into before Completion or as a consequence of any action taken by, on behalf of or at the direction of one or more of the Sellers;

     2.2.5 any reference to income, profits or gains earned, accrued or received or having arisen includes income, profits or gains deemed to be or treated as being earned, accrued or received or as having arisen for any Tax purposes;

     2.2.6 any reference to any form of Tax or Relief which exists in the United Kingdom includes a reference to any equivalent or substantially equivalent Tax or Relief in any other relevant country or Tax jurisdiction (whether or not a reference is specifically made to a non-UK Tax or Relief in any particular paragraph);

     2.2.7 any reference to an Event occurring "in the ordinary course of the Company's business" in this Schedule shall not include:

          2.2.7.1 any transaction or arrangement or series of transactions or arrangements which relate to or involve the acquisition or disposal of an asset or the supply or receipt of services (including the lending of money, or the hiring or licensing of tangible or intangible property) which is not entered into on arm's length terms;

          2.2.7.2 any transaction or arrangement or series of transactions or arrangements which result in consideration received or paid or deemed to be received or paid being Taxed as capital rather than income;

          2.2.7.3 any transaction or arrangement or series of transactions or arrangements which relate to or involve any company becoming or ceasing to be treated as a member of a group of companies or as becoming or ceasing to be associated or connected with any other person for Tax purposes;

          2.2.7.4 anything which involves, or leads directly or indirectly to, the receipt by a Company of any Tax Demand in respect of any Tax Liability of, or properly attributable to, another person (other than another Company);

          2.2.7.5 anything which relates to or involves the making of a distribution for Tax purposes, the creation, cancellation or reorganisation of share or loan capital, the creation, cancellation or repayment of any intra-group debt; or

          2.2.7.6 any transaction or arrangement or series of transactions or arrangements which include any step or steps having no commercial or business purpose other than the reduction, avoidance or deferral of a Tax Liability;

          2.2.7.7 any Group Company becoming or ceasing to become resident in any jurisdiction for Tax purposes.

     2.2.8 any reference to the last date on which a payment of Tax can be made or to the last date on which the Company is liable to make an actual payment of Tax (and cognate expressions) shall be interpreted as meaning the last date on which a payment in respect of Tax can be made to the appropriate Tax Authority without incurring a liability (contingent or otherwise) to interest or a charge or penalty in respect of late payment of such Tax; and

     2.2.9 any reference to a period of time for appeal shall exclude any extension of time which may be granted by special arrangement (being an arrangement not based on a strict and detailed application of the relevant legislation) or only at the discretion of a Tax Authority, tribunal, court, appellate body or other competent authority.

                              PART 2: TAX COVENANT

1    COVENANTS TO PAY

1.1 Subject as provided in this Schedule, the Warrantors covenant severally with the Buyer to pay to the Buyer an amount equal to any Tax Liability of the Company arising directly or indirectly in consequence of any of the following:

     1.1.1 any Event which occurred on or before Completion;

     1.1.2 any income, profits or gains earned, accrued, received or which arose on or before Completion;

     1.1.3 the Company being or becoming liable in consequence of the failure by any other company:

          1.1.3.1 which has at any time (whether before or after Completion) been a member of a group (as defined for any relevant Tax purposes) of which the Company has at any time prior to Completion been a member; or

          1.1.3.2 which is or has at any time (whether before or after Completion) been under the collective control of the Sellers or any person or persons that directly or indirectly controlled the Company prior to Completion; or

          1.1.3.3 with which the Company has otherwise been connected or associated at any time prior to Completion,

          to discharge Tax;

     1.1.4 the Company being or becoming liable in consequence of the failure by any person (in relation to any inheritance tax liability, whether such liability arises before or after Completion, which directly or indirectly relates to a transfer of value occurring on or prior to Completion) to discharge Tax;

     1.1.5 the Company being or becoming liable to make a payment of Tax in consequence of any person other than the Company, the Buyer or any person who controls, or is controlled by, the Buyer ("control" having the meaning ascribed to it in section 840 ICTA) making a payment after Completion (otherwise than where directed to do so by, or with the express written agreement of, the Buyer or the Company) to any person to the extent that, and in circumstances where, such payment can reasonably be taken to constitute remuneration for acts undertaken for, or service rendered to, the Company by any current or former officer or employee of the Company during any period ending on or prior to Completion;

     1.1.6 the grant, exercise, assignment, release, assumption, vesting, rollover or cancellation or any similar act or event effecting, before, on or after Completion of a right to acquire shares, where that right was obtained prior to Completion, save to the extent that such Tax Liability has already been withheld or deducted from payments made to any relevant individual (where and to the extent that there was an entitlement as against the relevant individual so to withhold or deduct);

     1.1.7 the operation of any section contained within Chapters 2 to 4 (inclusive) of Part 7 of ITEPA (or non-UK equivalent) or otherwise the creation, amendment, release or waiver of any restriction on the right to acquire, transfer or dispose of securities or the entitlement to convert securities to those of a different type before, on or after Completion in respect of securities or an interest in securities which were acquired prior to Completion, save to the extent that such Tax Liability has already been withheld or deducted from payments made to any relevant individual (where and to the extent that there was an entitlement as against the relevant individual so to withhold or deduct);

     1.1.8 the failure of any relevant person to make good amounts in respect of income Tax arising before, on or after Completion in the circumstances described in any of paragraphs 1.1.6, 1.1.7 or 1.2.1 of this part pursuant to the provisions of section 222 ITEPA or the combination of regulation 22 of the Social Security (Contributions) Regulations (2001/1004) and the SSCBA (or non-UK equivalent); or

     1.1.9 any Tax Liability of a Group Company arising as a consequence of:

          (a) any amounts surrendered or purported to be surrendered as group relief by Cramer Systems Incorporated being disallowed or otherwise unavailable for surrender; or

          (b) pursuant to section 185 of the Taxation of Chargeable Gains Act 1992 or sections 130 to 132 of the Finance Act 1988 by reason of any Group Company ceasing to be treated as resident in the UK for Tax purposes during any of the 2003, 2004, 2005 or 2006 calendar years.

1.2 Subject as provided in this Schedule, the Warrantors covenant severally with the Buyer to pay to the Buyer an amount equal to:

     1.2.1 any Tax Liability of the Company or the Buyer arising directly or indirectly in consequence of any of the consideration for the sale of the Shares being subject to income tax (collected via PAYE) or any equivalent non-UK Tax (collected by a relevant payroll deduction or withholding mechanism) or national insurance contributions or any social security Taxes payable in any jurisdiction, save to the extent that such Tax Liability has already been withheld or deducted from payments made to any relevant individual (where and to the extent that there was an entitlement as against the relevant individual so to withhold or deduct);

     1.2.2 any stamp duty, stamp duty reserve tax or stamp duty land tax (or, in each case, any non-UK equivalent) paid by the Company after Completion in respect of any agreement, document or conveyance executed or entered into on or before Completion (other than any document executed in connection with the Agreement) where it is paid to establish the Company's title to any asset owned by the Company on or before Completion or to enable the Buyer or the Company to produce the relevant document in evidence in any civil proceedings before any court or tribunal in the United Kingdom.

     1.2.3 any Tax Liability of the Company arising directly or indirectly pursuant to or in relation to any of sections 83, 162, 280G or 409A of the US Internal Revenue Code in relation to any Event which occurred on or before Completion or the exercise, assignment, release, assumption, vesting, roll over, sale or any similar act or event affecting, after Completion, any Options or Y Shares.

1.3 Subject as provided in this Schedule, the Warrantors covenant severally with the Buyer to pay to the Buyer an amount equal to:

     (a) any Tax Liability of the Company or the Buyer (where such Tax Liability relates to an amount of inheritance tax); or

     (b) any depletion in or reduction in value of the assets or increase in the liabilities of the Company or the Buyer,

     arising as a result of any charge on any of the Shares or on any of the assets of the Company relating to unpaid inheritance tax or any power to raise an amount of inheritance tax by sale or mortgage of, or terminable charge on, any of the Shares or any of the assets of the Company (or any part of them):

     (c)  where such charge or power exists at Completion; or

     (d) where the liability in respect of inheritance tax is payable as a result of:

          (i) the failure of any person to pay an amount in respect of inheritance tax; or

          (ii) the death of any person within seven years after a transfer of value (or a deemed transfer of value);

     PROVIDED THAT the transfer of value (or deemed transfer of value) to which the inheritance tax liability relates occurred on or prior to Completion.

1.4 Subject as provided in this Schedule, the Warrantors covenant severally with the Buyer to pay to the Buyer an amount equal to all costs and expenses reasonably and properly incurred or payable by the Buyer or the Company in connection with or in consequence of any successful Tax Claim.

2    GENERAL

2.1 In determining for the purposes of paragraph 1 of this part whether a charge on or power to sell, mortgage or charge any of the Shares or assets of the Company exists at any time and in determining the amount of the Tax Liability arising, the fact that any inheritance tax is not yet payable or may be paid by instalments shall be disregarded and such inheritance tax shall be treated as becoming due and a charge or power to sell, mortgage or charge as arising on the date of the transfer of value or other date or event on or in respect of which it becomes payable or arises.

2.2 The provisions of section 213 IHTA shall not apply to any payments falling to be made pursuant to a Tax Claim.

2.3 Any payment made by the Warrantors to the Buyer pursuant to this Schedule shall, so far as possible, be a reduction in or refund of the consideration payable or paid by the Buyer to the Warrantors pursuant to this Agreement to the extent permissible by law.

2.4 In respect of any accounting period of the Company which is current at Completion, it shall be assumed for the purposes of this Agreement that the Completion Date is the last day of that accounting period and the amount of any provision for Tax or any Relief relating to such period shall be calculated accordingly for the purposes of determining any liability of the Warrantors under this Agreement.

      PART 3: MISCELLANEOUS, INCLUDING EXCLUSIONS AND LIMITATIONS, CONDUCT
                             OF CLAIMS AND PAYMENTS

1    CORRESPONDING BENEFIT

1.1  Where:

     1.1.1 a Tax Liability of the Company has been discharged and has resulted in a Relief for the Company which would not otherwise have arisen (a "Relevant Relief"); and

     1.1.2 the Warrantors have made a payment to the Buyer in respect of such Tax Liability under either the Tax Covenant or the Tax Warranties,

     upon the Company utilising the Relevant Relief, an amount equivalent to the lesser of:

     1.1.3 the amount of Tax which the Company would have been liable to pay but for the utilisation of the Relevant Relief (less an amount equal to any costs and expenses reasonably incurred by the Buyer or the Company in obtaining the Relevant Relief); and

     1.1.4 the amount paid by the Warrantors in respect of the Tax Liability giving rise to the Relevant Relief save to the extent that such amount constitutes a reimbursement of the costs and/or expenses reasonably and properly incurred by the Buyer or the Company in obtaining the payment from the Warrantors; and

     shall firstly be set off against any payment then due from the Warrantors pursuant to the Warranties or the Tax Covenant and secondly, to the extent that there is an excess, be refunded to the Warrantors.

1.2 For the purposes of paragraph 1.1, the Company shall not be regarded as utilising a Relevant Relief until the last date upon which both:

     1.2.1 the Company would have been obliged to make an actual payment of Tax (which it would otherwise have had to have paid but for the Relevant Relief) or, in the case of a Relevant Relief consisting of a right to repayment of Tax, the date on which the Company receives cleared funds in respect of such repayment; and

     1.2.2 no Tax Authority is able to argue that the Relevant Relief in question was not in fact available to be used.

1.3 Nothing in this paragraph 1 shall oblige the Company to utilise a Relevant Relief in priority to any other Relief then available to it or to maximise the amount of any Relevant Relief and the Company shall for the purposes of this paragraph be deemed to use all other Reliefs then available to it, as permitted by law, as though the Relevant Relief did not exist, in priority to the Relevant Relief in determining when the Relevant Relief is utilised but, subject to the above, the Company shall use its reasonable endeavours to utilise and maximise the Relevant Relief.

1.4 A payment pursuant to this paragraph 1 shall be made three Business Days before the date on which the Company would have been liable to make the payment of Tax but for the Relevant Relief.

1.5 The Warrantors shall be entitled to require, and the Buyer shall procure, that the Company's auditors shall (at the Warrantors' cost) certify the amount of any payment due under this paragraph 1.

1.6 If and to the extent that a Group Company obtains and utilises corporation tax relief pursuant to Part 3 of Schedule 23 of the Finance Act 2003 in consequence of the exercise of any Option (a "Buffer Relief"), than an amount equal to the corporation tax saved as a result of the utilisation of a Buffer Relief, less an amount equal to any costs and expenses reasonably incurred by the Buyer or the Group Company in obtaining and utilising the Buffer Relief, shall be set off against any payment due from the Warrantors in respect of a Tax Claim made in the accounting period in which the Buffer Relief is utilised and for these purposes a Buffer Relief shall be utilised by the relevant Group Company in priority to any other relief available to it or any other member of the Buyer's group (including any other Group Company).

2.   THIRD PARTY RECOVERY

2.1 If the Warrantors have paid an amount to the Buyer in respect of a Tax Liability (pursuant either to the Tax Covenant or the Tax Warranties) and the Company or the Buyer has received a payment or obtained a reimbursement, refund, credit or set-off from any person (other than the Buyer, the Company or any officer or employee of the Company) in respect of the Tax Liability or has (whether by operation of law, contract or otherwise) a right of reimbursement or refund against any other person or persons (other than the Buyer or the Company) in respect of the Tax Liability, the Buyer shall:

     2.1.1 notify the Warrantors as soon as reasonably practicable; and

     2.1.2 in the case of a right of reimbursement or refund, if so requested in writing by the Warrantors and if the Warrantors indemnify and secure the Buyer, to the Buyer's reasonable satisfaction, against all reasonable and proper costs and expenses and any Tax Liability or additional Tax Liability of the Buyer or the Company arising (or which may arise) as a result of any action taken pursuant to this paragraph, procure that the Company shall take reasonable steps to enforce the right, keeping the Warrantors reasonably informed of any progress.

2.2 Where the Buyer or the Company receives an amount from a third party pursuant to paragraph 2.1, an amount equal to the lesser of:

     2.2.1 the amount paid by the Warrantors under this Schedule in respect of the Tax Liability in question save to the extent that such amount constitutes a reimbursement of the costs and/or expenses reasonably and properly incurred by the Buyer or the Company in obtaining such amount from the Warrantors; and

     2.2.2 the amount received by the Buyer or the Company from any third party pursuant to this paragraph less:

          2.2.2.1 any costs and/or expenses reasonably and properly incurred by the Buyer or Company in obtaining such amount from such third party; and

          2.2.2.2 any Tax which the Company or the Buyer reasonably anticipates will be payable in respect of such receipt (or any Tax which it is reasonably anticipated would have been payable in respect thereof but for the availability of a Relief of the type described in paragraph 2.1.2 or 2.1.3 of part 1),

     shall firstly be set off against any payment then due from the Warrantors pursuant to the Warranties or the Tax Covenant and secondly, to the extent that there is an excess, be refunded to the Warrantors.

3.   GROSSING-UP OF PAYMENTS

3.1 Any amount payable by the Warrantors to the Buyer pursuant to a Tax Claim shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by any applicable law.

3.2 If any deduction or withholding is required by law to be made from any amount payable pursuant to a Claim, the Warrantors shall be obliged to pay to the Buyer such increased amount as will, after the deduction or withholding has been made, leave the Buyer with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

3.3 In the event that any amount paid to the Buyer pursuant to a Claim is or will be chargeable to Tax, the Warrantors shall be obliged to pay such increased amount as will, after payment of the Tax, leave the Buyer with the same amount that would otherwise have been payable if Tax had not been so chargeable and for these purposes an amount shall be regarded as chargeable to Tax in circumstances where it would have been so chargeable but for the use or set off of a Relief available to the Buyer PROVIDED that if at the time of payment (or any other relevant time) the Buyer is not resident in the United Kingdom the Warrantors shall be liable under this paragraph 3.3 for such amount as the Warrantors would have been liable for had the Buyer been resident in the United Kingdom.

4.   DUE DATE FOR PAYMENT

4.1 Where the Warrantors become liable to make any payment pursuant to a Tax Claim, the due date for the making of the payment shall be:

     4.1.1 where the payment relates to a liability of the Company to make an actual payment of Tax, the later of three Business Days prior to the last date on which that payment of Tax can be made and five Business Days after service of a notice on the Warrantors of their liability to make a payment;

     4.1.2 where the payment relates to the use or set off of a Relief, the later of three Business Days prior to the last date on which the Company would have been liable to make a payment of Tax but for such use or set off and five Business Days after service of notice on the Warrantors of their liability to make a payment by the Buyer;

     4.1.3 where the payment relates to the loss of a right to repayment of Tax, the later of the date on which that repayment would otherwise have become due and five Business Days after the service of notice on the Warrantors of their liability to make a payment;

     4.1.4 where the payment relates to the loss of a Relief (not being a right of repayment of Tax) the later of three Business Days before a payment of Tax is due from the Company which would not have been due had that Relief not been lost and five Business Days after service of notice on the Warrantors of their liability to make a payment; and

     4.1.5 in any other case, the date falling five Business Days after the date of service of a notice on the Warrantors of their liability to make a payment.

5.   CONDUCT OF TAX DEMANDS

5.1 If any Tax Demand is received by or comes to the notice of the Buyer or the Company the Buyer shall, as soon as reasonably practicable, give or procure to be given to the Warrantors written notice of the Tax Demand PROVIDED THAT the giving of such notice shall not be a condition precedent to the liability of the Warrantors under this Schedule in respect of the Tax Demand. If any Tax Demand is received by or comes to the notice of the Warrantors, the Warrantors shall, as soon as reasonably practicable, give the Buyer written notice of the Tax Demand.

5.2 If so requested in writing by the Warrantors, and if the Warrantors indemnify the Buyer, to the Buyer's reasonable satisfaction, against the relevant Tax Liability, any additional Tax Liability (including interest and penalties in respect of Tax) and all reasonable costs and expenses which the Buyer or the Company may incur as a result of any action taken pursuant to this paragraph, the Warrantors shall be entitled to request that the Buyer takes, or procures that the Company shall take, such action as the Warrantors may reasonably direct to dispute, resist, appeal or compromise the Tax Liability PROVIDED THAT:

     5.2.1 the Buyer or the Company shall not be required to delegate the conduct of such action to the Warrantors or any agent or professional adviser of the Warrantors;

     5.2.2 the Buyer shall not be required to make or procure the making of a formal appeal to any tribunal, court, appellate body or judicial authority unless the Warrantors, at their own expense and after disclosure of all relevant information and documents, obtain and deliver to the Buyer an opinion from appropriate counsel, who has been approved for the purpose by the Buyer (such approval not to be unreasonably withheld or delayed) and who has specialised in relevant Tax matters for a minimum of ten years, that the appeal will, on the balance of probabilities, be successful;

     5.2.3 the Buyer shall keep the Warrantors informed as to the progress and consequences of such action and shall consult with the Warrantors as to any material action to be taken and shall take into account their reasonable comments;

     5.2.4 the Buyer shall not be required to make any settlement or compromise of the relevant Tax Liability which in its reasonable opinion is likely to affect materially any future Tax Liability of the Company or of the Buyer; and

     5.2.5 no material communication pertaining to the Tax Demand shall be sent to the relevant Tax Authority without having first been made available to the Warrantors for comments (any such comments to be provided to the Buyer within a reasonable time) and all such comments of the Warrantors as are reasonable shall be incorporated or rejected in the relevant communication.

5.3 If the Warrantors make the request and provide the indemnity referred to in paragraph 5.2, the Buyer shall procure that the Company shall, on reasonable prior notice from the Warrantors in writing, provide the Warrantors with such information and assistance in connection with the affairs of the Company relevant to the Tax Liability which is in dispute as the Warrantors may reasonably request.

5.4 The Buyer or the Company shall, without reference to the Warrantors, be entitled to admit, compromise, settle, discharge or otherwise deal with a Tax Demand on such terms as it may, in its absolute discretion, think fit and without prejudice to any right or remedy under this Schedule or this
     Agreement:

     5.4.1 if the Warrantors have not made the request and provided the indemnity referred to in paragraph 5.2 by the earlier of the following dates:

          5.4.1.1 the date being ten Business Days after the date on which notice of the Tax Demand was given pursuant to paragraph 5.1 or notice of the Tax Demand came to the attention of the Warrantors; and

          5.4.1.2 the date being five Business Days prior to the last date on which an appeal may be made against the Tax Liability to which the Tax Demand relates PROVIDED THAT the Warrantors have had notice of the Tax Demand at least five Business Days prior to that date;

     5.4.2 if written notice is served on the Company or the Buyer by the Warrantors to the effect that they consider that the Tax Demand should no longer be resisted;

     5.4.3 if within the period of ten Business Days following the service of a written notice by the Buyer on the Warrantors requiring the Warrantors to clarify or explain the terms of any request made under paragraph 5.2, no reasonably satisfactory written clarification or explanation is received by the Buyer within that period;

     5.4.4 upon the expiry of any period prescribed by applicable legislation for the making of an appeal against either the Tax Demand in question or the decision of any court or tribunal in respect of any such Tax Demand, as the case may be;

     5.4.5 if a Tax Authority alleges that while the Company was under the collective control of the Sellers there was any act or failure to act by the Company or any of the Sellers in connection with the Tax Liability which constitutes fraud.

6.   EXCLUSIONS AND LIMITATIONS

6.1 The Warrantors' liability in relation to any Tax Claim shall be limited as described (mutatis mutandis) in Schedule 6 (for the avoidance of doubt, other than to the extent specifically excluded by paragraph 16 of Schedule
     6).

6.2 The Warrantors shall not be liable in respect of any Tax Claim in respect of any Tax Liability to the extent that:

     6.2.1 provision or reserve for such Tax Liability (excluding any provision or reserve for deferred taxation) is included within the calculation of the Tax Amount forming part of Net Cash (as the calculation of Net Cash is final and binding on the parties for the purposes of this Agreement) and/or employer's national insurance contributions of up to L603,000 which would otherwise be taken into account in the Working Capital Deficit Amount in the absence of the principle contained in the definition of Working Capital Deficit Amount that states that only amounts in excess of L603,000 should be included in the Working Capital Deficit Amount; or

     6.2.2 it arises or is increased as a result of any increase in the rates of Tax announced and coming into force with retrospective effect after the date of Completion; or

     6.2.3 it arises or is increased as a result of any imposition of new Tax or the introduction of or change in any legislation or applicable law or the change in the published practice of or concessions made by any Tax Authority announced and taking effect with retrospective effect after the date of Completion; or

     6.2.4 such liability arises or is increased by virtue of the failure or omission by the Company to make any claim, election, surrender or disclaimer or give any notice or consent to any other matter or do any other thing after Completion (otherwise than at the request of all of the Sellers), the making, giving or doing of which was taken into account or assumed in computing any provision or reserve for Tax in the Completion Accounts and where sufficient details of such claim, election, surrender, disclaimer, notice or consent are included in the Disclosure Letter with specific reference to this paragraph; or

     6.2.5 recovery has already been made in respect of the Tax Liability by the Buyer under the Tax Warranties, the Tax Covenant or any other provision of this Agreement:

     6.2.6 the Tax Liability arises or is increased as a result of any change in the accounting reference date of the Company after Completion or a voluntary change in the accounting policy or practice made after Completion, other than as necessary in order to comply with generally accepted accounting practice or as a result of a change in generally accepted accounting practice made after Completion with retrospective effect;

     6.2.7 it arises from a failure to make or insufficiency of an instalment payment of corporation tax where that failure or insufficiency arises as a result of the profits, income or gains of the Company after Completion proving to be greater in amount than the profits, income or gains than ought reasonably to have been expected at the date the relevant instalment payment was made; or

     6.2.8 the Tax Liability would not have arisen or been increased but for a voluntary act, omission, transaction or arrangement of the Buyer or any of the Companies carried out after Completion otherwise than in the ordinary course of business of the Companies and which the Buyer or any of the Companies knew or ought reasonably have known would give rise to such a Tax Liability save to the extent that such Tax Liability has reduced any other Tax Liability which would have formed the basis of a successful claim under this Schedule 8 and (unless and to the extent that the Tax Liability is thereby increased) save to the extent that the Tax Liability arises pursuant to paragraph 1.1.9(b) of
          Part 2 of Schedule 8; or

     6.2.9 the Tax Liability arises in connection with the Buyer's refusal to incorporate the Sellers' comments properly provided pursuant to clause
          7.2.1 or 7.4 save to the extent that the Tax Liability arises pursuant to paragraph 1.1.9(b) of Part 2 of Schedule 8 (unless and to the extent that the Tax Liability is thereby increased); or

     6.2.10 it is a Tax Liability comprised in the Notified Withholding Amount.

7.   TAX RETURNS

7.1 It is hereby agreed that the Buyer shall at its cost be responsible for and have control of the following matters:

     7.1.1 the preparation of the corporation tax computations and returns of each Group Company for all accounting periods of the Group Companies ended on or before Completion;

     7.1.2 the submission of such computations and returns to the appropriate Tax Authority and all negotiations, correspondence and agreements with respect thereto;

     7.1.3 the preparation and submission of all such notices, claims and elections relating to corporation tax as the Buyer may reasonably deem appropriate be made by the Group Companies in connection with such computations or returns; and

     7.1.4 the notification to the Warrantors of the amounts of corporation tax payable in respect of such accounting periods.

7.2  The Buyer shall:

     7.2.1 at all times keep the Warrantors informed as to the state of any negotiations referred to at paragraph 7.1.2 above and shall ensure that no computations and/or returns are submitted and that no correspondence, pleading or other document (other than acknowledgements) is sent, transmitted, issued or in any way published in connection with the negotiations by the Buyer or its advisers without prior submission to the Warrantors and their professional advisers for their comments (such comments not to be unreasonably withheld or delayed, but in any event to be received by the Buyer within 10 Business Days) which comments the Buyer shall not unreasonably refuse to incorporate before sending, transmitting, issuing or publishing the same to the extent that such comments relate to matters which are reasonably likely to give rise to a Tax Claim except that the Buyer will not be obliged to incorporate such comments if the Buyer reasonably considers the effect of not doing so is reasonably likely to give rise to a Tax Claim which would be less than another Tax Claim which would or could result from incorporating such comments;

     7.2.2 on requiring a Group Company to sign or enter into any computation, claim, notice, election, return or other document, provide to the Warrantors such information in its possession or that of its agents as is reasonably necessary to enable the Warrantors to review the same;

     7.2.3 not be entitled to require a Group Company to make any claim or election which would result in a Tax Claim arising as a result of:

          7.2.3.1 any income, profit or gain accruing on a disposal by any company (other than any of the Group Companies) being treated as accruing in any of the Group Companies; or

          7.2.3.2 the consideration for the acquisition of, or of the interest in, any asset owned by any of the Group Companies being treated for Tax purposes as reduced; and

     7.2.4 seek to agree such computations and settle the Tax affairs of each Group Company for the accounting periods ended on or before Completion as soon as reasonably practicable.

7.3 The Warrantors shall give such assistance as may be reasonably required to enable the corporation tax computations and returns referred to in paragraph 7.1 to be prepared, authorised, signed and submitted to the appropriate Tax Authority and to give to the Buyer, at no cost, such reasonable assistance as may be reasonably required to agree such computations and returns with the appropriate Tax Authority.

7.4 It is hereby agreed that the Buyer shall at its own cost be responsible for the preparation, submission and negotiation of the corporation tax computations and returns of each Group Company for the accounting period current at Completion (provided that the Buyer shall not require a Group Company to take the action set out in paragraph 7.2.3 above), and in relation to that accounting period, the Buyer shall at least 10 Business Days prior to submitting such computations and returns to the relevant Tax Authority, submit them (together with such information as is reasonably necessary to enable the Warrantors to review the same) to the Warrantors and their professional advisers for their comments (such comments not to be unreasonably withheld or delayed but in any event to be received by the Buyer within 10 Business Days), and the Buyer shall not unreasonably refuse to incorporate such comments before sending and transmitting such computations and returns to the extent that such comments relate to matters which is reasonably likely to give rise to a Tax Claim except that the Buyer will not be obliged to incorporate such comments if the Buyer reasonably considers the effect of not doing so is reasonably likely to give rise to a Tax Claim which would be less than another Tax Claim which would or could result from incorporating such comments.

8.   SELLERS' REPRESENTATIVES

     Each of the Warrantors authorises the Sellers' Representatives to act on their behalf in respect of Tax Claims on the terms of clauses 6.1 to 6.6 inclusive, with such amendments as are necessary to refer to the provisions of the Tax Covenant, but for the avoidance of doubt, with full authority to receive and provide notice, consent, indemnity, to make and receive payments.

                                   SCHEDULE 9

                                     OPTIONS

                            PART 1: UNVESTED OPTIONS

                             PART 2: VESTED OPTIONS

                            PART 3: UNVESTED Y SHARES

                                   SCHEDULE 10

                            INTENTIONALLY LEFT BLANK

                                   SCHEDULE 11

                       PART 1: CALCULATION PRICE PER SHARE

1 For the purposes of this schedule, the "Total Sum" is equal to A plus B1 plus B2 plus B3 plus B4 plus C minus D and cannot exceed $425,000,000 (excluding B1)

     Where:

     A  = $422,500,000, a constant sum;

     B1 = the cash received by the Company (or deemed received by the Company in the case of cashless exercise), as at the relevant date when a calculation of the Total Sum is required for the purposes of this schedule, upon exercise of all Vested Options which are exercised in accordance with their terms which shall include any accelerated vesting of such Options as disclosed in the list of Options delivered to the Buyer pursuant to paragraph 1.1(k) of Part 1 of Schedule 3, converted into US$ at the Completion Exchange Rate;

     B2 = the number (as at the relevant date when a calculation of the Total
          Sum is required for the purposes of this schedule) of Shares which are the subject of Unvested Options in respect of which an election is made under an Option Instruction Form by the holders of those Options to cancel them in exchange for Rollover Options, multiplied by the exercise price of such Options, converted into US$ at the Completion Exchange Rate;

     B3 = the number (as at the relevant date when a calculation of the Total
          Sum is required for the purposes of this schedule) of Vested Y Shares which are or have been acquired by the Buyer for cash, multiplied by L0.66 and converted into US$ at the Completion Exchange Rate;

     B4 = the number (as at the relevant date when a calculation of the Total
          Sum is required for the purposes of this schedule) of Unvested Y Shares which the holders of such Y Shares have elected under a Y Shareholder Instruction Form to be exchanged for Restricted Stock, multiplied by L0.66 and converted into US$ at the Completion Exchange Rate;

     C = the amount of the Net Cash Adjustment as determined pursuant to clause 12 of this Agreement;

     D = the amount of UK employers' national insurance contributions which is not recovered (as at the relevant date when a calculation of the Total Sum is required for the purposes of this schedule) from employees on the exercise of those Options described in B1, plus the Transaction Costs, in each case converted into US$ at the Completion Exchange Rate.

2 The holders of the A Preferred Shares and the B Preferred Shares hereby confirm that the amount of the A Preference is L1,000,000 being the amount of the preference to which the A Preference Shares are entitled under
     Article 4.2.1(iv) of the Articles on a return of capital on a liquidation as at the Completion Date, and the amount of the B Preference is L17,290,269 being the amount of the preference to which the B Preference Shares are entitled under Article 4.2.1(iv) of the Articles on a return of capital on a liquidation as at the Completion Date.

3    The price of an A Preferred Share shall be:

     (a) the amount of the A Preference divided by the number of A Preferred Shares in issue on the Drag-along Date; plus

     (b)  the Price per Ordinary Share.

4    The price of a B Preferred Share shall be:

     (a) the amount of the B Preference divided by the number of B Preferred Shares in issue on the Drag-along Date; plus

     (b)  the Price per Ordinary Share.

5 The Total Sum calculated in accordance with paragraph 1 above shall be used to calculate a price per share for the Preferred Shares, Ordinary Shares and the Y Shares as follows:

     (a) from the Total Sum, there shall be deducted the amount of the A Preference and the amount of the B Preference, and the balance thereby obtained shall be the "Ordinary Equity Value";

     (b) the Ordinary Equity Value shall be divided amongst the number of shares represented by the Fully Exploded Share Capital, and the result of that shall be the "Price per Ordinary Share";

     (c) the Price per Ordinary Share shall be divided by 5 and the result of that shall be the "Price per Y Share"; and

     (d) from the Price per Y Share there shall be deducted the sum of L0.66 (converted into US$ at the Completion Exchange Rate) and the balance thereby obtained shall be the "Net Price per Y Share".

6 A calculation of the Total Sum and the corresponding Price per Preferred Share, Price per Ordinary Share and Price per Y Share shall be performed on:

     (a)  the Completion Date; and

     (b)  the date which is 3 Business Days after the Drag Along Date; and

     (c) the date which is 3 Business Days after the calculation of the Net Cash Adjustment becoming final and binding on the parties in accordance with clause 12 of this Agreement,

     and in each case, the values of B1, B2, B3, B4, C and D shall be values of such items at the relevant calculation date, and the fully Exploded Share Capital shall be the entire issued share capital of the Company on a fully diluted basis (that is assuming the exercise of all rights to subscribe for, or to convert any security into, shares of any class in the Company, regardless of whether they are vested or unvested including shares arising from exercise of Options and shares that would have arisen from the Unvested Options which have been cancelled and exchanged for Rollover Options) and dividing the number of Y Shares by 5.

7 For illustrative purposes only, the following is a worked example of the calculation of the Total Sum, the Price per Ordinary Share, the Price per Y Share and the Net Price per Y Share:-

     Assuming that and for these purposes, an exchange rate of $1.83: L1.00:

     B1 = $8.8m, B2 = $3.0m, B3 = $1.0m, B4 = $3.6m, C = zero, and D = $10.1m, and the Fully Exploded Share Capital is 20.195m shares, then:

     Total Sum = A + B1 + B2 + B3 + B4 + C - D

               = $422.5m + $8.8m + $3.0m + $1.0m + $3.6m + zero - $10.1m

               = $428.8m

     Ordinary Equity Value = $428.8m - $1.83m - $31.67m

                           = $395.3

                                $395.3m
     Price per Ordinary Share = ------- = $19.57
                                20.195m

                         $19.57
     Price per Y Share = ------ = $3.91
                            5

     Net Price per Y Share = $3.91 - L0.66 = $3.91 - $1.21 = $2.70

8 For the purposes of calculating the Total Sum, the Price per Ordinary Share, the Price per Y Share and the Net Price per Y Share:

     (a)  on the Completion Date, the following assumptions shall be made:

          C = zero, D = the amount of Transaction Costs set out on Appendix 2 or any other amount agreed for the purpose between the Buyer and the Sellers' Representatives.

          Fully Exploded Share Capital = the number of shares calculated by reference to the list delivered to the Buyer pursuant to paragraph 1.1(k) of Part 1 of Schedule 3 assuming the exercise of all Options (vested or unvested) and the sale of all Y Shares (vested or unvested), including shares arising from exercise of Options and shares that would have arisen from the Unvested Options which have been cancelled and exchanged for Rollover Options, and dividing the number of Y Shares by 5

     (b) on the date specified in paragraph 6(b), the following assumption shall be made:

          C = zero save that if the Net Cash Adjustment has been determined or agreed pursuant to clause 12 of this Agreement prior to such date then C shall be the amount of the Net Cash Adjustment; and

     (c) on the date specified in paragraph 6(c), no assumptions shall be made and all amounts required to perform the calculations shall be ascertained unless the actual amount of the Transaction Costs is greater or less than the amount agreed between the Buyer and the Sellers' Representatives prior to the Completion Date. If this is the case, the actual amount of the Transaction Costs shall be used when performing the calculation at this date.

9 The Sellers' Representatives shall deliver on or prior to the True Up Date a certificate confirming the amount of the actual Transaction Costs and the extent to which they are greater or less than the amount agreed between the Buyer and the Sellers' Representatives prior to the Completion Date.

10 The Buyer shall not be obliged to cause the issue of Restricted Stock to more than 99 holders of Unvested Y Shares in the United Kingdom, the 99 holders being the 99 individuals in the United Kingdom holding the largest numbers of Unvested Y Shares, and the UK Y Shareholder Letter shall for the purposes of clause 24 be sent only to those holders of Y Shares in the United Kingdom, with the UK Y Shareholder Cash Letter being sent to all other holders of Unvested Y Shares in the United Kingdom (a "Cash Unvested Y Shareholder"). A holder of Unvested Y Shares other than a Cash Unvested Y Shareholder is referred to in this Schedule as a Restricted Stock Unvested Y Shareholder.

11 On Day 40, the Buyer shall cause the Buyer Parent to satisfy the cancellation of all Unvested Options in respect of which an Option Instruction Form has been received in exchange for Rollover Options, regardless of whether or not an Option Instruction Form electing for such an exchange is received on or prior to the Completion Date or following the Completion Date and on or before Day 40.

12 On Day 40, the Buyer shall cause the Buyer Parent to issue Restricted Stock to Restricted Stock Unvested Y Shareholders in respect of whose Unvested Y Shares a Y Shareholder Instruction Form has been received, regardless of whether or not such Y Shareholder Instruction Form is received on or prior to the Completion Date or following the Completion Date and on or before Day 40.

13 Following Day 40, the Buyer shall pay cash to Cash Unvested Y Shareholders in accordance with this Schedule 11 in respect of whose Unvested Y Shares a Y Shareholder Instruction Form has been received, regardless of whether or not such Y Shareholder Instruction Form is received on or prior to the Completion Date or following the Completion Date and on or before Day 40.

14 Where there is any deduction to be made, which is in any currency other than US dollars, then such amount shall be converted into US dollars at the Completion Exchange Rate.

15 In the event that the holders of the Unvested Options which are EMI Options cease to retain EMI tax favoured status in respect of their Rollover Option, then the parties hereby agree that in calculating the number of Rollover Options which are to be exchanged for Unvested Options which are EMI Options, the exchange ratio shall be adjusted such that the Unvested Options which are EMI Options enjoy an aggregate premium of up to $1,000,000 in calculating the number of shares to be granted under those Rollover Options.

                      PART 2: SETTLEMENT ON COMPLETION DATE

There shall be deducted from the amounts paid to Shareholders other than Y Shareholders in respect of Unvested Y Shares pursuant to this Part 2 of Schedule 11 all amounts of Taxation, including without limitation income tax, employee and employer national insurance contributions or other social security contributions, which arise in connection with the Option exercises, sale of shares or the exchange of Unvested Options for Rollover Options and which is listed against the relevant Shareholder's or Option Holder's name in the list to be delivered to the Buyer pursuant to paragraph 1.1(k)(iv) or (viii) or (ix) of
Part 1 of Schedule 3.

     Selling Shareholders (other than Sellers of Y Shares)

1 In respect of those shares for which a duly executed stock transfer form has been delivered to the Buyer on or prior to the Completion Date, the Buyer shall on the Completion Date pay in cash to each such transferring Shareholder the Price per Preferred Share or (as the case may be) Price per Ordinary Share calculated in accordance with Part 1 of this Schedule 11, multiplied by the number of shares comprised in such stock transfer form(s), less such Shareholder's proportion of the Escrow Amount and such Shareholder's proportion of the Completion Escrow Account.

2    On the Completion Date, such a Shareholder's proportion of each of the
                                                        A
     Escrow Amount and the Completion Escrow Amount is ---, where:
                                                        B

     A = the number of shares comprised within the stock transfer form(s) executed by such Shareholder

     B = the total number of shares in the capital of the Company acquired by the Buyer on the Completion Date, but excluding for these purposes, 55.5% of the Unvested Y Shares acquired by the Buyer on the Completion Date and all of the Unvested Options exchanged for Rollover Options, and for the avoidance of doubt, treating 5 Y Shares as constituting 1 Share

     Shares arising by virtue of exercise of Vested Options

3 In respect of those shares for which an Optionholder Instruction Letter and a duly executed stock transfer form have been delivered to the Buyer on or prior to the Completion Date, the Buyer shall on the Completion Date pay in cash to such transferring Shareholder the Price per Ordinary Share calculated in accordance with Part 1 of this Schedule 11, multiplied by the number of shares comprised in such stock transfer form(s), less:

     (a) unless paid by the Option Holder, the exercise price payable in respect of those shares pursuant to the exercise of the relevant Vested Option; and

     (b) any income tax and employee national insurance or other employee social security contributions arising as a result of the exercise of the relevant Vested Option as notified within the Notified Withholding Amount; and

     (c) any employers' NIC which such shareholder is required to bear the cost of and which arises upon the exercise of such Vested Option as notified within the Notified Withholding Amount; and

     (d) such Shareholder's proportion of the Escrow Amount and such Shareholder's proportion of the Completion Escrow Account calculated as in paragraph 2 above.

     Holders of Vested Y Shares

4 In respect of those Vested Y Shares for which a duly executed stock transfer form has been delivered to the Buyer on or prior to the Completion Date, the Buyer shall on the Completion Date pay in cash to such transferring Shareholder the Price per Y Share calculated in accordance with Part 1 of this Schedule 11, multiplied by the number of Vested Y Shares comprised in such stock transfer form(s), less

     (a) L0.66 (converted into US$ at the Completion Exchange Rate) x the number of Vested Y Shares comprised in such stock transfer form(s); and

     (b) such Shareholder's proportion of the Escrow Amount and such Shareholder's proportion of the Completion Escrow Account calculated as in paragraph 2 above.

     Partial Acceleration of Unvested Shares

5 The parties agree that as regards the Unvested Y Shares the subject of Y Shareholder Instruction Forms, 44.5% of the Unvested Y Shares the subject of such Instructions Forms shall be regarded as Vested Y Shares and the Buyer shall satisfy the amount due in respect of those Unvested Y Shares in cash in accordance with paragraph 4 above and the balance shall be treated in accordance with paragraph 5 of Part 3.

                          PART 3: SETTLEMENT ON DAY 40

There shall be deducted from the amounts paid to Shareholders and holders of Unvested Options pursuant to this Part 3 of Schedule 11 all amounts of Taxation, including without limitation income tax, employee and employer national insurance contributions or other social security contributions, which arise in connection with the Option exercises, sale of shares or the exchange of Unvested Options for Rollover Options and which is listed against the relevant Shareholder's or Option Holder's name in the list to be delivered to the Buyer pursuant to paragraph 1.1(k)(iv) or (viii) or (ix) of Part 1 of Schedule 3.

1 On the date specified in paragraph 6(b) of Part 1 of this Schedule ("Day 40"), the calculations described in paragraph 6 of Part 1 above shall be performed. References to a Day 40 Price per Share shall be a to Price per Preferred Share calculated as at Day 40 in accordance with Part 1 of this
     Schedule 11, Price per Ordinary Share calculated as at Day 40 in accordance with Part 1 of this Schedule 11 or Price per Y Share calculated as at Day 40 in accordance with Part 1 of this Schedule 11 as the case may be.

     Selling Shareholders (other than Sellers of Y Shares)

2 Those Shareholders who have delivered to the Buyer duly executed stock transfer forms in the period starting after Completion and ending on Day 40 shall receive from the Buyer in cash on Day 40 the Price per Ordinary Share calculated as at Day 40 in accordance with Part 1 of this Schedule 11 multiplied by the number of shares comprised in such stock transfer forms, less:

      A                                       A
     --- multiplied by the Escrow Amount and --- multiplied by the Completion
      B                                       B
     Escrow Amount, where

     A = the number of shares comprised within the stock transfer form(s) executed by such Shareholder

     B = the total number of shares in the capital of the Company acquired by the Buyer as at Day 40, including all Dragged Shares so acquired, but excluding for these purposes, 55.5% of the Unvested Y Shares acquired by the Buyer as at Day 40 and all of the Unvested Options exchanged for Rollover Options, and for the avoidance of doubt, treating 5 Y Shares as constituting 1 Share

     Shares arising by virtue of exercise of Vested Options

3 In respect of those shares for which an Optionholder Instruction Letter and a duly executed stock transfer form have been delivered to the Buyer in the period starting after Completion and ending on Day 40, the Buyer shall on Day 40 pay in cash to such transferring Shareholder the Price per Ordinary Share calculated in accordance with Part 1 of this Schedule 11, multiplied by the number of shares comprised in such stock transfer form(s), less:

     (a) Unless paid by the Option Holder, the exercise price payable in respect of those shares pursuant to the exercise of the relevant Vested Option; and

     (b) any income tax and employee national insurance or other employee social security contributions arising as a result of the exercise of the relevant Vested Option as notified within the Notified Withholding Amount; and

     (c) any employers' NIC which such shareholder is required to bear the cost of and which arises upon the exercise of such Option as notified within the Notified Withholding Amount; and

              A
     (d)  B (---) multiplied by each of the Escrow Amount and the Completion
              B
          Escrow Amount calculated as per paragraph 2 of this Part 3 of
          Schedule 11

     Holders of Vested Y Shares

4 In respect of those Vested Y Shares for which a duly executed stock transfer form has been delivered to the Buyer in the period starting after Completion and ending on Day 40, the Buyer shall pay on Day 40 in cash to such transferring Shareholder the Price per Y Share calculated in accordance with Part 1 of this Schedule 11, multiplied by the number of Vested Y Shares comprised in such stock transfer form(s), less:

     (a) L0.66 (converted into US$ at the Completion Exchange Rate) x the number of Vested Y Shares comprised in such stock transfer form(s); and

           A
     (b)  --- multiplied by each of the Escrow Amount and the Completion Escrow
           B
          Amount calculated as per paragraph 2 of this Part 3 of Schedule 11

     Holders of Unvested Y Shares

5 In respect of those Unvested Y Shares for which a Y Shareholder Instruction Form duly electing to exchange such shares for Restricted Stock and for which a duly executed stock transfer form have been delivered to the Buyer by a Restricted Stock Unvested Y Shareholder by no later than Day 40, the Buyer shall on Day 40 satisfy the amount due in respect of such exchange by causing the issue by Buyer Parent of such number of Restricted Stock (rounding down in the case of any entitlement to a fractional number), on the terms applying to the Unvested Y Shares before the exchange, including the relevant provisions of the Articles, as applied by the Buyer as shall have a value (calculated in accordance with paragraph 6 below) equal to the number of Unvested Y Shares transferred multiplied by the Price per Y Share less L0.66 (converted into US$ at the Completion Exchange Rate) x the number of Unvested Y Shares exchanged.

     In respect of those Unvested Y Shares for which a Y Shareholder Instruction Form duly electing to sell such shares for cash and for which a duly executed stock transfer form has been delivered to the Buyer by a Cash Unvested Y Shareholder by no later than Day 40, the Buyer shall following Day 40 pay to such transferring Shareholder the Price per Y Share calculated in accordance with Part 1 of this Schedule 11, multiplied by the number of Unvested Y Shares comprised in such stock transfer form(s), less L0.66 (converted into US$ at the Completion Exchange Rate) x the number of Unvested Y Shares comprised in such stock transfer form(s). Such cash payment shall be made in instalments on the dates on which the Unvested Y Shares in question would have vested but for their sale to the Buyer, with each instalment being a proportion of the aggregate cash amount equal to the proportion of the Unvested Y Shares in question that would have vested on the date in question but for their sale to the Buyer; the Cash Unvested Y Shareholder's right to any payment shall be subject to the terms applying to the Unvested Y Shares before the exchange, including the relevant provisions of the Articles, as applied by the Buyer.

     Restricted Stock Value

6 The value attributable to the Restricted Stock shall be the average of the closing trading price of the Buyer Parent's ordinary shares of L0.01 par value over the ten consecutive trading days ending with the trading day that is five trading days prior to the Completion Date as quoted on the New York Stock Exchange.

     Holders of Unvested Options

7 In respect of those Unvested Options for which an Option Instruction Form electing to exchange such Unvested Options for Rollover Options has been delivered to the Buyer by no later than Day 40, the number of shares the subject of Rollover Options to which such holder of Unvested Options is entitled shall be equal to W/X where W is equal to the Price per Ordinary Share multiplied by the number of shares in the Company which would have arisen upon exercise of the Unvested Option in full, and where X is equal to the value calculated in accordance with paragraph 6 above rounding down in the case of any entitlement to a fractional number of Rollover Options, and the exercise price per share comprised within those Rollover Options shall be equal to Y/Z where Y is equal to the aggregate exercise price that would have been payable had such Unvested Options been exercised, converted into US$ using the Completion Exchange Rate and where Z is equal to the number determined by the application of the formula W/X set out above.

     The Buyer shall on Day 40 satisfy this entitlement by causing such number of Rollover Options to be granted by Buyer Parent at such an exercise price per share.

     Shareholders who sold Shares on Completion

8 All of those persons who on Completion sold shares or shares arising from exercise of Vested Options shall be entitled to receive from the Buyer on Day 40 an amount in cash equal to the difference between the amount they would have received on Completion had their entitlement been calculated at such date at a Price per Share equal to the Day 40 Price per Share as opposed to the Price per Share on the Completion Date plus, their proportion of the amounts withheld from persons who sold shares between Completion and Day 40 in respect of the Escrow Amount. Their proportion being the amount that they contributed to the Escrow Account divided by the Escrow Amount and their proportion of the amount they contributed to the Completion Escrow Account divided by the Completion Escrow Amount.

                     PART 4: SETTLEMENT ON THE TRUE UP DATE

1 In circumstances where the Net Cash Adjustment has not become final and binding on the parties in accordance with clause 12 of this Agreement prior to Day 40, on the date which is 3 Business Days after the calculation of the Net Cash Adjustment becoming final and binding on the parties in accordance with clause 12 of this Agreement, (the "True up Date"), the calculations described in paragraph 6(c) of Part 1 of this Schedule shall be performed in order to ascertain the Price per Preferred Share, Price per Ordinary Share and Price per Y Share as at the True up Date (in each case a "True up Date Price per Share").

2 If the Price per Preferred Share, Price per Ordinary Share and Price per Y Share as at the True up Date is greater than the applicable Day 40 Price per Share, then the Buyer shall on the True up Date:

     (a) pay in cash to the persons who have transferred shares (other than Unvested Y Shares) to the Buyer pursuant to this Agreement, a Shareholder Instruction Form, an Option Instruction Form, the Articles or the new Articles but including shares arising from the exercise of Vested Options an amount equal to the difference between the True up Date Price per Share and the Day 40 Price per Share multiplied by the number of shares so transferred to the Buyer; and

     (b) persons who sold Unvested Y Shares shall as regards their Unvested Y Shares be treated in accordance with paragraph 2(a) above as to 44.5% of their Unvested Y Shares.

          PART 5: ENTITLEMENTS TO SUMS RELEASED FROM THE ESCROW ACCOUNT

In circumstances where the monies standing to the credit of the Escrow Account are being released to the Sellers, then subject to the provisions of paragraph
3.2 of Schedule 7, the following provisions shall apply:

(a) such money shall belong to those Shareholders (and in relation to holders of Unvested Y Shares only as to 44.5% of their Unvested Y Shares) who have sold their shares to the Buyer pursuant to this Agreement, a Shareholder Instruction Form, an Optionholder Instruction Form, the Articles or the New Articles, including shares deriving from the exercise of Vested Options and who have accordingly contributed to the Escrow Account;

(b) those Shareholders shall be entitled to that money in the proportions to which each such Shareholder has contributed to the Escrow Account.

                                   Appendix B

                                TRANSACTION COSTS

                                    EXECUTION

Executed as a deed by BROADVIEW BCPSBS FUND LP acting by
BROADVIEW BCPSBS, its manager, acting by:


/s/ Steven D. Brooks
-------------------------------------
[signature of first director]

Steven D. Brooks
[print name of first director]
Director


Executed as a deed by BCP AFFILIATES FUND LLC acting by
BCP CAPITAL MANAGEMENT LLC, its manager, acting by:


/s/ Steven D. Brooks
-------------------------------------
[signature of first director]

Steven D. Brooks
[print name of first director]
Director

Executed as a deed by BCP CAPITAL LP acting by
BCP GENERAL LLC, its general partner, acting by:


/s/ Steven D. Brooks
-------------------------------------
[signature of first director]

Steven D. Brooks
[print name of first director]
Director

Executed as a deed by BCP CAPITAL QPF LP acting by
BCP GENERAL LLC, its general partner, acting by:


/s/ Steven D. Brooks
-------------------------------------
[signature of first director]

Steven D. Brooks
[print name of first director]
Director

Executed as a deed by KENNET 1 LP acting by
KENNET CAPITAL MANAGEMENT (JERSEY) LTD,
its manager, acting by:


/s/ Michael George Best                 and   /s/ L. Renault
-------------------------------------         ----------------------------------
[signature of first director]                 [signature of second director
                                              or secretary]

Michael George Best                           L. Renault
[print name of first director]                [print name of second director or
Director                                      secretary]
                                              Alternate Director

Executed as a deed by HARBOURVEST INTERNATIONAL PRIVATE EQUITY PARTNERS IV - DIRECT FUND LP acting by HIPEP IV - DIRECT ASSOCIATES LLC, its general partner, acting by HARBOURVEST PARTNERS LLC, its manager, acting by:


/s/ Edward W. Kane
-------------------------------------
[signature of first director]

Edward W. Kane
[print name of first director]
Senior Managing Director

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
JONATHAN CRATON
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]


Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
DONALD GIBSON
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
DAVID EMBLETON
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
MARK FARMER
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
JEREMY CROOK
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
GUY DUBOIS
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
BRIAN BUGGY
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
DAVE ETTLE
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
STEVE HURN
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
DAVID RICE-JONES
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
FRANCIS HAYSOM
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
ROBERT CURRAN
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
DALE THOMAS
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
-------------------------------------
[signature]

As Attorney for
KELLY CONNERY
in the presence of:


/s/ Gaunor Duton
-------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

-------------------------------------

-------------------------------------

-------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
--------------------------------------
[signature]


As Attorney for
NELSON VEIGA
in the presence of:


/s/ Gaunor Duton
--------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
--------------------------------------
[signature]


As Attorney for
TODD FRYBURGER
in the presence of:


/s/ Gaunor Duton
--------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
--------------------------------------
[signature]


As Attorney for
STEVE MILLER
in the presence of:


/s/ Gaunor Duton
--------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
--------------------------------------
[signature]


As Attorney for
MIKE SHELTON
in the presence of:


/s/ Gaunor Duton
--------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
--------------------------------------
[signature]


As Attorney for
PETER HURST
in the presence of:


/s/ Gaunor Duton
--------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation
Solicitor

Signed as a deed by:


/s/ David Embleton
--------------------------------------
[signature]


As Attorney for
MURRAY CREIGHTON
in the presence of:


/s/ Gaunor Duton
--------------------------------------
[signature of witness]

Gaunor Duton
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation
Solicitor


Executed as a deed by AMDOCS LIMITED acting by:


/s/ Thomas O'Brien
--------------------------------------
[signature]

Thomas O'Brien
Authorised signatory

Executed as a deed by AMDOCS ASTRUM LIMITED acting by:


/s/ Shane Carolan
--------------------------------------
[signature]

Shane Carolan
Authorised signatory

Signed as a deed by:

/s/ David Embleton
--------------------------------------
[signature]

As Attorney for
--------------------------------------
JONATHAN MCKAY
in the presence of:

/s/ Dinah Hancock
--------------------------------------
[signature of witness]

Dinah Hancock
--------------------------------------
[print name of witness]

Address

--------------------------------------

--------------------------------------

--------------------------------------

Occupation

P.A.
--------------------------------------